     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1995
                                                REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   DVI, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                                     22-2722773
(STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                                 500 HYDE PARK
                         DOYLESTOWN, PENNSYLVANIA 18901
                                 (215) 345-6600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                DAVID L. HIGGINS
                                 500 HYDE PARK
                         DOYLESTOWN, PENNSYLVANIA 18901
                                 (215) 345-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

   JOHN A. HEALY, ESQ.                                      STEVEN R. FINLEY, ESQ.
     ROGERS & WELLS                                         GIBSON, DUNN & CRUTCHER
     200 PARK AVENUE                                            200 PARK AVENUE
NEW YORK, NEW YORK 10166                                   NEW YORK, NEW YORK 10166
      (212) 878-8000                                             (212) 351-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                                              CALCULATION OF REGISTRATION FEE
============================================================================================================================

                                                                    PROPOSED MAXIMUM    PROPOSED MAXIMUM      AMOUNT OF
                                                AMOUNT TO BE         OFFERING PRICE    AGGREGATE OFFERING   REGISTRATION
   TITLE OF SECURITIES BEING REGISTERED         REGISTERED(1)           PER UNIT            PRICE(2)           FEE(2)
- ---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.005
  per share................................    2,875,000 shares          $11.75           $33,781,250          $11,649
===========================================================================================================================

- --------------------------------------------------------------------------------
(1) Includes 375,000 shares issuable upon exercise of the Underwriters' over-allotment option.
(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the calculation of the registration fee is based on the average of the high and low prices of the Registrant's Common Stock reported in the consolidated reporting system of the New York Stock Exchange on June 19, 1995.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                   DVI, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                    REQUIRED BY ITEMS IN PART I OF FORM S-1

ITEM
 NO.                FORM S-1 CAPTION                     LOCATION OF CAPTION IN PROSPECTUS
- ----                ----------------                     ---------------------------------
   1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus....  Outside Front Cover Page

   2.  Inside Front and Outside Back Cover Pages
        of Prospectus.............................  Inside Front Cover Page; Outside Back Cover
                                                    Page

   3.  Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges..............  Prospectus Summary; Risk Factors

   4.  Use of Proceeds............................  Use of Proceeds

   5.  Determination of Offering Price............  Cover Page

   6.  Dilution...................................                       *

   7.  Selling Security Holders...................                       *

   8.  Plan of Distribution.......................  Underwriting

   9.  Description of Securities to be
        Registered................................  Prospectus Summary; Price Range of Common
                                                    Stock and Dividend Policy; Description of
                                                    Capital Stock

  10.  Interests of Named Experts and Counsel.....  Legal Matters; Experts

  11.  Information with Respect to the
        Registrant................................  The Company; Business; Risk Factors;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Price Range of Common Stock and
                                                    Dividend Policy; Principal Stockholders;
                                                    Shares Eligible for Future Sale; Selected
                                                    Financial Information and Other Data;
                                                    Management; Certain Transactions

  12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities...............................                       *

- ---------------
* Not applicable or answer is in the negative.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION -- DATED JUNE 23, 1995

PROSPECTUS
- --------------------------------------------------------------------------------

                                2,500,000 Shares

                                   DVI, Inc.

                                  Common Stock
- --------------------------------------------------------------------------------

All 2,500,000 shares of common stock, par value $.005 per share (the "Common Stock"), offered hereby are being sold by DVI, Inc. (the "Company").

The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "DVI." On June 22, 1995, the last reported sales price of the Common Stock on the NYSE was $11.50 per share. See "Price Range of Common Stock and Dividend Policy." Application has been made to list the shares of Common Stock offered hereby on the NYSE.

SEE "RISK FACTORS" ON PAGES 8 TO 14 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
- --------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


=====================================================================================================
                                                              Underwriting
                                         Price to             Discounts and           Proceeds to
                                          Public             Commissions(1)           Company(2)
- -----------------------------------------------------------------------------------------------------

Per Share........................            $                      $                      $
- -----------------------------------------------------------------------------------------------------
Total(3).........................            $                      $                      $
=====================================================================================================


(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $490,000.
(3) The Company has granted to the several Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be
    $          , the total Underwriting Discounts and Commissions will be
    $          and the total Proceeds to Company will be $          . See
    "Underwriting."
- --------------------------------------------------------------------------------
The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on
or about July   , 1995.

PRUDENTIAL SECURITIES INCORPORATED                       OPPENHEIMER & CO., INC.
July   , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-1 (which, together with all amendments thereto, is referred to in this Prospectus as the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document designated as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the document involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. As used in this Prospectus (i) "Offering" refers to the offering of shares of Common Stock made hereby, (ii) "loan portfolio" refers to the Company's net financed receivables unless the context otherwise requires and (iii) "loan originations" refers to equipment loans originated by the Company and equipment loans purchased by the Company through its wholesale loan origination program. Unless otherwise indicated, information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     DVI, Inc. (the "Company") is a specialty commercial finance company whose core business is financing higher cost diagnostic imaging, radiation therapy and other types of sophisticated medical equipment for outpatient healthcare centers, groups of physicians and hospitals. Over the last 10 years, the Company has developed extensive expertise in analyzing the credit of healthcare providers that lack audited financial statements and detailed business plans. By servicing the equipment financing needs of these healthcare providers and the corresponding need for equipment manufacturers to arrange financing for their customers, the Company has established a niche in markets underserved by most banks and finance companies. In addition to equipment financing, a small but growing part of the Company's business is making working capital loans to outpatient healthcare providers secured by their medical receivables and other collateral, and are referred to collectively in this Prospectus as "medical receivables loans."

     Virtually all of the Company's equipment loans are structured on a fixed interest rate basis such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's risk management strategy is to avoid risks associated with the residual value of equipment and of loan prepayments and to minimize its exposure to interest rate fluctuations. The Company's equipment loans are structured principally as notes secured by equipment or direct financing leases with a bargain purchase option for the equipment user, and are referred to collectively in this Prospectus as "equipment loans."

     In the past two years, the Company has grown substantially. In its fiscal year ended June 30, 1994 ("fiscal 1994"), the Company's loan origination volume increased approximately 178% to $163.0 million from $58.6 million for the fiscal year ended June 30, 1993 ("fiscal 1993"). During the nine months ended March 31, 1995, the Company's loan origination volume increased approximately 89% to $233.0 million from $123.0 million for the first three quarters of fiscal 1994. The Company's net financed receivables increased approximately 100% to $234.8 million at June 30, 1994 from $117.5 million at June 30, 1993. The Company's net financed receivables increased approximately 79% to $370.6 million at March 31, 1995 from $206.7 million at March 31, 1994.

     The Company uses asset securitization ("securitization") and other structured finance techniques to permanently fund most of its equipment loans and since 1991 has funded $414.8 million of equipment loans in this manner. The Company's ability to securitize loans improved significantly in recent years which enabled it to securitize loans in the public market in fiscal 1994. Access to the public securitization market has lowered the Company's relative funding costs and expanded the Company's access to funding.

     The Company's growth strategy is to increase the size of its loan portfolio by expanding its share of the diagnostic imaging and radiation therapy equipment financing markets and by generating financing opportunities in other areas of the healthcare industry. The Company's principal means of implementing this strategy are to (i) maximize the value of its relationships with four of the six largest manufacturers of diagnostic imaging equipment by obtaining additional customer referrals, (ii) originate medical equipment loans on a wholesale basis,
(iii) generate additional equipment and medical receivable financing business directly from the Company's existing customer base, (iv) establish equipment financing relationships with manufacturers of patient treatment devices and (v) expand its medical receivable financing activities.

                                  THE OFFERING

Common Stock Offered Hereby....................... 2,500,000 shares
Common Stock to be Outstanding after the           9,211,180 shares(1)
  Offering........................................
Use of Proceeds................................... For working capital, temporary reduction of existing short-term indebtedness and
                                                   general corporate purposes. See "Use of
                                                   Proceeds."
NYSE Symbol....................................... DVI

- ---------------
(1) Does not include (i) 575,000 shares of Common Stock issuable upon the exercise of outstanding warrants to purchase Common Stock resulting from the Company's public offering of units consisting of Common Stock and warrants to purchase Common Stock completed in February 1991, which have an exercise price of $12.00 per share, (ii) 335,000 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock held by third parties, which have a weighted average exercise price of $14.30, per share (iii) 755,994 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock available to the Company's employees and directors, which have a weighted average exercise price of $8.50 per share, (iv) 1,367,924 shares of Common Stock issuable upon conversion of the Company's 9 1/8% Convertible Subordinated Notes (the "Convertible Subordinated Notes"), at a conversion price of $10.60 per share, subject to adjustment in certain circumstances,
    (v) 400,000 shares of Common Stock issuable to the former shareholders of Medical Equipment Finance Corp. ("MEF Corp.") in connection with the acquisition of MEF Corp., which issuance is subject to stockholder approval and an increase in the Company's authorized capital stock or (vi) 200,000 shares of Common Stock issuable to certain employees of the Company under a stock incentive plan, which plan is subject to stockholder approval and an increase in the Company's authorized capital stock. See "Description of Capital Stock," "Underwriting," "Shares Eligible for Future Sale" and Notes 10, 11, 15 and 19 to the Company's Consolidated Financial Statements located elsewhere in this Prospectus.

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                                       YEAR ENDED JUNE 30,                     MARCH 31,
                                                          ----------------------------------------------   -----------------
                                                           1990     1991      1992      1993      1994      1994      1995
                                                          ------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Finance and other income..............................  $6,972   $10,571   $14,736   $15,199   $20,911   $14,363   $26,345
  Margins earned(1).....................................   3,261     5,638     8,747    10,194    12,078     8,463    10,896
  Earnings from continuing operations before provision
    for income taxes, equity in net earnings (loss) of
    investees and discontinued operations...............   1,444     2,843     4,915     4,459     4,313     2,872     4,578
  Earnings from continuing operations...................     873     1,726     3,053     2,580     2,260     1,424     2,655
  Loss from discontinued operations(2)..................       0         0      (346)   (1,922)   (3,145)        0         0
                                                          ------   -------   -------   -------   -------   -------   -------
  Net earnings (loss)(2)................................  $  873   $ 1,726   $ 2,707   $   658   $  (885)  $ 1,424   $ 2,655
                                                          ======   =======   =======   =======   =======   =======   =======
  Earnings (loss) per common and common equivalent
    share:
    From continuing operations(2).......................  $ 0.28   $  0.37   $  0.57   $  0.39   $  0.34   $  0.21   $  0.39
    From discontinued operations........................    0.00      0.00     (0.06)    (0.29)    (0.47)     0.00      0.00
                                                          ------   -------   -------   -------   -------   -------   -------
  Net earnings (loss) per common and common equivalent
    share...............................................  $ 0.28   $  0.37   $  0.51   $  0.10   $ (0.13)  $  0.21   $  0.39
                                                          ======   =======   =======   =======   =======   =======   =======
  Weighted average number of common and common
    equivalent shares outstanding.......................   3,173     4,728     5,353     6,601     6,717     6,716     6,870

                                                                    AS OF JUNE 30,                    AS OF MARCH 31, 1995
                                                    ----------------------------------------------  ------------------------
                                                     1990     1991      1992      1993      1994     ACTUAL   AS ADJUSTED(3)
                                                    -------  -------  --------  --------  --------  --------  --------------
BALANCE SHEET DATA:
  Unearned income(4)............................... $16,868  $22,211  $ 21,720  $ 24,563  $ 47,644  $ 71,681     $ 71,618
  Total assets.....................................  55,479   85,084   104,714   147,161   265,949   434,847      461,418
  Short-term borrowings due under warehouse
    facilities.....................................  18,187   22,153    31,349    45,221    34,586   147,969      121,398
  Long-term debt (primarily limited recourse)......  22,177   36,358    24,569    51,827   148,852   218,878      218,878
  Convertible subordinated notes...................       0        0         0         0    14,112    13,742       13,742
  Shareholders' equity.............................   6,194   16,113    34,006    34,664    33,993    37,770       64,341

                                                                                                          AS OF OR FOR THE
                                                                                                            NINE MONTHS
                                                                       AS OF OR FOR THE                        ENDED
                                                                     YEAR ENDED JUNE 30,                     MARCH 31,
                                                        ----------------------------------------------  --------------------
                                                         1990     1991      1992      1993      1994      1994        1995
                                                        -------  -------  --------  --------  --------  --------    --------
ADDITIONAL OPERATING AND OTHER DATA:
  Gross financed receivables(5)........................ $68,187  $92,670  $107,306  $142,073  $282,413  $250,269    $442,268
  Net financed receivables(6)..........................  51,319   70,459    85,586   117,510   234,769   206,708     370,587
  Loans originated(7)..................................  42,000   39,600    46,400    58,600   163,000   123,000     233,000
  Net charge-offs as a percentage of average net
    financed receivables(8)............................   0.37%    0.11%     0.05%     0.04%     0.14%     0.05%       0.08%

- ---------------

(1) Margins earned consists of finance and other income less interest expense. Expenses associated with the issuance of the Company's debt for the years 1990 through 1994, as well as the nine months ended March 31, 1994, have been reclassified from Selling, General and Administrative Expense to Interest Expense to conform with the March 31, 1995 presentation.

(2) On June 30, 1993, the Company formally adopted a plan to divest substantially all of its healthcare operations, which consisted of seven outpatient healthcare facilities that the Company operated or managed on a direct basis and one facility which was in the development stage and not yet in operation. At June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities and had written off the investment in and assets of the remaining two. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock in the Offering at an assumed public offering price of $11.50 per share after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company and application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

(4) Unearned income consists of interest income that will be recognized, using the interest method of accounting, over the remaining life of the finance contracts outstanding.

(5) Gross financed receivables consist of receivables in installments, receivables in installment-related parties, residual valuation, notes collateralized by medical receivables and equipment on operating leases.

(6) Net financed receivables consist of gross financed receivables net of unearned income.

(7) Includes equipment loans purchased through the Company's wholesale loan program which the Company implemented in June 1994. See "Business -- Sales and Marketing" and " -- Loan Characteristics and Underwriting."

(8) Presentation is based on averages of period beginning and period ending balances. See "Business -- Credit Experience."

- -------------------------------------------------------------------------------

             SUMMARY QUARTERLY FINANCIAL INFORMATION AND OTHER DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             AS OF OR FOR THE                                    AS OF OR FOR THE
                                            THREE MONTHS ENDED                                  THREE MONTHS ENDED
                             -------------------------------------------------  --------------------------------------------------
                             SEPTEMBER 30,  DECEMBER 31,  MARCH 31,   JUNE 30,  SEPTEMBER 30,   DECEMBER 31,  MARCH 31,   JUNE 30,
                                 1992           1992        1993        1993         1993           1993        1994        1994
                             -------------  ------------  ---------   --------  --------------  ------------  ---------   --------
    STATEMENT OF OPERATIONS
     DATA:
     Finance and other
       income(1)............   $   4,321      $  3,341    $  3,654    $  3,883     $  4,262       $  4,567    $  5,523    $  6,559
     Margins earned(1)(2)...       3,108         2,167       2,516       2,403        2,646          2,675       3,132       3,625
     Earnings from
       continuing operations
       before provision for
       income taxes, equity
       in net earnings
       (loss) of investees
       and discontinued
       operations...........       1,896           903       1,038         622          634          1,006       1,232       1,441
     Earnings from
       continuing
       operations...........       1,172           498         562         348          330            447         646         837
     Loss from discontinued
       operations(3)........        (275)         (261)       (520)       (866)           0              0           0      (3,145)
                                  ------        ------      ------      ------       ------         ------      ------      ------
     Net earnings
       (loss)(3)............   $     897      $    237    $     42    $   (518)    $    330       $    447    $    646    $ (2,308)
                                  ======        ======      ======      ======       ======         ======      ======      ======
     Earnings (loss) per
       common and common
       equivalent share:
       From continuing
         operations.........   $     .18      $    .08    $    .08    $    .05     $    .05       $    .07    $    .10    $    .12
       From discontinued
         operations(3)......        (.04)         (.04)       (.08)       (.13)         .00            .00         .00        (.47)
                                  ------        ------      ------      ------       ------         ------      ------      ------
     Net earnings (loss) per
       common and common
       equivalent
       share(4).............   $     .14      $    .04    $    .00    $   .(08)    $    .05       $    .07    $    .10    $   (.35)
                                  ======        ======      ======      ======       ======         ======      ======      ======
    ADDITIONAL OPERATING AND
     OTHER DATA:
     Gross financed
       receivables(5).......   $ 102,640      $103,980    $109,620    $142,073     $173,127       $205,638    $250,269    $282,413
     Net financed
       receivables(6).......      82,912        84,552      90,471     117,510      142,749        169,615     206,708     234,769
     Loans originated(7)....       7,900         7,300      15,400      28,000       36,000         42,000      45,000      40,000

                                         AS OF OR FOR THE
                                        THREE MONTHS ENDED
                              ---------------------------------------
                              SEPTEMBER 30,   DECEMBER 31,  MARCH 31,
                                   1994           1994        1995
                              --------------  ------------  ---------
    STATEMENT OF OPERATIONS
     DATA:
     Finance and other
       income(1)............     $  7,197       $  8,695    $ 10,453
     Margins earned(1)(2)...        3,047          3,710       4,139
     Earnings from
       continuing operations
       before provision for
       income taxes, equity
       in net earnings
       (loss) of investees
       and discontinued
       operations...........          885          1,524       2,169
     Earnings from
       continuing
       operations...........          513            893       1,249
     Loss from discontinued
       operations(3)........            0              0           0
                                   ------         ------      ------
     Net earnings
       (loss)(3)............     $    513       $    893    $  1,249
                                   ======         ======      ======
     Earnings (loss) per
       common and common
       equivalent share:
       From continuing
         operations.........     $    .08       $    .13    $    .18
       From discontinued
         operations(3)......          .00            .00         .00
                                   ------         ------      ------
     Net earnings (loss) per
       common and common
       equivalent
       share(4).............     $    .08       $    .13    $    .18
                                   ======         ======      ======
    ADDITIONAL OPERATING AND
     OTHER DATA:
     Gross financed
       receivables(5).......     $328,283       $376,567    $442,268
     Net financed
       receivables(6).......      274,344        314,127     370,587
     Loans originated(7)....       52,000         74,000     107,000

- ---------------
   (1) The sum of the items indicated for each of the three fiscal quarters ended March 31, 1994 may not reconcile to the corresponding item for the nine months ended March 31, 1994 included under "-- Summary Consolidated Financial Information and Other Data" due to minor reclassifications and the fact that the items for each of the three fiscal quarters ended March 31, 1994 are as reported.

   (2) Margins earned consists of finance and other income less interest expense. Expenses associated with the issuance of the Company's debt for each of the quarters in 1993 and 1994 have been reclassified from Selling, General and Administrative Expenses to Interest Expense to conform with the March 31, 1995 presentation.

   (3) On June 30, 1993, the Company formally adopted a plan to divest substantially all of its healthcare operations, which consisted of seven outpatient healthcare facilities that the Company operated or managed on a direct basis and one facility which was in the development stage and not yet in operation. At June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities and had written off the investment in and assets of the remaining two. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   (4) The sum of the items indicated for each of the three fiscal quarters ended March 31, 1994 may not reconcile to the corresponding item for the nine months ended March 31, 1994 included under "-- Summary Consolidated Financial Information and Other Data" due to rounding and to the fact that the items indicated for each of the three fiscal quarters ended March 31, 1994 are as reported.

   (5) Gross financed receivables consist of receivables in installments, receivables in installment-related parties, residual valuation, notes collateralized by medical receivables and equipment on operating leases.

   (6) Net financed receivables consist of gross financed receivables net of unearned income.

   (7) Includes equipment loans purchased through the Company's wholesale loan program which the Company implemented in June 1994. See
       "Business -- Sales and Marketing" and " -- Loan Characteristics and Underwriting."
- ------------------------------------------------------------------------------

                                  THE COMPANY

     The Company is a specialty commercial finance company whose core business is financing higher cost diagnostic imaging, radiation therapy and other types of sophisticated medical equipment for outpatient healthcare centers, groups of physicians and hospitals. Over the last 10 years, the Company has developed extensive expertise in analyzing the credit of healthcare providers that lack audited financial statements and detailed business plans. By servicing the equipment financing needs of these healthcare providers and the corresponding need for equipment manufacturers to arrange financing for their customers, the Company has established a niche in markets underserved by most banks and finance companies. In addition to equipment financing, a small but growing part of the Company's business is making working capital loans to outpatient healthcare providers secured by their medical receivables and other collateral.

     Virtually all of the Company's equipment loans are structured on a fixed interest rate basis such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's risk management strategy is to avoid risks associated with the residual value of equipment and of loan prepayments and to minimize its exposure to interest rate fluctuations. The Company's equipment loans are structured principally as notes secured by equipment or direct financing leases with a bargain purchase option for the equipment user.

     In the past two years, the Company has grown substantially. In fiscal 1994, the Company's loan origination volume increased approximately 178% to $163.0 million from $58.6 million for fiscal 1993. During the nine months ended March 31, 1995, the Company's loan origination volume increased approximately 89% to $233.0 million from $123.0 million for the first three quarters of fiscal 1994. The Company's net financed receivables increased approximately 100% to $234.8 million at June 30, 1994 from $117.5 million at June 30, 1993. The Company's net financed receivables increased approximately 79% to $370.6 million at March 31, 1995 from $206.7 million at March 31, 1994.

     The Company uses securitization and other structured finance techniques to permanently fund most of its equipment loans and since 1991 has funded $414.8 million of equipment loans in this manner. The Company's ability to securitize loans improved significantly in recent years which enabled it to securitize loans in the public market in fiscal 1994. Access to the public securitization market lowered the Company's relative funding costs and expanded the Company's access to funding.

     The Company's growth strategy is to increase the size of its loan portfolio by expanding its share of the diagnostic imaging and radiation therapy equipment financing markets and by generating financing opportunities in other areas of the healthcare industry. The Company's principal means of implementing this strategy are to (i) maximize the value of its relationships with four of the six largest manufacturers of diagnostic imaging equipment by obtaining additional customer referrals, (ii) originate medical equipment loans on a wholesale basis,
(iii) generate additional equipment and medical receivable financing business directly from the Company's existing customer base, (iv) establish equipment financing relationships with manufacturers of patient treatment devices and (v) expand its medical receivable financing activities.

     The Company is a Delaware corporation and conducts its business operations through operating subsidiaries. The principal operating subsidiaries are DVI Financial Services Inc. ("DVI Financial Services") and DVI Business Credit Corporation ("DVI Business Credit"). The Company conducts securitizations through DVI Receivables Corp. ("DVI Receivables Corp.") and other limited purpose subsidiaries, each of which is wholly owned by DVI Financial Services. The Company also conducts other structured financings through limited purpose subsidiaries or through DVI Financial Services. The obligors under the Company's various warehouse credit facilities are DVI Financial Services or DVI Business Credit. The Convertible Subordinated Notes are obligations of DVI, Inc. Except as the context otherwise requires, in this Prospectus the term "Company" refers to DVI, Inc. and its wholly owned subsidiaries.

     The Company's principal executive offices are located at 500 Hyde Park, Doylestown, Pennsylvania 18901 (telephone: (215) 345-6600).

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors in addition to the other information set forth in this Prospectus in connection with an investment in the Common Stock offered hereby.

     DEPENDENCE ON WAREHOUSE FINANCING. The Company's ability to sustain the growth of its financing business is dependent upon funding obtained through warehouse facilities until its equipment loans are permanently funded. The funds the Company obtains through warehouse facilities are full recourse short-term borrowings secured primarily by the underlying equipment. These borrowings in turn typically are repaid with the proceeds received by the Company when its equipment loans are securitized or sold. The Company has an $81.5 million revolving credit facility with a syndicate of banks led by NatWest Bank N.A. ("NatWest"), which is renewable annually at the bank syndicate's discretion; a $100.0 million warehouse facility with Prudential Securities Realty Funding Corporation, which provides warehouse financing for certain equipment loans to be securitized through its affiliate, Prudential Securities Incorporated; a $5.5 million warehouse facility with Prudential Securities Realty Funding Corporation, which provides warehouse financing for certain medical receivables loans; and a $75.0 million warehouse facility with ContiTrade Services Corporation ("ContiTrade"), which provides warehouse financing for certain equipment loans to be securitized or otherwise permanently funded through ContiTrade. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." Prudential Securities Incorporated is one of the underwriters in the Offering. See "Underwriting." There can be no assurance that this type of warehouse financing will continue to be available to the Company on acceptable terms. If the Company were unable to arrange continued access to acceptable warehouse financing, the Company would have to curtail its loan originations, which in turn would have a material adverse effect on the Company's financial condition and operations.

     DEPENDENCE ON PERMANENT FUNDING PROGRAMS. The Company's use of securitization as its principal form of permanent funding is an important part of the Company's business strategy. To sustain the growth of its securitization program, the Company will need an increasing amount of equity and/or long-term debt financing. If for any reason the Company were to become unable to access the securitization market to permanently fund its equipment loans, the consequences for the Company would be materially adverse. The Company's ability to complete securitizations and other structured finance transactions depends upon a number of factors, including general conditions in the credit markets, the size and liquidity of the market for the types of receivable-backed securities issued or placed in securitizations sponsored by the Company and the overall financial performance of the Company's loan portfolio. The Company does not have binding commitments from financial institutions or investment banks to provide permanent funding for its equipment or medical receivables loans.

     IMPACT OF CREDIT ENHANCEMENT REQUIREMENTS. In connection with its securitizations and other structured financings, the Company is required to provide credit enhancement for the debt obligations issued and sold to third parties. Typically, the credit enhancement consists of cash deposits, the funding of subordinated tranches and/or the pledge of additional equipment loans which are funded with the Company's capital. In the securitizations sponsored to date by the Company, the Company effectively has been required to furnish credit enhancement equal to the difference between (i) the aggregate principal amount of the equipment loans originated by the Company and transferred to the Company's special purpose finance subsidiary and the related costs of consummating the securitization and (ii) the net proceeds received by the Company in such securitizations. See "Business -- Capital Resources and Transaction Funding." The requirement to provide this credit enhancement reduces the Company's liquidity and requires it to obtain additional capital. If the Company is unable to obtain and maintain sufficient capital, it may be required to halt or curtail its securitization or other structured financing programs, which in turn would have a material adverse effect on the Company's financial condition and operations.

     CREDIT RISK. Many of the Company's customers are outpatient healthcare providers that have complex credit characteristics. Providing financing for these customers often involves a high degree of credit risk. Although the Company seeks to mitigate its risk of default and credit losses through its underwriting practices and loan servicing procedures and through the use of various forms of limited and non-recourse financing (in which the financing sources that permanently fund the Company's equipment loans assume some or all of the risk of default by the Company's customers), the Company remains exposed to potential losses resulting from a default by an obligor. Obligors' defaults could cause the Company to make payments to the extent of the recourse position the Company maintains under its permanent equipment funding arrangements; could result in the loss of the cash or other collateral pledged as credit enhancement under its permanent equipment funding arrangements; or could require the Company to forfeit any residual interest it may have retained in the underlying equipment. At March 31, 1995, the Company's contingent liability under all of its limited recourse equipment loans was approximately $36.5 million. During the period after the Company initially funds an equipment loan and prior to the time it funds the loan on a permanent basis with non-recourse or limited recourse financing, the Company is exposed to full recourse liability in the event of default by the obligor. In addition, under the terms of securitizations and other types of structured finance transactions, the Company generally is required to replace or repurchase equipment loans in the event they fail to conform to the representations and warranties made by the Company, even in transactions otherwise designated as non-recourse or limited recourse.

     Defaults by the Company's customers also could adversely affect the Company's ability to obtain additional financing in the future, including its ability to use securitization or other forms of structured finance. The sources of such permanent funding take into account the credit performance of the equipment loans previously financed by the Company in deciding whether and on what terms to make new loans. In addition, the credit rating agencies and insurers that are often involved in securitizations consider prior credit performance in determining the rating to be given to the securities issued in securitizations sponsored by the Company and whether and on what terms to insure such securities. In addition, to date, all of the Company's medical receivable loans (as opposed to its equipment loans) have been funded on a full recourse basis whereby the Company is fully liable for any losses that are incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Under the Company's wholesale loan origination program (the "Wholesale Program"), the Company purchases equipment loans from regional medical equipment finance companies and equipment manufacturers (collectively, "Originators") that generally do not have direct access to the securitization market as a source of permanent funding for their loans. The Company does not work directly with the borrowers at the origination of these equipment loans and therefore is not directly involved in structuring the credits and generally does not independently verify credit information supplied by the Originator. Accordingly, the Company faces a higher degree of risk when it acquires loans on a wholesale basis. The Company initiated the Wholesale Program in June 1994 and expects to focus on this business as a significant part of the Company's growth strategy. During the nine months ended March 31, 1995, loans originated under the Wholesale Program constituted 23% of total loans originated during the period. The Company has limited experience in the wholesale loan origination business and there can be no assurance that the Company will be able to grow this business successfully or avoid related liabilities or losses. See
"Business -- Loan Characteristics and Underwriting."

     INTEREST RATE RISK. The Company's equipment loans are all structured on a fixed interest rate basis with its customers. Prior to securitizing or selling its loans, the Company funds its loans through short-term warehouse facilities which bear interest at variable rates. At any point in time, the Company may be exposed to interest rate risk on loans funded through its warehouse facilities to the extent interest rates increase between the time the loans are initially funded and the time they are permanently funded. Increases in interest rates during this period could narrow, eliminate or result in a negative spread between the interest rate the Company realizes on its equipment loans and the interest rate that the Company pays under its warehouse facilities. To protect itself against this risk, the Company may use a hedging strategy, including taking short positions in U.S. Treasury securities having maturities comparable to the maturities of the equipment loans to be securitized. There can be no assurance, however, that the Company's hedging strategy or techniques will be effective, that the profitability of the Company will not be adversely affected during any period of changes in interest rates or that the costs of hedging will not exceed the benefits. In addition, the Company is subject to margin calls on the outstanding short positions in U.S. Treasury obligations it assumes in connection with its hedging activities. If the Company is required to pay additional margin on its short positions, the Company's capital may be adversely affected. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. In certain circumstances, the Company for a variety of reasons may retain for an indefinite period certain of the equipment loans it originates. In such cases, the Company's interest rate exposure may continue for a longer period of time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 18 to the Company's Consolidated Financial Statements contained elsewhere in this Prospectus.

     LEVERAGE. The Company is highly leveraged. As of March 31, 1995, the Company and its consolidated subsidiaries had total debt of $380.6 million, of which $161.7 million was full recourse debt and $218.9 million was limited recourse debt. Of the $380.6 million of total debt, $232.6 million was long-term debt and $148.0 million was short-term debt. Since substantially all of the net proceeds of the Offering are expected to be applied to the temporary reduction of short-term borrowings under the Company's warehouse facilities, the Company's total long-term debt will not change on completion of the Offering. After completion of the Offering, the Company will continue to have substantial debt service requirements. The degree to which the Company is leveraged also may impair its ability to obtain additional financing on acceptable terms.

     POSSIBLE ADVERSE CONSEQUENCES FROM RECENT GROWTH. In the past two years, the Company originated a significantly greater number of equipment loans than it did in previous years. As a result of this rapid growth, the Company's loan portfolio grew from $206.7 million at March 31, 1994 to $370.6 million at March 31, 1995. In light of this growth, the historical performance of the Company's loan portfolio, including rates of credit loss, may be of limited relevance in predicting future loan portfolio performance. Any credit or other problems associated with the large number of equipment loans originated in the recent past will not become apparent until sometime in the future. Further, while the Company's loan originations have grown substantially in the past two years, the Company's gross margins have declined significantly during the same period, and, as a result, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance.

     In order to support the growth of its business, the Company has added a significant number of new operating procedures and personnel and has relocated its headquarters from Irvine, California to Doylestown, Pennsylvania. The Company is absorbing the effects of this relocation and the implementation of new computer hardware and software to manage its business operations. The recent move, the related service and support personnel turnover and the Company's significant growth all have placed substantial new and increased pressures on the Company's personnel. Although the Company believes the addition of new operating procedures and personnel, together with its new computer system, will be sufficient to enable it to meet its current operating needs, there can be no assurance that this will be the case. If the Company does not effectively manage its growth, or if the Company fails to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination volume, the consequences will be materially adverse.

     ABILITY TO SUSTAIN GROWTH. To sustain the rates of growth it has achieved in the last two years, the Company will be required to penetrate further the markets for lower cost diagnostic imaging equipment and for other types of medical equipment or devices such as lasers used in patient treatment. The Company faces significant barriers to entry in the patient treatment device market, which is more diverse than the diagnostic imaging market because of the larger number of manufacturers and types of products and the greater price range of those products. The Company has limited experience in the patient treatment device market. There can be no assurance that the Company will be able to penetrate and compete effectively in the markets described above.

     RISKS RELATED TO THE MEDICAL RECEIVABLE FINANCING BUSINESS. In July 1993, the Company entered the medical receivable financing business and expects to focus on this business as a part of the Company's growth strategy. The Company's medical receivable financing business generally consists of providing loans to healthcare providers that are secured by their receivables from payors such as insurance companies, large self-insured companies and governmental programs and by other collateral. The Company has limited experience in the medical receivable financing business and there can be no assurance that the Company will be able to grow this business successfully or avoid related liabilities or losses. The Company has funded its medical receivable financing business to date through the use of the Company's capital and a relatively small medical receivables warehouse facility and recently, on a limited basis, through the Company's revolving credit facility which the Company generally uses for its equipment financing business. The growth of the Company's medical receivable financing business is dependent on various factors including the Company's ability to obtain additional funding facilities to finance medical receivables loans.

     While the medical receivable financing business shares certain characteristics, including an overlapping customer base, with the Company's core equipment financing business, there are many differences, including unique risks. Healthcare providers could overstate the quality and characteristics of their medical receivables, which the Company analyzes in determining the amount of the line of credit to be secured by such receivables. After the Company has established or funded a line of credit, the healthcare providers could change their billing and collection systems, accounting systems or patient records in a way that could adversely affect the Company's ability to monitor the quality and/or performance of the related medical receivables. There are substantial technical legal issues associated with creating and maintaining perfected security interests in medical receivables. Payors may make payments directly to healthcare providers that have the effect (intentionally or otherwise) of circumventing the Company's rights in and access to such payments. Payors may attempt to offset their payments to the Company against debts owed to the payors by the healthcare providers. In addition, as a lender whose position is secured by receivables, the Company is likely to have less leverage in collecting outstanding receivables in the event of a borrower's insolvency than a lender whose position is secured by medical equipment which the borrower needs to run its business. A customer which receives medical receivables loans from the Company and defaults on obligations secured by such receivables may require additional loans, or modifications to the terms of existing loans, in order to continue operations and repay outstanding loans. The Company may have a conflict of interest when the Company acts as servicer for an equipment-based securitization and originates medical receivables loans to borrowers whose previous equipment loans have been securitized. The Company's efforts to develop suitable sources of funding for its medical receivable financing business through securitization or other structured finance transactions may be constrained or hindered due to the fact that the use of structured finance transactions to fund medical receivables is a relatively new process. The Company has not previously issued debt secured by medical receivables in the structured finance markets. While the Company believes it has structured its credit policies and lending practices to take account of these and other factors, there is no assurance the Company will not realize credit losses in connection with its medical receivable financing business or that the medical receivable financing business will meet the Company's growth expectations.

     MEDICAL EQUIPMENT MARKET. The demand for the Company's equipment financing services is impacted by numerous factors beyond the control of the Company. These factors include general economic conditions, including the effects of recession or inflation, and fluctuations in supply and demand for various types of sophisticated medical equipment resulting from, among other things, technological and economic obsolescence and government regulation. In addition, the demand for sophisticated medical equipment also may be negatively affected by declining reimbursement to healthcare providers for their services from third-party payors such as insurance companies and government programs, and the increased use of managed healthcare plans that often restrict the use of certain types of high technology medical equipment. For the nine months ended March 31, 1995, magnetic resonance imaging ("MRI") machines accounted for approximately 49.6% (by dollar volume) of the loans originated by the Company during such period. Any substantial decrease in the Company's loan originations for the purchase of MRI machines could have a material adverse effect on the Company.

     HEALTHCARE REFORM. During the past half decade, large U.S. corporations and U.S. consumers of healthcare services have substantially increased their use of managed healthcare plans such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). This development has increased the purchasing power of those plans, which in turn have used that power to lower the amounts they pay for healthcare services. Since 1993, numerous proposals have been presented to Congress to restructure the U.S. healthcare system. The principal features of these proposals are to provide universal access to healthcare services and to achieve overall cost containment. To date none of the proposals initiated at the federal government level have been enacted. In the private sector, however, cost containment initiatives have continued. Certain aspects of these actual and proposed cost containment initiatives, particularly plans to eliminate payment for duplicative procedures, may reduce the overall demand for the types of medical equipment financed by the Company. Declining reimbursement for medical services also could pressure hospitals, physician groups and other healthcare providers, which form a significant portion of the Company's customer base, to experience cash flow problems. This in turn could negatively impact their ability to meet their financial obligations to the Company and/or reduce their future equipment acquisitions which could adversely affect the Company. The Company believes that the general movement toward a managed healthcare system in the U.S. will materially reduce the demand for medical equipment and for related financing. See "Business -- Government Regulation."

     CONSEQUENCES OF GOVERNMENT REGULATION. The acquisition, use, maintenance and ownership of most types of sophisticated medical equipment financed by the Company are regulated by federal, state and/or local authorities. See "Business -- Government Regulation."

     DEPENDENCE ON REFERRALS AND SUPPORT FROM EQUIPMENT MANUFACTURERS. The Company obtains a significant amount of its equipment financing business through referrals from four primary manufacturers of diagnostic imaging equipment and other manufacturers of medical equipment it finances. In addition, these manufacturers often provide credit support for or assume first loss positions with respect to equipment financing they refer to the Company. These manufacturers are not contractually obligated to refer their customers to the Company for equipment financing or to provide credit support or assume first loss positions in connection with their referrals. There is no assurance that these manufacturers will continue to refer equipment financing opportunities to the Company or to provide credit support or assume first loss positions. If for any reason the Company were no longer to benefit from these referrals or related credit support and assumptions of first loss positions, its equipment financing business would be materially adversely affected.

     COMPETITION. The business of financing sophisticated medical equipment is highly competitive. The Company competes with equipment manufacturers that sell and finance sales of their own equipment and finance subsidiaries of national and regional commercial banks and equipment leasing and financing companies. Many of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, the competition in the new markets recently targeted by the Company, specifically equipment financing in the hospital market and medical receivable financing market, may be greater than the levels of competition historically experienced by the Company.

     The Company believes that increased equipment loan originations during the past two years resulted, in part, from a decrease in the number of competitors in the higher cost medical equipment financing market and the Company's high level of penetration in this market. There can be no assurance that new competitive providers of financing will not enter the medical equipment financing market in the future. To meet its long-term growth plans, the Company must penetrate further its targeted markets for lower cost medical equipment and medical receivable financing businesses. Such penetration may require the Company to reduce its margins to be competitive in the lower cost medical equipment and medical receivable financing businesses. In addition, there can be no assurance that the Company will sustain the same level of equipment loan originations in future periods as during the past two years or that it will be able to meet its long-term growth objectives. See "Business -- Competition."

     DISCONTINUED OPERATIONS. In June 1993, the Company adopted a formal plan to discontinue its healthcare services segment that consisted of seven outpatient healthcare facilities which it operated or managed on a direct basis and one facility which was in the developmental stage and not yet in operation. At the end of fiscal 1993, the Company established a reserve for the divestiture of the operations and recorded a loss on discontinued operations and disposal of discontinued operations. As of June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities, had written off the investment and assets of the remaining two, and recorded an additional $3.1 million after-tax charge in excess of the amounts of estimated losses reported as of June 30, 1993 for the disposition of this segment of the Company's business. The Company may be subject to certain contingent liabilities based on the prior operations of the facilities. The consideration received by the Company from several of the purchasers in these transactions included promissory notes, and in some cases, the purchasers entered into other arrangements with the Company to refinance the medical equipment and/or other assets used in these facilities. In addition, in connection with the disposal of these facilities, the Company retained certain assets associated with the prior operation of the facilities, primarily accounts receivable, which it is collecting and for which it believes it established sufficient reserves. The purchasers who acquired the facilities and/or equipment and other assets related to the facilities generally have limited financial resources and substantial amounts of indebtedness in addition to their obligations to the Company. Should one or more of the purchasers become insolvent and be unable to meet its obligations to the Company and if the Company is unable to successfully remarket the financed equipment and other assets or if a significant percentage of the accounts receivable retained by the Company prove to be uncollectible, then the Company could incur additional losses. At March 31, 1995, the Company's aggregate maximum exposure, if all of the purchasers of these facilities were to become insolvent and the financed equipment and other assets were to be unsaleable, was approximately $6.9 million.

     INVESTEE COMPANIES. The Company has investments in and does business with two companies that operate diagnostic imaging equipment and accordingly is subject to the risks of that business. As of March 31, 1995, the remaining balances of loans made to Diagnostic Imaging Services, Inc. ("DIS") and Healthcare Imaging Services, Inc. ("HIS") that have been permanently funded on a limited recourse basis were approximately $7.2 million and $2.7 million, respectively. As of March 31, 1995, the remaining balances of such loans that have been permanently funded on a recourse basis or through internally generated funds were approximately $15.2 million and $1.5 million, respectively. The Company owns approximately 4.5 million shares of convertible preferred stock of DIS having an aggregate liquidation preference of $4.5 million. In addition, as of March 31, 1995, the Company owned approximately 9% and 17% of the common stock of DIS and HIS, respectively. See "Business -- Other Business Activities" and Note 6 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have outstanding approximately 9,211,180 shares of Common Stock (9,586,180 if the Underwriters' over-allotment option is exercised in full). Of these shares of Common Stock, 8,122,880 shares, which include the 2,500,000 shares offered hereby, will be freely tradable without restriction or further registration under the 1933 Act. All of the remaining 1,088,300 shares of Common Stock outstanding upon completion of the Offering are restricted securities as defined in the 1933 Act (the "Restricted Securities"). All of the Restricted Securities and any other shares of Common Stock acquired by an officer, director or more than 10% stockholder of the Company (each, an "affiliate") are eligible for resale pursuant to the provisions of Rule 144 under the 1933 Act ("Rule 144") or at any time pursuant to an effective registration statement covering such shares of Common Stock. Of these Restricted Securities, 835,013 shares of Common Stock are subject to lock-up provisions as described below. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

     The Company also has reserved or made available for issuance 3,347,685 shares of Common Stock pursuant to various options and warrants to purchase Common Stock and the Company's 1986 Stock Incentive Plan, as amended (the "Plan"), and the conversion of the Convertible Subordinated Notes. Of these reserved shares, 1,009,761 shares, available for issuance pursuant to the Plan, 1,367,924 shares, issuable upon conversion of the Convertible Subordinated Notes, 35,000 shares, issuable pursuant to the exercise of certain warrants to purchase Common Stock, and 675,000 shares, issuable pursuant to the exercise of warrants to purchase Common Stock and a unit option issued in a public offering in February 1991, are covered by currently effective registration statements under the 1933 Act and are therefore freely tradable upon issuance. The remaining 260,000 reserved shares are Restricted Securities that are eligible for resale upon exercise pursuant to Rule 144 or at any time pursuant to an effective registration statement covering such shares of Common Stock. The Company also has reserved, subject to stockholder approval and an increase in the Company's authorized capital stock, (i) 400,000 shares of Common Stock for issuance to the former shareholders of MEF Corp. in connection with the January 1993 acquisition of MEF Corp. and (ii) 200,000 shares of Common Stock for issuance to certain employees of the Company under a stock incentive plan. Of these reserved shares, 1,415,540 shares of Common Stock issuable under various options and warrants and pursuant to the conversion of the Convertible Subordinated Notes are subject to lock-up provisions as described below. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

     The Company, its officers and directors and certain stockholders, certain holders of outstanding options and warrants to purchase Common Stock and certain holders of Convertible Subordinated Notes owning or holding options or warrants or conversion rights for, an aggregate of 4,262,292 shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. See "Underwriting."

     No prediction can be made as to the effect, if any, that sales of the Common Stock or the availability of such shares for sale in the public market will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market under Rule 144 or otherwise could adversely affect prevailing market prices for the Common Stock and impair the ability of the Company to raise capital through the sale of equity securities in the future. See "Shares Eligible for Future Sale."

     DEPENDENCE UPON KEY PERSONNEL. The ability of the Company to successfully continue its existing financing business, to expand into its targeted markets and to develop its newer businesses depends upon the ability of the Company to retain the services of its key management personnel, including David L. Higgins, the Company's Chief Executive Officer, and Michael A. O'Hanlon, the Company's President and Chief Operating Officer. The loss of any of these individuals or an inability to attract and maintain additional qualified personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing management personnel or to attract additional qualified personnel. See "Management."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock in the Offering are estimated to be approximately $26.6 million ($30.6 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $11.50 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The purpose of the Offering is to provide the Company with additional capital to fund its growth. The Company intends to utilize the net proceeds from the Offering (i) to increase its capital base and thereby increase its access to both warehouse and permanent funding sources; and (ii) to fund the cash collateral required in securitizations sponsored by the Company which is equal to the difference between (A) the aggregate principal amount of the equipment loans originated by the Company and transferred to the Company's special purpose finance subsidiary and the related costs of consummating the securitizations and
(B) the net proceeds received by the Company in the securitizations. See "Business -- Capital Resources and Transaction Funding." Pending such use, the net proceeds will be used to temporarily reduce existing short-term debt under the Company's principal warehouse facility and for general corporate purposes. The debt under the principal warehouse facility bears interest at the Company's option at either a variable rate equal to the prime rate established by NatWest plus up to an additional 25 basis points depending upon the Company's leverage ratio from time to time or a rate of interest that varies from 150 to 180 basis points over the one-month, two-month or three-month London interbank offered rate ("LIBOR") depending upon the Company's leverage ratio from time to time. Borrowings that are based on LIBOR have a term of one, two or three months, and the rate of interest on any such borrowings remains fixed for such one-, two- or three-month period, as the case may be. The rates charged on borrowings from any one-, two- or three-month period to another change based on fluctuations in LIBOR. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Prudential Securities Incorporated, one of the representatives of the Underwriters, is an affiliate of Prudential Securities Realty Funding Corporation, the lender under two warehouse facilities. One of these facilities provides funding for equipment loans that are securitized through Prudential Securities Incorporated and the other provides funding for medical receivables loans to borrowers approved by Prudential Securities Realty Funding Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." In the event that the Company is unable to obtain permanent financing for the amounts outstanding under these warehouse facilities, which totaled $22.9 million at May 31, 1995, a portion of the proceeds of the Offering may be used to repay amounts outstanding under these two warehouse facilities. See "Underwriting" and Note 7 to the Company's Consolidated Financial Statements located elsewhere in the Prospectus.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term corporate investment grade or U.S. Government interest-bearing securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF COMMON STOCK

     The Common Stock has been listed on the NYSE since May 14, 1992. Prior to that time, it was included in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") since August 7, 1990. The following table sets forth the high and low last reported sales prices per share of Common Stock on the NYSE for the periods indicated.

                                                                               HIGH       LOW
                                                                               ----       ----
FISCAL YEAR ENDED JUNE 30, 1993
  First Quarter..............................................................  $10       $ 7 1/4
  Second Quarter.............................................................    9         6 5/8
  Third Quarter..............................................................    7 1/2     4 7/8
  Fourth Quarter.............................................................    6 3/8     4 1/2

FISCAL YEAR ENDED JUNE 30, 1994
  First Quarter..............................................................  $ 9 1/8   $ 5 3/4
  Second Quarter.............................................................   12 1/2     8 3/8
  Third Quarter..............................................................   10 5/8     9 1/4
  Fourth Quarter.............................................................   10         8 1/4

FISCAL YEAR ENDED JUNE 30, 1995
  First Quarter..............................................................  $11 1/4   $ 9 1/4
  Second Quarter.............................................................   11 1/2     9 7/8
  Third Quarter..............................................................   13 5/8    10 5/8
  Fourth Quarter (through June 22, 1995).....................................   13 1/8    11

     On June 22, 1995, the last reported sales price of the Common Stock on the NYSE was $11.50 per share, and there were approximately 245 holders of record of the Common Stock.

DIVIDEND POLICY

     The Company has not declared or paid any cash dividends since its inception, and the Company anticipates that any future earnings will be retained for investment in corporate operations. Any declaration of dividends in the future will be determined in light of the conditions affecting the Company at that time, including, among other things, its earnings, financial condition, capital requirements, level of debt and the terms of any contractual limitations on dividends. The Company's principal warehouse facility prohibits DVI Financial Services, the Company's principal operating subsidiary, from paying cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." In addition, the agreement with respect to the Convertible Subordinated Notes places limitations on the payment of dividends by the Company and its subsidiaries.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1995, and as adjusted to reflect the sale of 2,500,000 shares of Common Stock in the Offering at an assumed public offering price of $11.50 per share after deducting the underwriting discounts and commissions and the estimated offering expenses payable by the Company and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                                 AS OF
                                                                             MARCH 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term borrowings due under warehouse facilities and lines of
  credit(1)...........................................................  $147,969      $ 121,398
                                                                        ========       ========
Long-term debt (primarily limited recourse)...........................  $218,878      $ 218,878
Convertible subordinated notes........................................    13,742         13,742
                                                                        --------       --------
          Total long-term debt........................................   232,620        232,620
                                                                        --------       --------

Shareholders' equity:
  Preferred stock, $10.00 par value, 100,000 shares authorized, no
     shares issued....................................................        --             --
  Common stock, $.005 par value, 13,000,000 shares authorized;
     6,711,180 issued and outstanding and 9,211,180 shares as
     adjusted(2)......................................................        34             46
  Additional paid-in capital..........................................    29,276         55,835
  Retained earnings...................................................     8,460          8,460
                                                                        --------       --------
          Total shareholders' equity..................................    37,770         64,341
                                                                        --------       --------
          Total shareholders' equity and long-term debt...............  $270,390      $ 296,961
                                                                        ========       ========

- ---------------
(1) For a more detailed explanation of short-term borrowings due under warehouse facilities see Note 7 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) Does not include (i) 575,000 shares of Common Stock issuable upon the exercise of outstanding warrants resulting from the Company's public offering of units consisting of Common Stock and warrants to purchase Common Stock completed in February 1991, which have an exercise price of $12.00 per share, (ii) 335,000 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock held by third parties, which have a weighted average exercise price of $14.30 per share, (iii) 755,994 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock available to the Company's employees and directors, which have a weighted average exercise price of $8.50 per share, (iv) 1,367,924 shares of Common Stock issuable upon conversion of the Convertible Subordinated Notes, at a conversion price of $10.60 per share, subject to adjustment in certain circumstances, (v) 200,000 shares of Common Stock issuable to certain employees of the Company under a stock incentive plan, which plan is subject to stockholder approval and an increase in the Company's authorized capital stock, or (vi) 400,000 shares of Common Stock issuable to the former shareholders of MEF Corp. in connection with the acquisition of MEF Corp., which issuance is subject to stockholder approval and an increase in the Company's authorized capital stock. See "Description of Capital Stock," "Underwriting," "Shares Eligible for Future Sale" and Notes 10, 11, 15 and 19 to the Company's Consolidated Financial Statements located elsewhere in this Prospectus.

                 SELECTED FINANCIAL INFORMATION AND OTHER DATA

     The following table summarizes selected financial information for the periods presented. The Statement of Operations and Balance Sheet Data at June 30, 1993 and 1994 and for each of the three years in the period ended June 30, 1994 are derived from the Company's Financial Statements for such years audited by Deloitte & Touche LLP, which Financial Statements are included elsewhere herein. The Statement of Operations and Balance Sheet Data at June 30, 1990, 1991 and 1992 and for each of the two years in the period ended June 30, 1991 are derived from the Company's audited Financial Statements for such years audited by Deloitte & Touche, which Financial Statements are not included herein. The selected financial data for the nine months ended March 31, 1994 and 1995 have been derived from unaudited Financial Statements of the Company, but, in the opinion of management of the Company, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial condition and results of operations at the end of and for such periods. The results of operations for the nine months ended March 31, 1995 are not necessarily indicative of future results. The following data should be read in conjunction with the Company's financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Summations and differences of the numbers set forth below may not reconcile due to rounding.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                              YEAR ENDED JUNE 30,                 MARCH 31,
                                                   ------------------------------------------  ----------------
                                                    1990    1991     1992     1993     1994     1994     1995
                                                   ------  -------  -------  -------  -------  -------  -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Finance and other income:
    Amortization of finance income................ $5,365  $ 8,839  $10,130  $10,826  $18,265   12,849   24,015
    Gain on sale of financing transactions, net...  1,142      752    2,197    1,104      302      246    1,430
    Other income(1)...............................    465      980    2,409    3,269    2,344    1,268      900
                                                   ------  -------  -------  -------  -------  -------  -------
    Finance and other income......................  6,972   10,571   14,736   15,199   20,911   14,363   26,345
    Interest expense..............................  3,711    4,933    5,989    5,005    8,833    5,900   15,449
                                                   ------  -------  -------  -------  -------  -------  -------
  Margins earned(1)...............................  3,261    5,638    8,747   10,194   12,078    8,463   10,896
  Selling, general and administrative expense.....  1,817    2,795    3,832    5,735    7,765    5,591    6,318
                                                   ------  -------  -------  -------  -------  -------  -------
  Earnings from continuing operations before
    provision for income taxes, equity in net
    earnings (loss) of investees and discontinued
    operations....................................  1,444    2,843    4,915    4,459    4,313    2,872    4,578
  Provision for income taxes......................    571    1,117    2,015    1,828    1,811    1,206    1,923
                                                   ------  -------  -------  -------  -------  -------  -------
  Earnings from continuing operations before
    equity in net earnings (loss) of investees and
    discontinued operations(2)....................    873    1,726    2,900    2,631    2,502    1,666    2,655
  Equity in net earnings (loss) of investees......      0        0      153      (51)    (242)    (242)       0
                                                   ------  -------  -------  -------  -------  -------  -------
  Net earnings (loss) from continuing
    operations(2).................................    873    1,726    3,053    2,580    2,260    1,424    2,655
  Loss from discontinued operations(2)............      0        0     (346)  (1,922)  (3,145)       0        0
                                                   ------  -------  -------  -------  -------  -------  -------
  Net earnings (loss)(2).......................... $  873  $ 1,726  $ 2,707  $   658  $  (885) $ 1,424  $ 2,655
                                                   ======  ======== ======== ======== ======== ======== ========
  Earnings (loss) per common and common equivalent
    share:
    From continuing operations ................... $ 0.28  $  0.37  $  0.57  $  0.39  $  0.34  $  0.21  $  0.39
    From discontinued operations(2)...............   0.00     0.00    (0.06)   (0.29)   (0.47)    0.00     0.00
                                                   ------  -------  -------  -------  -------  -------  -------
  Net earnings (loss) per common and common
    equivalent share.............................. $ 0.28  $  0.37  $  0.51  $  0.10  $ (0.13) $  0.21  $  0.39
                                                   ======  ======== ======== ======== ======== ======== ========
  Weighted average number of common and common
    equivalent shares outstanding.................  3,173    4,728    5,353    6,601    6,717    6,716    6,870

- ---------------
(see footnotes on following page)

                                                                                                      AS OF
                                                                   AS OF JUNE 30,                   MARCH 31,
                                                   ----------------------------------------------  -----------
                                                    1990     1991      1992      1993      1994       1995
                                                   -------  -------  --------  --------  --------  -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Unearned income(3).............................. $16,868  $22,211  $ 21,720  $ 24,563  $ 47,644   $  71,681
  Total assets....................................  55,479   85,084   104,714   147,161   265,949     434,847
  Short-term borrowings due under warehouse
    facilities....................................  18,187   22,153    31,349    45,221    34,586     147,969
  Long-term debt (primarily limited recourse).....  22,177   36,358    24,569    51,827   148,852     218,878
  Convertible subordinated notes..................       0        0         0         0    14,112      13,742
  Shareholders' equity............................   6,194   16,113    34,006    34,664    33,993      37,770

                                                                                                      AS OF
                                                                                                   OR FOR THE
                                                                                                   NINE MONTHS
                                                               AS OF OR FOR THE                       ENDED
                                                             YEAR ENDED JUNE 30,                    MARCH 31,
                                              --------------------------------------------------   -----------
                                               1990      1991       1992       1993       1994        1995
                                              -------   -------   --------   --------   --------   -----------
                                              (IN THOUSANDS)
ADDITIONAL OPERATING AND OTHER DATA:
  Gross financed receivables(4).............  $68,187   $92,670   $107,306   $142,073   $282,413    $ 442,268
  Net financed receivables(5)...............   51,319    70,459     85,586    117,510    234,769      370,587
  Loans originated(6).......................   42,000    39,600     46,400     58,600    163,000      233,000
  Net charge-offs as a percentage of average
    net financed receivables(7).............     0.37%     0.11%      0.05%      0.04%      0.14%        0.08%


- ---------------
(1) Margins earned consists of finance and other income less interest expense. Expenses associated with the issuance of the Company's debt for the years 1990 through 1994, as well as the nine months ended March 31, 1994, have been reclassified from selling, general and administrative expenses to interest expense to conform with the March 31, 1995 presentation.

(2) On June 30, 1993, the Company formally adopted a plan to divest substantially all of its healthcare operations, which consisted of seven outpatient healthcare facilities that the Company had operated or managed on a direct basis and one facility which was in the development stage and not yet in operation. At June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities and had written off the investment in and assets of the remaining two. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Unearned income consists of interest income that will be recognized, using the interest method of accounting, over the remaining life of the finance contracts outstanding.

(4) Gross financed receivables consist of receivables in installments, receivables in installment-related parties, residual valuation, notes collateralized by medical receivables and equipment on operating leases.

(5) Net financed receivables consist of gross financed receivables net of unearned income.

(6) Includes equipment loans purchased through the Company's wholesale loan program which the Company implemented in June 1994. See "Business -- Loan Characteristics and Underwriting."

(7) Presentation is based on averages of period beginning and period ending balances.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Equipment Financing. For accounting purposes, the Company classifies equipment loans it originates as notes secured by equipment, direct financing leases or operating leases. Notes secured by equipment and direct financing leases are generally those transactions in which the obligor has substantially all of the benefits and risks of ownership of the equipment. Operating leases are generally those which only provide for the rental of the asset. The different classifications can result in accounting treatments that provide substantially different income and costs during the transaction term. Direct financing leases and notes secured by equipment are reflected on the Company's balance sheet as "investment in direct financing leases and notes secured by equipment." For statement of operations purposes, those transactions result in amortization of finance income over the transaction term in the amounts computed using the interest method.

     The Company enters into two types of direct financing lease transactions, which are referred to as "conditional sales agreements" and "fair market value transactions." Conditional sales agreements and notes secured by equipment represent those transactions in which no residual interest in the underlying equipment is retained by the Company. Fair market value transactions are those transactions in which the Company retains a residual interest in the equipment. This residual interest is recorded on the Company's books as an estimate of the projected value of the financed equipment at the end of the transaction term. At the inception of notes secured by equipment and direct financing lease transactions, "unearned income" represents the amount by which the gross transaction receivables, initial direct costs and the nominal estimated residual value (on fair market value transactions) exceed equipment cost.

     Subsequent to the January 1993 acquisition of MEF Corp., the Company significantly reduced its emphasis on entering into fair market value transactions and adopted a strategy to reduce the dollar amount of residual valuation on its balance sheet. As of March 31, 1995, residual valuation decreased to $3.9 million from $6.2 million at June 30, 1993, and from 5% of net financed receivables as of June 30, 1993 to 1% at March 31, 1995. Accordingly, during this period the percentage of the Company's equipment financing transactions structured as loans and conditional sales agreements have increased significantly. The Company believes that loans and conditional sales agreements will constitute a high percentage of its equipment financing transactions in the future.

     Leases and contracts for the rental of equipment which do not meet the criteria of direct financing leases are accounted for as operating leases. Equipment under an operating lease or a rental contract is recorded on the balance sheet at the Company's cost under the caption of "equipment on operating leases" and depreciated on a straight-line basis over the estimated useful life of the equipment.

     The Company has classified income under the categories of "amortization of finance income," "gain on sale of financing transactions" and "other income." Amortization of finance income consists of the interest component of payments received on notes secured by equipment (or medical receivables) and direct financing leases, and is calculated using the interest method whereby the income is reported over the term of the transactions. "Gain on sale of financing transactions" consists of gains recognized when the Company permanently funds transactions through whole loan sales. "Other income" consists primarily of late charges, income from operating leases and income from the billing and collecting of medical receivables. The Company withdrew from the business of billing, collecting and purchasing medical receivables late in fiscal 1994, but will continue to record income as the receivables outstanding as of such date are collected by the third parties that the Company hired to service these accounts. In the event the aggregate uncollected amounts with respect to receivables the Company purchased exceeds amounts reserved for losses with respect thereto, the Company will record a loss.

     Notes secured by equipment and direct financing lease transactions are all noncancelable "net" transactions under which the obligor must make all scheduled payments, maintain the equipment, insure the equipment against casualty loss and pay all equipment related taxes. In fair market value transactions, at the end of the initial financing term, the obligor has the option either to purchase the equipment for its fair market value, extend the financing term under renegotiated payments or return the equipment to the Company. If the equipment is returned to the Company, the Company must sell or lease the equipment to another user.

     In accordance with generally accepted accounting principles ("GAAP"), in transactions classified as notes secured by equipment and direct financing leases that the Company permanently funds through securitization or other structured finance transactions whereby the Company treats the funds received as debt, income is deferred and recognized using the interest method over the respective terms of the transactions. If an obligor under a transaction defaults, the Company may not receive all or a portion of the unamortized income associated with the transaction.

     Medical Receivable Financing. A small portion of the Company's business is providing lines of credit under which the Company makes full recourse loans to outpatient healthcare providers that are secured by medical receivables and other collateral. The respective interest and fee income from these loans are recognized over the terms of the lines of credit which are typically one to three years and are recorded as amortization of finance income.

     Discontinued Operations. In June 1993, the Company announced its decision to dispose of seven outpatient healthcare facilities which it operated or managed on a direct basis and one facility which was in the developmental stage and not yet in operation. At June 30, 1993, the Company established a reserve for the divestiture of the operations and recorded a loss on discontinued operations and disposal of discontinued operations of $1.9 million net of tax. This estimate was based on certain assumptions as to the likely timing of the divestitures, the estimated proceeds to be received upon the sale of certain of the facilities and the financial results of those operations pending divestiture. These operations have been reflected as discontinued operations in the Company's financial statements at June 30, 1992, 1993 and 1994. The pre-tax loss from discontinued operations of $3.3 million at June 30, 1993 was comprised of $2.6 million relating to actual and estimated losses from operations of this segment through the date of disposition and $720,000 relating to estimated losses to be incurred upon the disposition of the segment's net assets.

     At June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities and had written off the investment in and assets of the remaining two. In connection with the disposal of these facilities, the Company retained certain assets and liabilities of these facilities, primarily accounts receivable and accounts payable. The Company's results of operations for fiscal 1994 include an additional $3.1 million net after tax change in estimate in the amounts reported as of June 30, 1993 for the disposition of this segment of the Company's operations. The change in estimate was comprised almost entirely of a change in the estimate, in the quarter ended June 30, 1994, in the estimated proceeds from the disposition of underlying healthcare operations assets which included goodwill, other intangibles, equipment and other assets. The change in estimate reflects the complete disposal or write-off of the discontinued operations segment. The Company estimates that its aggregate maximum exposure, in the event that all of the purchasers of these facilities become insolvent and the financial equipment and other assets are unsaleable, is approximately $6.9 million. See "Risk Factors -- Discontinued Operations."

RESULTS OF OPERATIONS

Impact of Financing Strategies on Results of Operations

     The Company's financing strategy is to obtain permanent funding for most of its equipment loans through securitization and to sell the remainder to reduce borrower concentration and to manage the Company's leverage. When funding loans through securitization, the issuer generally can structure the securitization so that the proceeds received are treated either as borrowed funds (i.e., debt on the issuer's financial statements) or funds it receives as a result of the sale of the underlying equipment loans. The accounting method to report finance income differs significantly depending on which of the two structures the issuer uses. When the proceeds received are treated as long-term debt, the issuer reports finance income over the term of the equipment loans that are funded. When the proceeds are treated as funds received from the sale of equipment loans, the income is generally reported at the time the equipment loans are funded. The Company uses the first alternative to recognize finance income when it sponsors a securitization; this means the Company treats the proceeds received as long-term debt on its financial statements and reports the finance income over the term of the equipment loans that are funded. When the Company sells loans, it generally recognizes the unamortized finance income at the time the funding takes place; however, it may recognize servicing and/or interest income over the remaining term of the equipment loans sold. Since the Company permanently funds most of its equipment loans by securitization or other forms of structured finance and therefore reports the finance income from these equipment loans over approximately five years, its near-term reported earnings are comparatively lower than they would be if the Company sold all of the loans.

Results of Operations for Nine Months Ended March 31, 1995 Compared to Nine Months Ended
  March 31, 1994

     The following table sets forth certain information regarding the Company's operations for the nine-month periods ended March 31, 1994 and 1995.

                                                                       NINE MONTHS ENDED
                                                                           MARCH 31,
                                                                     ---------------------
                                                                       1994         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS,
                                                                       EXCEPT PER SHARE
                                                                           AMOUNTS)
    Loans originated...............................................  $123,000     $233,000

    Amortization of finance income.................................  $ 12,849     $ 24,015
    Gain on sale of financing transactions, net....................       246        1,430
    Other income...................................................     1,268          900
    Total finance and other income.................................    14,363       26,345
    Interest expense...............................................     5,900       15,449
    Margins earned.................................................     8,463       10,896
    Selling, general and administrative expense (including
      provision for doubtful accounts).............................     5,591        6,318
    Net earnings...................................................     1,424        2,655
    Net earnings per common share..................................  $   0.21     $   0.39

     The Company originated $233.0 million of loans for the nine months ended March 31, 1995, as compared to $123.0 million for the nine months ended March 31, 1994, an increase of 89%. This increase resulted from increased funding capacity and efficiency and improvements in sales and marketing capabilities, including the implementation of the Wholesale Program. Of this $110.0 million increase, $52.7 million represented loan originations under the Wholesale Program. The Company experienced an 87% increase in its average net financed receivables to $302.7 million for the nine months ended March 31, 1995, from $162.1 million for the nine months ended March 31, 1994. Average net financed receivables is calculated based on period beginning and period ending balances.

     Amortization of finance income increased 88% to $24.0 million for the nine months ended March 31, 1995 from $12.8 million for the nine months ended March 31, 1994. The increase was primarily a result of the overall increase in the size of the Company's net financed receivables.

     The gain on sale of financing transactions, net increased 469% to $1.4 million for the nine months ended March 31, 1995 compared with a gain of $246,000 for the same period in the prior year. The increase relates solely to the Company's need to fund certain loans through whole loan sales to manage borrower concentrations. See "-- Impact of Financing Strategies on Results of Operations" and "-- General."

     Other income, which consists of late charges, operating lease income, fees from billing and collecting medical receivables, management income and other miscellaneous items decreased 31% to $900,000 for the nine months ended March 31, 1995, as compared to $1.3 million for the nine months ended March 31, 1994. This decrease was primarily due to the fact that the Company discontinued its billing and collecting of medical receivables operations late in fiscal 1994.

     For the nine months ended March 31, 1995, interest expense increased 163% to $15.5 million from $5.9 million during the same period in the prior year. For the nine months ended March 31, 1995, the

Company's average indebtedness (calculated based on period beginning and period ending balances) increased 119% to $289.1 million from $132.0 million during the same period in the prior year. The increase in interest expense and average indebtedness is primarily a result of the growth of the Company's loan portfolio. As a percentage of total finance and other income, interest expense was 59% in the nine months ended March 31, 1995, as compared to 41% in the same period a year earlier. The increase in interest expense as a percent of total finance and other income is primarily the result of (i) the Company's strategy to narrow the interest rate spread between the cost of its funding and the interest rate charged its customers in order to increase its market share, (ii) interest rate increases that reduced the interest rate spread on loans funded by warehouse facilities that were not protected by hedging positions and (iii) the Company's strategy to originate equipment loans in which the residual positions are not retained thereby reducing the Company's rate of return and its income on the respective loans.

     Margins earned were $10.9 million for the nine months ended March 31, 1995, as compared to $8.5 million for the nine months ended March 31, 1994, an increase of 28%. The increase was primarily a result of the overall increase in the size of the Company's loan portfolio.

     Selling, general and administrative expense ("SG&A") increased 13% to $6.3 million for the nine months ended March 31, 1995 from $5.6 million for the nine months ended March 31, 1994. The increase primarily reflects additional personnel, and other costs associated with the growth in the Company's business. As a percentage of total finance and other income, SG&A was 24% for the nine months ended March 31, 1995 versus 39% for the same period last year. The percentage decrease in SG&A is a result of the Company's ability to increase the volume of transactions entered into and thus the size of its loan portfolio without a proportionate increase in SG&A.

     The Company's SG&A includes the provision for doubtful accounts. That provision was $826,000 for the nine months ended March 31, 1995 as compared to $849,000 for the same period the previous year. The amounts are not significantly different despite the growth in the Company's loan portfolio, and this reflects management's judgment that the provisions are adequate based on current trends in the Company's delinquencies and losses.

     The Company's net earnings increased 93% to $2.7 million or $.39 per share as compared to $1.4 million or $.21 per share for the same period the prior year.

     The Company's cash and cash equivalents at March 31, 1994 and March 31, 1995 were $1.3 million and $4.6 million, respectively. The increase was attributable to the uninvested proceeds from the Company's most recent securitization. The following describes the changes from March 31, 1994 to March 31, 1995 in the items which had the most significant impact on the Company's cash flow during the nine months ended March 31, 1995.

     The Company's net cash used in operating activities was $47.9 million during the nine months ended March 31, 1995 compared to $21.7 million net cash provided by operations for the nine months ended March 31, 1994. The increase in cash utilization during the nine months ended March 31, 1995 stems largely from a reduction in the Company's accounts payable from June 30, 1994 by $18.1 million. The decrease in accounts payable, which consists primarily of amounts due manufacturers of equipment that the Company has financed, stems from payments made to these manufacturers during the nine months ended March 31, 1995.

     The Company's net cash used in investing activities increased to $133.3 million during the nine months ended March 31, 1995 as compared to $91.5 million for the nine months ended March 31, 1994. This increase is attributed primarily to cash used to acquire equipment and to finance notes secured by equipment of $234.3 million during the nine months ended March 31, 1995 compared to of $115.5 million for the nine months ended March 31, 1994. These uses of cash were offset by receipt of $101.2 million and $24.1 million in excess of amounts included in income for the same periods.

     The Company's net cash provided by financing activities was $184.0 million during the nine months ended March 31, 1995 up from $69.0 million for the nine months ended March 31, 1994. This results from an increase in the Company's short-term debt of $113.4 million for the nine months ended March 31, 1995 as compared to a $10.7 million increase in short-term debt for the nine months ended March 31, 1994.

Results of Operations for Year Ended June 30, 1994 Compared to Year Ended June 30, 1993

     The following table sets forth certain information regarding the Company's operations for fiscal 1994 and fiscal 1993.

                                                                          YEAR ENDED JUNE 30,
                                                                         ---------------------
                                                                           1993         1994
                                                                         --------     --------
                                                                         (IN THOUSANDS, EXCEPT
                                                                          PER SHARE AMOUNTS)
Loans originated.......................................................  $ 58,600     $163,000

Amortization of finance income.........................................  $ 10,826     $ 18,265
Gain on sale of financing transactions, net............................     1,104          302
Other income...........................................................     3,269        2,344
Total finance and other income.........................................    15,199       20,911
Interest expense.......................................................     5,005        8,833
Margins earned.........................................................    10,194       12,078
Selling, general and administrative expense (including provision for
  doubtful accounts)...................................................     5,735        7,765
Equity in net loss of investees........................................       (51)        (242)
Net earnings from continuing operations................................     2,580        2,260
  Discontinued operations:
  Loss from discontinued operations, net of tax of $1,065 (1993) and
     $51 (1994)........................................................    (1,497)         (74)
  Loss on disposal of discontinued operations, net of tax of $295
     (1993) and $2,213 (1994)..........................................      (425)      (3,071)
  Loss from discontinued operations....................................    (1,922)      (3,145)
Net earnings (loss)....................................................       658         (885)
Net earnings (loss) per common and common equivalent share:
  From continuing operations...........................................      0.39         0.34
  From discontinued operations.........................................     (0.29)       (0.47)
                                                                         --------     --------
Net earnings (loss) per share..........................................  $   0.10     $  (0.13)
                                                                         ========     ========

     The Company originated $163.0 million of loans in fiscal 1994, as compared to $58.6 million in fiscal 1993, an increase of 178%. The increase from period to period was primarily because the Company expanded its equipment financing capabilities as a result of its acquisition of MEF Corp. in January 1993. The Company's average net financed receivables increased 73% to $176.1 million for the period ended June 30, 1994, from $101.5 million for the period ended June 30, 1993. The Company experienced a decrease in its residual valuation to $3.7 million at June 30, 1994, from $6.2 million at June 30, 1993. The decrease stems primarily from the Company's sale of residuals totalling $1.2 million and the Company's strategy to reduce the number of loans in its portfolio in which residual values are recorded.

     Amortization of finance income increased 69% to $18.3 million for fiscal 1994 from $10.8 million for fiscal 1993. Although the Company's net financed receivables increased significantly, the amortization of finance income did not increase on a proportionate basis due to four factors: (i) the Company's strategy to originate equipment loans in which residual positions are not retained reduced the Company's rate of return on the respective transactions;
(ii) the Company has narrowed the interest rate spread between the Company's costs of funding its equipment loans and the interest rates charged its customers; (iii) the volume of equipment loans originated in fiscal 1994 was greater in the second half of the year than in the first half; and (iv) the interest rates under the Company's warehouse facilities increased during the year which increased interest expense and thus reduced margins.

     Gain on sale of financing transactions, net declined 73% to $302,000 in fiscal 1994 from $1.1 million in fiscal 1993 due to the reduction in the number and dollar amount of equipment loans funded through whole loan sales and the increased use of securitization to obtain permanent funding for the Company's equipment loans.

     Other income, which consists of late charges, operating lease income, fees from billing and collecting medical receivables, management income and other miscellaneous items decreased 30% to $2.3 million in fiscal 1994 from $3.3 million for fiscal 1993. This decrease was due to a decline in net operating lease income, which was partially offset by a slight increase in receivable financing income. Net operating lease income declined 74% to $359,000 in fiscal 1994 from $1.4 million in fiscal 1993 as a result of the Company's strategy to reduce its originations of operating leases and the expiration of two substantial transactions near the end of fiscal 1993. Receivable management fees increased to $1.5 million in fiscal 1994 from $1.3 million in fiscal 1993. Although the Company's notes collateralized by medical receivables portfolios increased significantly, receivable financing income did not increase on a proportionate basis primarily because the increase in the Company's volume of medical receivable loans occurred late in fiscal 1994. Consequently, receivable financing income as a percent of the notes collateralized by medical receivables was reduced.

     Interest expense increased 76% to $8.8 million in fiscal 1994 from $5.0 million in fiscal 1993. For fiscal 1994, the Company's average indebtedness increased 92% to $147.3 million from $76.7 million during fiscal 1993. This increase stems primarily from an increase in the average outstanding balance of long-term debt during fiscal 1994 as compared to fiscal 1993. As a percentage of total finance and other income, interest expense was 42% for fiscal 1994 as compared to 33% in fiscal 1993. The increase in interest expense as a percent of total finance and other income is principally the result of: (i) the Company narrowing the interest rate spread between the cost of its funding and the interest rate charged its customers; (ii) the interest rates under the Company's warehouse facilities increasing during the year; and (iii) the Company's strategy to originate equipment loans in which residual positions are not retained reducing the Company's rate of return and thus its income on the respective equipment loans. Consequently, as a percentage of finance and other income, interest expense increased in fiscal 1994.

     Margins earned were $12.1 million in fiscal 1994 as compared to $10.2 million in fiscal 1993, an increase of 19%. The increase in fiscal 1994 over fiscal 1993 was primarily a result of the overall increase in the size of the Company's loan portfolio.

     SG&A increased 37% to $7.8 million in fiscal 1994 from $5.7 million in fiscal 1993. The largest component of this increase is a $1.4 million increase in the Company's provision for doubtful accounts which in fiscal 1994 was attributable to the growth of the Company's loan portfolio. The increase also reflects costs associated with additional personnel and related costs incurred in connection with the Company's acquisition of MEF Corp. during fiscal 1993, the acquisition of Medical Device Capital Company during fiscal 1994 and the expansion of its medical receivable financing business in fiscal 1994.

     Equity in net losses of investees increased 375% to $242,000 in fiscal 1994 from $51,000 in fiscal 1993. The increase in net losses of investees is primarily attributable to greater losses incurred by the Company's investees in the first half of fiscal 1994 than in fiscal 1993. See "Business -- Other Business Activities."

     The Company's net earnings from continuing operations were $2.3 million, or $.34 per share, for fiscal 1994 as compared to $2.6 million, or $0.39 per share, for fiscal 1993 a decrease of 12%. After giving effect to its discontinued operations, the Company's loss was $885,000, or $0.13 per share, for fiscal 1994 versus net earnings of $658,000, or $0.10 per share, for fiscal 1993. The Company's net earnings from continuing operations did not increase in fiscal 1994 despite the growth of its loan portfolio and the increase in finance and other income.

     The Company's cash and cash equivalents at June 30, 1993 and 1994 was $2.2 million and $1.7 million, respectively. The following describes the changes from fiscal 1993 to fiscal 1994 in the items which had the most significant impact on the Company's cash flow during fiscal 1994.

     The Company's net cash provided by operating activities increased $16.0 million to $13.0 million in fiscal 1994 from $(3.0) million in fiscal 1993. The increase almost entirely stems from an increase in the Company's accounts payable from June 30, 1993 to June 30, 1994 of $17.0 million. The increase in accounts payable, which consists primarily of amounts due manufacturers of equipment that the Company has financed, stems from the increased volume of the Company's financing transactions near the end of fiscal 1994.

     The Company's net cash used in investing activities increased $75.7 million to $113.9 million in fiscal 1994 from $38.2 million in fiscal 1993. This increase is attributed primarily to the cash used to acquire equipment of $86.4 million to $149.0 million in fiscal 1994 from $62.6 million in fiscal 1993. These uses of cash were offset by receipt of $34.3 million and $28.3 million in excess of amounts included in income for the same periods.

     The Company's net cash provided by financing activities increased $59.6 million to $100.5 million in fiscal 1994 from $40.9 million in fiscal 1993. This increase primarily resulted from an increase in the Company's long-term debt related to securitizations from June 30, 1993 through June 30, 1994 and the issuance of Convertible Subordinated Notes in which the Company realized net proceeds of approximately $14.1 million in fiscal 1994.

Results of Operations for Year Ended June 30, 1993 Compared to Year Ended June 30, 1992

     The following table sets forth certain information regarding the Company's operations for fiscal 1993 and the year ended June 30, 1992 ("fiscal 1992").

                                                                         YEAR ENDED JUNE 30,
                                                                        ----------------------
                                                                         1992           1993
                                                                        -------       --------
                                                                        (IN THOUSANDS, EXCEPT
                                                                          PER SHARE AMOUNTS)
Loans originated......................................................  $46,400       $ 58,600

Amortization of finance income........................................  $10,130       $ 10,826
Gain on sale of financing transactions, net...........................    2,197          1,104
Other income..........................................................    2,409          3,269
Total finance and other income........................................   14,736         15,199
Interest expense......................................................    5,989          5,005
Margins earned........................................................    8,747         10,194
Selling, general and administrative expense (including provision
  for doubtful accounts)..............................................    3,832          5,735
Equity in net earnings (loss) of investees............................      153            (51)
Net earnings from continuing operations...............................    3,053          2,580
  Discontinued operations:
  Loss from discontinued operations, net of tax of $302 (1992)
     and $1,065 (1993)................................................     (346)        (1,497)
  Loss on disposal of discontinued operations, net of tax of $295
     (1993)...........................................................       --           (425)
  Loss from discontinued operations...................................     (346)        (1,922)
Net earnings..........................................................    2,707            658
Net earnings (loss) per common and common equivalent share:
  From continuing operations..........................................     0.57           0.39
  From discontinued operations........................................    (0.06)         (0.29)
                                                                        -------       --------
Net earnings per share................................................  $  0.51       $   0.10
                                                                        =======       ========

     The Company originated $58.6 million of equipment loans in fiscal 1993, as compared to $46.4 million in fiscal 1992, an increase of 26%. The increase from period to period was primarily because the Company expanded its equipment financing capabilities and market presence as a result of its acquisition of MEF Corp. in January 1993. The Company's average net financed receivables increased 30% to $101.5 million for the period ended June 30, 1993 from $78.0 million for the period ended June 30, 1992.

     Amortization of finance income increased 7% to $10.8 million for fiscal 1993 from $10.1 million for fiscal 1992. Although the Company's net financed receivables increased significantly, the amortization of finance income did not increase on a proportionate basis due to the fact that the volume of originations of equipment loans in fiscal 1993 was greater in the second half of the year than in the first half. Consequently, amortization of finance income as a percent of the loan portfolio was reduced.

     Gain on sales of financing transactions, net decreased 50% to $1.1 million in fiscal 1993 from $2.2 million in fiscal 1992 due to the reduction in the number and dollar amount of equipment loans funded through whole loan sales in fiscal 1993 from fiscal 1992 levels. The use of securitization to obtain permanent funding for the

Company's equipment loans significantly reduced the Company's need to sell equipment loans on a whole loan sale basis.

     Other income, which consists of late charges, operating lease income, fees from billing and collecting medical receivables, management income and other miscellaneous items increased 38% to $3.3 million in fiscal 1993 as compared to $2.4 million for fiscal 1992. This increase was due to increases in net operating lease income and receivable financing income. Net operating lease income increased 27% to $1.4 million in fiscal 1993 from $1.1 million in fiscal 1992 as a result of an overall increase in the Company's operating lease portfolio in fiscal 1993 as compared to fiscal 1992. Receivable management fees increased 135% to $1.3 million in fiscal 1993 from $553,000 in fiscal 1992. The increase is primarily attributable to an expansion in size and scope of the billing and collecting services and purchased/financed receivables business in fiscal 1993 from fiscal 1992 levels. As a result, receivables associated with purchased and financed management business increased to $2.6 million at June 30, 1993 from $536,000 at June 30, 1992.

     Interest expense decreased 17% to $5.0 million in fiscal 1993 from $6.0 million in fiscal 1992. For fiscal 1993 the Company's average indebtedness increased 33% to $76.7 million from $57.6 million during fiscal 1992. This decrease stems from a decrease in the cost of funds obtained by the Company in fiscal 1993 through the use of securitization and the general decline in prevailing interest rates in fiscal 1993 compared to fiscal 1992.

     Margins earned were $10.2 million in fiscal 1993 as compared to $8.7 million in fiscal 1992, an increase of 17%. The increase in fiscal 1993 over fiscal 1992 was primarily as a result of the overall increase in the size of the Company's loan portfolio.

     SG&A increased 50% from $3.8 million in fiscal 1992 to $5.7 million in fiscal 1993. The increase reflects costs associated with additional personnel and related costs incurred in connection with the Company's acquisition of MEF Corp. during fiscal 1993, the expansion of its medical receivable financing business in both fiscal 1993 and fiscal 1992, and the increased emphasis on financing rather than managing medical receivables for third-party healthcare providers. SG&A relative to the Company's receivables management business increased to $1.5 million for fiscal 1993, from $775,000 for fiscal 1992, its initial year of operation. Additions to the Company's allowance for losses declined to $167,000 in fiscal 1993 from $422,000 in fiscal 1992.

     Equity in the net loss/earnings of investees decreased to a net loss of $51,000 in fiscal 1993 from net earnings of $153,000 in fiscal 1992. The decline to a net loss during fiscal 1993 from a position of net earnings in the prior year is primarily attributable to more significant losses incurred by one of the Company's investees in fiscal 1993.

     The Company's net earnings from continuing operations were $2.6 million, or $0.39 per share, for fiscal 1993 as compared to $3.1 million, or $0.57 per share, for fiscal 1992. After giving effect to its discontinued operations, the Company's net earnings were $658,000, or $0.10 per share, for fiscal 1993 and $2.7 million, or $0.51 per share, for fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

General

     The Company's equipment financing business requires substantial amounts of capital and borrowings. The Company obtains warehouse funding from commercial and investment banks. The Company's warehouse borrowings are recourse obligations, while the Company's permanent funding is obtained principally on a limited recourse basis. In the case of limited recourse funding, the Company retains some risk of loss because it shares in any losses incurred and/or it may forfeit the residual interest the Company has in the underlying financed assets (if any) should defaults occur.

     A substantial portion of the Company's debt represents permanent funding of equipment loans obtained on limited recourse basis and is structured so that the cash flow from the underlying loans services the debt. Most of the Company's warehouse borrowings are used to temporarily fund the equipment loans and are repaid with the proceeds obtained from the permanent funding and cash flow from the underlying transactions.

     As a result of the rapid growth of the Company's equipment financing business, the amount of warehouse and permanent funding it requires has significantly increased. To meet its requirements for increased warehouse funding, the Company has expanded its warehouse facilities with banks, and has obtained warehouse facilities with investment banking firms the Company uses for its securitizations. To meet its requirement for increased permanent funding, the Company has enhanced its ability to fund equipment loans by both securitization and whole loan sales. If suitable sources of both warehouse and permanent funding are not available in the future, the Company's growth will be constrained and it may be forced to use less attractive funding sources in order to ensure its liquidity.

     Working capital financing for equipment financing customers is occasionally provided by the Company where the loan is adequately secured by acceptable collateral (typically accounts receivable) and the Company's other credit criteria are satisfied.

     In June 1994, the Company completed a $15.0 million private placement of Convertible Subordinated Notes. The Convertible Subordinated Notes (i) are convertible into shares of Common Stock at $10.60 per share at the discretion of the noteholders; (ii) bear interest at a rate of 9 1/8% payable in quarterly installments of interest only; and (iii) mature in June 2002. The proceeds generated from the placement were utilized by the Company to repay a portion of the existing debt under its principal warehouse facility and on a limited basis to fund medical receivables loans. The agreement with respect to the Convertible Subordinated Notes contains, among other things, limitations on the Company's ability to pay dividends and to make certain other kinds of payments. That agreement also prohibits the Company from incurring additional indebtedness unless certain financial ratio tests are met. As of March 31, 1995, $500,000 aggregate principal of the Convertible Subordinated Notes had been converted into 47,169 shares of Common Stock.

     After giving effect to the Offering, the Company believes that its present warehouse and permanent funding sources are sufficient to fund the Company's current needs for its equipment financing business. However, the Company will have to expand both its warehouse and permanent funding capacity to meet the Company's projected growth of its equipment financing business. In addition, the growth of the Company's medical receivable financing business is dependent on the Company's ability to obtain suitable funding for that business. Continued expansion of the Company's business and its continued use of securitizations will also require additional capital that the Company may seek to obtain from public offerings and/or private placements of equity securities and/or additional long-term debt financing. If the Company is unable to continue to increase its capital base, its ability to expand its financing business will be significantly constrained.

Warehouse Facilities

     At March 31, 1995, the Company had an aggregate maximum of $256.5 million potentially available under various warehouse facilities, of which the Company had borrowed an aggregate of $148.0 million. The Company's primary warehouse facility, a revolving credit agreement with a syndicate of banks that was amended and restated as of March 28, 1995 (the "Revolving Credit Agreement"), provides the Company with $81.5 million in borrowing capacity. Borrowings under the Revolving Credit Agreement bear interest at the Company's option at either a variable rate equal to the prime rate established by NatWest plus up to an additional 25 basis points depending upon the Company's leverage ratio from time to time as defined in the Revolving Credit Agreement or a rate of interest that varies from 150 to 180 basis points over the one-month, two-month or three-month LIBOR based on the Company's leverage ratio from time to time. The interest rates on the Company's borrowings under the Revolving Credit Agreement generally are re-set at the end of each applicable LIBOR period (i.e., every one-, two- or three-month period). The rate of interest on any such borrowings changes from one period to another based on fluctuations in the applicable LIBOR. The Revolving Credit Agreement is renewable annually at the bank syndicates discretion. However, the Revolving Credit Agreement provides that if the banks elect not to renew the facility at the end of its stated term, December 31, 1995, the outstanding loans automatically convert to four-year amortizing term loans at slightly higher interest rates.

     The Revolving Credit Agreement requires the Company to limit all of its borrowings to specified levels determined by ratios based on the Company's tangible net worth and, under certain circumstances, to use specified percentages of internally generated funds to pay for equipment purchases. The Revolving Credit

Agreement also restricts the payment of dividends by DVI Financial Services to the Company under certain circumstances. In addition, the amount of funds available at any given time under the Revolving Credit Agreement is constrained by the amount, type and payment status of the Company's equipment loans. If, at any time, a significant amount of the Company's loans were to become delinquent, the availability of credit under the Revolving Credit Agreement would be reduced and, under other circumstances, the Company could be required to prepay a portion of the amounts outstanding under the Revolving Credit Agreement. Since the Revolving Credit Agreement was established, the only collateral that was eligible for borrowing purposes was equipment loans. To fund the growth of its medical receivable financing business, the Company requested that the banks participating in the Revolving Credit Agreement begin to allow the Company to use the credit facility to fund medical receivable loans. During the quarter ended December 31, 1994, the banks agreed to permit borrowings by the Company of up to $7.0 million collateralized by medical receivables.

     The Company also has two warehouse facilities with Prudential Securities Realty Funding Corporation. The first facility, dated as of September 13, 1994 (the "$100.0 million Prudential Facility"), provides the Company with $100.0 million in warehouse funding. Borrowings under this facility bear interest at a variable rate equal to 75 basis points over the one-month LIBOR and are re-set every month based on changes in the underlying, LIBOR index. The rate of interest on any such borrowings changes from one period to another based on fluctuations in the applicable LIBOR. The $100.0 million Prudential Facility provides funding for equipment loans that are securitized through Prudential Securities Incorporated. In addition, the $100.0 million Prudential Facility was amended in March and April 1995 to allow the Company to borrow up to $4.3 million in special advances (the "Special Advances"). The Special Advances bear interest at a variable rate equal to 150 basis points over the one-month LIBOR until August 31, 1995. Borrowings under the $100.0 million Prudential Facility, including the Special Advances, are secured by (i) certain equipment loans and the equipment financed thereunder, (ii) the Company's interest in the $9.0 million, 7.13% Asset-Backed Note, Series 1994-A, Class C of DVI Receivables Corp. and (iii) the Company's rights to receive funds from certain securitized equipment loans. The obligation of Prudential Securities Realty Funding Corporation to make advances under the $100.0 million Prudential Facility, including the Special Advances, has been extended to August 31, 1995. Pursuant to this extension, all borrowings under the $100.0 million Prudential Facility mature on August 31, 1995.

     The second facility with Prudential Securities Realty Funding Corporation, dated as of June 7, 1995 (the "$5.5 million Prudential Facility"), provides the Company with $5.5 million in warehouse funding to make medical receivables loans to borrowers approved by Prudential Securities Realty Funding Corporation. Borrowings under the $5.5 million Prudential Facility bear interest at a rate equal to the prime rate established by Morgan Guaranty Trust Company of New York. The borrowings are secured by medical receivables loans originated by the Company and the underlying receivables. The $5.5 million Prudential Facility matures on August 31, 1995.

     The Company also has a $75.0 million warehouse facility dated as of February 2, 1995 with ContiTrade, which was amended on March 2, 1995 (the "Conti Facility"). The Conti Facility provides the Company with warehouse funding for certain equipment loans to be securitized or otherwise permanently funded through ContiTrade. Borrowings under the Conti Facility bear interest at a rate equal to 150 basis points over one-month or two-month LIBOR which is fixed as to the related funding period. The rate of interest on any such borrowings from one period to another changes based on fluctuations in LIBOR. Borrowings under the Conti Facility mature on June 30, 1995.

     On March 31, 1995, an aggregate of approximately $148.0 million was outstanding under all of the Company's warehouse facilities and lines of credit.

     The Company's use of securitization significantly affects its need for warehouse facilities. When using securitization, the Company is required to hold loans in warehouse facilities until a sufficient quantity is accumulated to meet the various requirements of the credit rating agencies and others involved and to make a securitization cost effective. Generally, loans totalling at least $50 million must be placed in each securitization pool.

     When the Company borrows funds through warehouse facilities, it is exposed to a certain degree of risk caused by interest rate fluctuations. Although the Company's equipment loans are structured and permanently funded on a fixed interest rate basis, it uses warehouse facilities until permanent funding is obtained. Because funds borrowed through warehouse facilities are obtained on a floating interest rate basis, the Company uses hedging techniques to protect its interest rate margins during the period that warehouse facilities are used. The Company's sole reason for using hedging techniques is to offset the loss that occurs when loans are funded on an interim basis and interest rates rise causing the Company's interest rate margins on the loans to decline. Therefore, gains or losses generated through hedging techniques only benefit the Company to the extent they offset the corresponding reduction in margin due to rising interest rates until the loans are permanently funded. The Company's primary hedging technique is to assume short positions in U.S. Treasury obligations of comparable maturities to the life of its loans. To the extent hedging gains or losses resulting from U.S. Treasury contracts are significant, the resulting cash payments or receipts may impact the Company's liquidity. See "Risk
Factors -- Interest Rate Risk" and "Business -- Capital Resources and Transaction Funding -- Hedging Strategy."

Permanent Funding Methods

     The Company has completed seven securitizations or other structured finance transactions totalling $414.8 million, including two public debt issues of $75.7 million and $90.0 million and five private placements of debt totalling $249.1 million. In January 1994, the Company filed a $350 million registration statement (Registration No. 33-74446) with the Commission to provide for the future issuance of securitized debt in a series of transactions pursuant to the Commission's "shelf" registration rule. The registration statement was declared effective by the Commission on June 23, 1994. The $75.7 and $90.0 million public debt issues were the two initial fundings under the $350 million shelf registration. The Company expects to continue to use securitization, on both a public and private basis, as its principal means to permanently fund its loans for the foreseeable future, except when issues of borrower concentration exist that warrant the sale of loans.

     The Company's use of securitization significantly affects its liquidity and capital requirements due to the amount of time required to assemble a portfolio of loans to be securitized. When using securitization, the Company is required to hold loans until a sufficient quantity is accumulated so as to attract investor interest and allow for a cost effective placement. This increases the Company's exposure to changes in interest rates and temporarily reduces its warehouse facility liquidity.

     Generally, the Company does not have binding commitments for permanent funding, either through securitization or whole loan sales. The Company has non-binding agreements with investment banking entities to fund future equipment loans through securitization. While the Company expects to be able to continue to obtain the permanent funding it requires for its equipment financing business, there can be no assurance that it will be able to do so. If, for any reason, any of these types of funding were unavailable in the amounts and on terms deemed reasonable by the Company, the Company's equipment financing activities would be adversely affected. The Company believes cash flows generated from operations and its warehouse facilities are sufficient to meet its near-term obligations.

INCOME TAX ISSUES

     Historically, the Company has deferred a substantial portion of its federal and state income tax liability because of its ability to obtain depreciation deductions from transactions structured as fair market value leases. Over the past 18 months, the proportion of transactions originated by the Company structured as fair market value leases has declined significantly, and the Company expects that trend to continue. In addition, the Company disposed of a portion of its equipment residual portfolio in fiscal 1994 and may continue to do so in future periods. As a result, the Company expects that in future periods its ability to defer its income tax liability will correspondingly decline.

                                    BUSINESS
OVERVIEW

     The Company is a specialty commercial finance company whose core business is financing higher cost diagnostic imaging, radiation therapy and other types of sophisticated medical equipment by outpatient healthcare centers, groups of physicians and hospitals. Over the last 10 years, the Company has developed extensive expertise in analyzing the credit of healthcare providers that lack audited financial statements and detailed business plans. By servicing the equipment financing needs of these healthcare providers and the corresponding need for equipment manufacturers to arrange financing for their customers, the Company has established a niche in markets underserved by most banks and finance companies. In addition to equipment financing, a small but growing part of the Company's business is making working capital loans to outpatient healthcare providers secured by their medical receivables and other collateral.

     Virtually all of the Company's equipment loans are structured on a fixed interest rate basis such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's risk management strategy is to avoid risks associated with the residual value of equipment and of loan prepayments and to minimize its exposure to interest rate fluctuations. The Company's equipment loans are structured principally as notes secured by equipment or direct financing leases with a bargain purchase option for the equipment user.

     In the past two years, the Company has grown substantially. In fiscal 1994, the Company's loan origination volume increased approximately 178% to $163.0 million from $58.6 million for fiscal 1993. During the nine months ended March 31, 1995, the Company's loan origination volume increased approximately 89% to $233.0 million from $123.0 million for the first three quarters of fiscal 1994. The Company's net financed receivables increased approximately 100% to $234.8 million at June 30, 1994 from $117.5 million at June 30, 1993. The Company's net financed receivables increased approximately 79% to $370.6 million at March 31, 1995 from $206.7 million at March 31, 1994.

     The Company uses securitization and other structured finance techniques to permanently fund most of its equipment loans and since 1991 has funded $414.8 million of equipment loans in this manner. The Company's ability to securitize loans has improved significantly in recent years which enabled it to securitize loans in the public market in fiscal 1994. Access to the public securitization market has lowered the Company's relative funding costs and expanded the Company's access to funding.

GROWTH STRATEGY

     The Company's growth strategy is to increase the size of its loan portfolio by expanding its share of the diagnostic imaging and radiation therapy equipment financing markets and by generating financing opportunities in other areas of the healthcare industry. The principal components of this strategy are as follows:

     - Maximize the value of its relationships with manufacturers. The Company established a close working relationship with four of the six largest manufacturers of diagnostic imaging equipment by meeting their needs to arrange financing for the higher cost equipment they sell to non-hospital healthcare providers. The Company intends to continue to fulfill those needs and place greater emphasis on financing the lower cost patient treatment devices these manufacturers produce such as ultrasound, nuclear medicine and X-ray equipment, and on financing equipment for their hospital customers.

     - Originate medical equipment loans on a wholesale basis. A growing part of the Company's equipment financing business is purchasing loans originated by regional medical equipment finance companies and medical equipment manufacturers (collectively, "Originators"). The Company uses its securitization capabilities and its expertise in analyzing healthcare credits to service Originators that generally do not have access to cost effective permanent funding. See "-- Loan Characteristics and Underwriting" and "-- Capital Resources and Transaction
       Funding -- Permanent Funding Program."

     - Generate additional business through its existing customer base. The Company enjoys relationships with a large number of users of sophisticated medical equipment. The Company believes its existing customers, particularly those that are expanding to provide additional healthcare services, can be a continuing source of equipment and medical receivable financing business.

     - Establish equipment financing relationships with manufacturers of patient treatment devices. The Company intends to use its reputation as a medical equipment financing specialist and its ability to finance a wide range of healthcare providers to establish its presence in the patient treatment device market. The Company's objective is to build relationships with manufacturers of sophisticated patient treatment devices such as surgical lasers.

     - Expand its medical receivables financing activity. The Company believes that its expertise in underwriting complex healthcare credits, established presence in the healthcare market and ability to finance complex healthcare credits will enable it to obtain additional medical receivable financing business from outpatient healthcare providers.

HEALTHCARE FINANCING INDUSTRY

     Competitors in the healthcare financing business include equipment manufacturers that sell and finance their products, leasing subsidiaries of national and regional commercial banks and other leasing and financing companies. Competition among providers of equipment financing varies based on the type of healthcare provider being financed and the acquisition cost of the equipment. When hospitals acquire capital equipment directly (i.e., they accept full financial liability), competitors are numerous as lenders generally can make credit decisions based on audited financial statements that normally reflect a financial condition that is strong relative to the cost of the equipment being acquired. The competition is similar when physician specialists such as radiologists are acquiring relatively inexpensive equipment (i.e., $200,000 or less). Many banks and finance companies are willing to make loans of this amount to physician specialists based solely on their personal net worth. Specialty finance companies, such as the Company, typically provide financing for borrowers other than those described above.

     Competition in medical receivable financing is similar to that in medical equipment financing. Medical receivable financing is readily available for most hospitals and for physicians seeking relatively small amounts of funding. However, for outpatient healthcare providers seeking funding in excess of approximately $500,000, the principal sources of financing generally are limited to specialty finance companies or factoring companies that purchase receivables at a discount.

     Medical equipment financing providers often compete on the basis of relationships with manufacturers of the equipment being financed. General Electric Medical Systems and Siemens Medical Systems (which according to published sources together have approximately 40 to 50% of the U.S. market for diagnostic imaging equipment) have captive equipment financing subsidiaries. The four remaining major manufacturers of diagnostic imaging equipment depend largely on relationships with financing providers, such as the Company, to finance the sale of their products.

SALES AND MARKETING

     The Company generates most of its financing opportunities from two sources:
(i) medical equipment manufacturers that use third parties to finance the sale of their products; and (ii) healthcare providers with whom the Company's sales organization has relationships. Generally, medical equipment manufacturers refer customers to the Company for financing because the Company has the ability to understand and measure the creditworthiness of the customer's business and provide the financing necessary for the completion of the equipment sale. The Company often assists the customer in preparing a comprehensive business and financial plan that generally includes a demographic study of the equipment user's market, an analysis of the local competition and the effect of managed care on the market and the specific requirements for regulatory compliance and working capital. The Company's sales force of financing specialists work with the equipment user, the manufacturer and the Company's credit department to formulate this business and financial plan.

     The Company established a close working relationship with four of the six largest manufacturers of diagnostic imaging equipment by meeting their needs to arrange financing for the higher cost equipment they sell to non-hospital healthcare providers. These manufacturers are Hitachi Medical Systems America, Philips Medical Systems, Picker International and Toshiba America Medical Systems. The Company believes these relationships afford it a competitive edge over other providers of medical equipment financing. Since the January 1993 acquisition of MEF Corp., the Company has reorganized its sales force with a view to increasing the volume of business it conducts with those companies principally by focusing on the lower cost equipment sold by those companies.

     The Company has a sales unit dedicated to its Wholesale Program. The Company purchases equipment loans from Originators that generally do not have access to cost effective permanent funding for their loans. The Company initiated the Wholesale Program in June 1994 and during the three fiscal quarters ended March 31, 1995, the Company purchased an aggregate of $52.7 million of equipment loans from six Originators. The Company believes that it has an opportunity to increase the volume of loans it buys in this manner because the number of companies that finance Originators has declined in the past few years. See "-- Loan Characteristics and Underwriting."

     In addition to financing medical equipment, the Company also makes working capital loans under revolving lines of credit for outpatient healthcare providers that are secured by their receivables from payors such as insurance companies, large self-insured companies and governmental programs such as Medicare, and other collateral. These lines of credit are secured by (i) specific receivables due the provider that the Company has analyzed to determine the amount and likelihood of collection, (ii) the overall receivables portfolio of the healthcare provider and (iii) other forms of credit enhancement such as cash collateral, letters of credit and guarantees. The Company's two medical receivable loan specialists assist the Company's equipment loan sales force in originating medical receivables loans. The medical receivable loan business entails significant risks and capital requirements. See "Risk Factors -- Risks Related to the Medical Receivable Financing Business" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     The Company intends to expand into the patient treatment device market. The Company believes its ability to finance a wide range of healthcare providers and meet the equipment financing needs of major manufacturers of diagnostic imaging equipment will help it build relationships with patient treatment device manufacturers. To establish relationships with patient treatment device manufacturers, the Company expects to train their vendor personnel in the use of equipment financing as a sales tool and to provide equipment financing programs that make these device manufacturers more competitive. The Company believes the patient treatment device market is more diverse than the diagnostic imaging market because of the larger number of manufacturers and types of products and the greater price range of those products. The patient treatment device manufacturers targeted by the Company produce relatively high cost treatment products such as surgical lasers.

     The Company's sales and marketing organization consists of 21 healthcare finance specialists located in various parts of the U.S. These individuals generally have a credit industry and/or medical equipment background. The Company generally locates sales personnel in geographic areas where they have knowledge of the local market. The Company believes that sales personnel who understand local economic and political trends are a valuable component of its credit underwriting process.

PROFILE OF EQUIPMENT FINANCED

     The following table sets forth information with respect to loan originations by the Company for the seven fiscal quarters ending March 31, 1995. Summations and differences of the numbers set forth below may not reconcile due to rounding.

                        LOANS ORIGINATED BY THE COMPANY
                       (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                                    THREE MONTHS ENDED
                                 --------------------------------------------------------------------------------------
                                  SEPTEMBER 30, 1993    DECEMBER 31, 1993       MARCH 31, 1994        JUNE 30, 1994
                                 --------------------  --------------------  --------------------  --------------------
     DIAGNOSTIC/TREATMENT          AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
         EQUIPMENT(1)            ORIGINATED  OF TOTAL  ORIGINATED  OF TOTAL  ORIGINATED  OF TOTAL  ORIGINATED  OF TOTAL
     --------------------        ----------  --------  ----------  --------  ----------  --------  ----------  --------
MRI...........................    $18,773      52.1%     $25,185      60.0%    $32,208      71.6%    $19,765      49.4%
CT(2).........................      1,022       2.8        4,917      11.7       4,645      10.3       1,149       2.9
Radiation therapy.............        467       1.3        2,869       6.8         190       0.4       6,414      16.0
Ultrasound....................        497       1.4          523       1.2         766       1.7         968       2.4
Medical devices...............        780       2.2          915       2.2         590       1.3         140       0.4
Nuclear camera................        887       2.5        1,342       3.2         977       2.2       1,615       4.0
X-Ray.........................         67       0.2          800       1.9         427       0.9         409       1.0
Lithotripter..................        664       1.9          475       1.1         0.0       0.0       1,491       3.7
Lab...........................        372       1.0           30       0.1         0.0       0.0         991       2.5
Other.........................        269       0.7        3,095       7.4       4,762      10.6         122       0.3

  SECURED LINES OF CREDIT(3)
  --------------------------
Hospitals(4)..................     11,692      32.5          815       1.9         272       0.6       3,916       9.8
Medical receivables(5)........        510       1.4        1,034       2.5         163       0.4       3,020       7.6
                                  -------     -----      -------     -----     -------     -----     -------     -----
  Total.......................    $36,000     100.0%     $42,000     100.0%    $45,000     100.0%    $40,000     100.0%
                                  =======     =====      =======     =====     =======     =====     =======     =====

                                                        THREE MONTHS ENDED
                                 -----------------------------------------------------------------
                                  SEPTEMBER 30, 1994     DECEMBER 31, 1994       MARCH 31, 1995
                                 ---------------------  --------------------  --------------------
     DIAGNOSTIC/TREATMENT          AMOUNT     PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
         EQUIPMENT(1)            ORIGINATED   OF TOTAL  ORIGINATED  OF TOTAL  ORIGINATED  OF TOTAL
- ------------------------------   ----------   --------  ----------  --------  ----------  --------
MRI...........................    $29,470      56.7%      $37,900     51.2%    $ 48,228     45.1%
CT(2).........................      1,735       3.3         5,513      7.5        7,828      7.3
Radiation therapy.............      2,459       4.7         2,369      3.2        6,098      5.7
Ultrasound....................      1,325       2.6           194      0.3        5,934      5.5
Medical devices...............      4,263       8.2         2,900      3.9        4,379      4.1
Nuclear camera................      1,752       3.4           888      1.2        3,812      3.6
X-Ray.........................        123       0.2           603      0.8        1,057      1.0
Lithotripter..................        0.0       0.0           191      0.3          770      0.7
Lab...........................        159       0.3           103      0.1          619      0.6
Other.........................      2,314       4.5         4,601      6.2          214      0.2

  SECURED LINES OF CREDIT(3)
  --------------------------
Hospitals(4)..................      6,152      11.8        15,818     21.4       22,744     21.3
Medical receivables(5)........      2,248       4.3         2,920      3.9        5,317      5.0
                                  -------    -----        -------    -----     --------    -----
  Total.......................    $52,000     100.0%      $74,000    100.0%    $107,000    100.0
                                  =======     =====       =======    =====     ========    =====

- ---------------
(1) Percentages are based on the original cost of equipment financed.

(2) Computerized tomography.

(3) Percentages are based on the total dollar volume of the amounts funded under the lines of credit.

(4) Consists of lines of credit provided to hospitals for a variety of equipment which secure the loans made under these lines of credit. See "-- Loan Characteristics and Underwriting."

(5) Consists of lines of credit provided to outpatient healthcare providers that are secured by medical receivables and other forms of credit enhancement. See "-- Loan Characteristics and Underwriting."

     The following table sets forth certain information with respect to the geographic distribution of the Company's equipment loan portfolio as of March 31, 1995.

              GEOGRAPHIC DISTRIBUTION OF EQUIPMENT LOAN PORTFOLIO
                                 TOP 15 STATES
                                 (IN THOUSANDS)

                                    STATE                                  NET INVESTMENT(1)
    ---------------------------------------------------------------------  -----------------
    California...........................................................      $ 102,608
    New York.............................................................         44,672
    Florida..............................................................         32,182
    New Jersey...........................................................         23,153
    Texas................................................................         22,073
    Pennsylvania.........................................................         21,782
    Tennessee............................................................          9,533
    Alabama..............................................................          9,254
    Illinois.............................................................          8,803
    Ohio.................................................................          7,019
    Arizona..............................................................          6,955
    Maryland.............................................................          6,508
    Georgia..............................................................          5,567
    Indiana..............................................................          5,202
    Louisiana............................................................          3,672

- ---------------
(1) Based on cost of equipment financed.

     The following table sets forth management's estimate of the approximate cost of new equipment financed by the Company as of March 31, 1995.

                    COST ESTIMATE OF NEW EQUIPMENT FINANCED

                            EQUIPMENT TYPE                                PRICE RANGE
    ---------------------------------------------------------------  ---------------------
    MRI............................................................  $750,000 - $2,000,000
    CT.............................................................   350,000 -  1,000,000
    Radiation therapy..............................................   400,000 -  1,200,000
    Diagnostic ultrasound..........................................    50,000 -    250,000
    Nuclear medicine...............................................   200,000 -    600,000
    Positron emission tomography...................................   750,000 -  2,000,000
    X-ray
      Radiographic.................................................    40,000 -    150,000
      Radiographic/Fluoroscopic....................................   100,000 -    500,000
      Special procedures...........................................   750,000 -  2,000,000
      Other X-ray..................................................    50,000 -    200,000
    Image management/archiving systems.............................    50,000 -    500,000

LOAN CHARACTERISTICS AND UNDERWRITING

     The Company's typical equipment loan is secured by one or more pieces of medical equipment, is a five-year contract that is not prepayable and has an initial principal balance ranging from $300,000 to $2.0 million. The Company's equipment loans are structured (i) on a "net" basis, requiring the obligor to pay for equipment maintenance and all other operating expenses, including taxes and insurance and (ii) to require the obligor to be responsible for compliance with all applicable laws and regulations with respect to the use and operation of the equipment. The term of the Company's equipment loans ranges from 36 to 84 months. As of March 31, 1995, approximately 90% (as measured by equipment cost) of the Company's loan portfolio had an initial term of 72 months or less. The Company's policy is to structure its equipment loans so that the obligor pays for the full cost of the equipment and the financing during the financing term.

     Due to the relatively large size of the Company's typical equipment loan (which in the Company's three fiscal quarters ended March 31, 1995 averaged $713,100), each loan is analyzed individually. The Company applies specific credit guidelines to each of its various customers, depending on their credit strength. All loans must be approved by the Company's credit committee (the "Credit Committee"), which consists of three designated senior credit officers. In addition, loans in excess of $750,000 generally require the approval of the Company's senior credit committee (the "Senior Credit Committee"), which consists of the two senior members of the Credit Committee and a designated member of the Company's Board of Directors. To service the needs of its customers, equipment manufacturers and sales organization, the Credit Committee and Senior Credit Committee generally meet at least weekly to review and make credit decisions on new loans.

     The credit underwriting process the Company uses to evaluate non-hospital borrowers enables it to prescribe specific working capital and net worth requirements and specify the amount and form of any credit enhancement and/or financial support (such as cash collateral, letter of credit, guarantees, fee subordinations or equipment manufacturer guarantees). When analyzing hospital credits, the credit analysis process is generally simpler and less time consuming than the process for analyzing outpatient and physician credits due to the financial strength of the borrower and the availability of audited financial statements.

     Under the Wholesale Program, the Company purchases loans that satisfy the same credit guidelines that it employs to originate equipment loans on a direct basis. The Company is not required to purchase all or any of such loans. The Company believes that following its credit guidelines helps minimize the Company's financial risk in connection with purchasing loans from Originators and ensures that the loans conform to the requirements of the Company's securitization programs. The Company selects Originators based on the type and cost of the medical equipment they finance, the business and credit history of Originators and the historical performance of the loans they have originated. The Company requires Originators to use loan documentation supplied by or acceptable to the Company and to furnish it the same general credit information the Company requires when it originates loans on a direct basis.

     The purchase price for wholesale loans is based on the present value of remaining payments discounted at an agreed upon interest rate that is higher than the borrowing costs the Company expects to incur when it securitizes or otherwise permanently funds the purchased loans. Pending securitization or sale, the Company borrows under its warehouse facilities, which bear interest at variable rates, in order to purchase loans from Originators. Accordingly, the Company may be exposed to interest rate risk on purchases under the Wholesale Program to the extent interest rates increase between the time the purchases are initially funded and the time they are permanently funded. In addition, the Company services the loans it purchases under the Wholesale Program for the remaining terms of the contracts. See "-- Loan Characteristics and Underwriting."

     The Company's medical receivable financing business consists primarily of providing lines of credit under which the Company makes full recourse loans to healthcare providers that are secured by medical receivables and other collateral. The loan amounts range from $300,000 to $4.0 million and are based upon the Company's evaluation of the net collectible amount of the healthcare providers' eligible receivables. These medical receivables generally have maturities ranging from 30 to 150 days and generally involve payors such as insurance plans, self insured companies and governmental programs. Essentially all of the Company's medical receivable lines of credit have terms from 12 to 36 months. The medical receivable financing business entails significant risks and capital requirements. See "Risk Factors -- Medical Receivables" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company provides lines of credit to hospitals for the purchase of a variety of equipment. Loans under these facilities are direct obligations of the hospitals and are secured by the purchased equipment. In providing these lines of credit, the Company seeks to increase its financing for healthcare providers whose audited financial statements normally reflect a financial condition that is strong relative to the size of the line of credit. Providing these lines of credit allows the Company to diversify the range of medical equipment it finances and the types of loans it securitizes.

CREDIT EXPERIENCE.

     The following table sets forth information with respect to the delinquencies for the equipment loans originated by the Company (including loans held by the Company in its loan portfolio and loans sold or otherwise permanently funded) for the periods indicated.

                           DELINQUENCY EXPERIENCE(1)

                                                                                                                     AS OF
                                                      AS OF JUNE 30,                                               MARCH 31,
              -----------------------------------------------------------------------------------------------  ------------------
                    1990               1991               1992                1993                1994                1995
              -----------------  -----------------  -----------------  ------------------  ------------------  ------------------
                         % OF               % OF               % OF                % OF                % OF                % OF
              AMOUNT   TOTAL(2)  AMOUNT   TOTAL(2)  AMOUNT   TOTAL(2)   AMOUNT   TOTAL(2)   AMOUNT   TOTAL(2)   AMOUNT   TOTAL(2)
              -------  --------  -------  --------  -------  --------  --------  --------  --------  --------  --------  --------
                                                          (IN THOUSANDS, EXCEPT FOR
                                                                PERCENTAGES)
Net financed
 receivables(3)... $51,319       $70,459            $85,586            $117,510            $234,769            $370,587
Delinquencies(1)
  31 - 60
    days..... $   183     0.4%   $   452     0.6%   $ 1,099     1.3%   $  4,058     3.5%   $  3,996     1.7%   $  9,761     2.6%
  61 - 90
    days.....       0       0         16       0      2,616     3.1       2,095     1.8         200      .1       1,995     0.5
  91 +
    days.....       0       0      2,597     3.7        257     0.3       3,948     3.4       4,513     1.9       7,624     2.1
                           --                 --                 --                  --                  --                  --
              -------            -------            -------            --------            --------            --------
    Total
      delinquencies... $   183    0.4% $ 3,065    4.3% $ 3,972    4.7% $ 10,101     8.7%   $  8,709     3.7%   $ 19,380     5.2%
              =======  =======   =======  =======   =======  =======   ========  =======   ========  =======   ========  =======

- ---------------
(1) Under the relevant agreements, the Company's obligors generally are considered in default if payment on a contract has not been received when due. Information presented does not include obligations that are overdue by less than 30 days.

(2) Delinquencies as a percentage of total net financed receivables. Delinquencies reflects the entire outstanding balance on delinquent contracts.

(3) Net financed receivables consists of gross financed receivables net of unearned income. Gross financed receivables consist of receivables in installments, receivables in installments-related parties, residual valuation, notes collateralized by medical receivables and equipment on operating leases.

     The following table sets forth information with respect to losses for the equipment loans originated by the Company (including loans held by the Company in its loan portfolio and loans sold or otherwise permanently funded) for the periods indicated.

                                LOSS EXPERIENCE

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                           YEAR ENDED JUNE 30,                      MARCH 31,
                                          -----------------------------------------------------    -----------
                                           1990       1991       1992        1993        1994         1995
                                          -------    -------    -------    --------    --------    -----------
                                                         (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
Average net financed receivables(1).....  $41,418    $60,889    $78,023    $101,548    $176,140     $ 302,678
Net charge-offs.........................      154         68         37          39         248           257
Net charge-offs as a percentage of
  average net financed receivables......     0.37%      0.11%      0.05%       0.04%       0.14%         0.08%

- ---------------
(1) Presentation is based on averages of period beginning and period ending balances.

     The following table sets forth information with respect to reconciliation of allowance for losses for the equipment loans originated by the Company (including loans held by the Company in its loan portfolio and loans sold or otherwise permanently funded) for the periods indicated. On a monthly basis, the Company compiles information with respect to the current and anticipated performance of its loan portfolio. The Company analyzes this information regularly and makes an adjustment to the allowance at the end of each fiscal quarter.

                     RECONCILIATION OF ALLOWANCE FOR LOSSES

                                                                                          NINE MONTHS
                                                                                             ENDED
                                                 YEAR ENDING JUNE 30,                      MARCH 31,
                                 ----------------------------------------------------     -----------
                                  1990       1991       1992       1993        1994          1995
                                 ------     ------     ------     -------     -------     -----------
                                                  (IN THOUSANDS, EXCEPT PERCENTAGES)
Beginning allowance............    $201       $346       $697      $1,082      $1,210        $2,498
Provision for doubtful
  accounts.....................     299        419        422         167       1,536           826
Net charge-offs................    (154)       (68)       (37)        (39)       (248)         (257)
                                 ------     ------     ------     -------     -------        ------
Ending allowance...............    $346       $697     $1,082      $1,210      $2,498        $3,067
                                 ======     ======     ======     =======     =======       =======
Net financed receivables.......  51,319     70,459     85,586     117,510     234,769       370,587
Ending allowance as a
  percentage of net financed
  receivables(1)...............    0.67%      0.99%      1.26%       1.03%       1.06%         0.83%
                                 ======     ======     ======     =======     =======       =======

- ---------------
(1) Net financed receivables consists of gross financed receivables net of unearned income. Gross financed receivables consists of receivables in installments, receivables in installments -- related parties, residual balance (after deducting unearned income), notes collateralized by medical receivables and equipment on operating leases.

CAPITAL RESOURCES AND TRANSACTION FUNDING

     The Company obtains initial funding for most of its equipment loans through warehouse facilities. Funds borrowed through these facilities are repaid when the Company permanently funds its equipment loans through securitization or other limited recourse permanent funding programs. Typically, equipment loans will be held in warehouse facilities for 30 to 180 days before they are permanently funded. To protect its interest rate spreads during periods in which it has borrowed funds under its warehouse facilities, the Company sometimes employs a hedging strategy to mitigate the impact of changes in interest rates.

     Warehouse Facilities. At March 31, 1995, the Company had an aggregate maximum of $256.5 million potentially available under various warehouse facilities of which it had borrowed an aggregate of $148.0 million. These facilities are provided by a syndicate of banks that participate in a revolving credit arrangement and by two investment banking firms that the Company uses for securitization. The funds obtained through these warehouse facilities are borrowed on a floating interest rate and full recourse basis. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     Since the Company uses securitization as its primary source of permanent funding, the Company requires a substantial warehousing capacity. To be cost efficient, securitization must cover a relatively large and diverse portfolio of equipment loans. One of the basic requirements of the credit rating agencies that rate the notes issued in securitizations relates to borrower concentration and requires that no single credit (borrower) may constitute a significant portion of the pool of equipment loans being securitized (in the Company's case, the limit is generally about 3%). Because the Company's equipment loans are often in the $2.0 million range, it must generally accumulate in excess of $60 million in loans for each securitization. The credit rating agencies also have other concentration guidelines such as equipment type and the geographic location of the obligors. These strict requirements mean that not all of the equipment loans held in the Company's warehouse facilities at any point in time can be placed in one securitization.

     Permanent Funding Program. Since 1991, the most important source of permanent funding for the Company has been securitization and other forms of structured finance. Securitization is a process in which a pool of equipment loans (in the Company's case, typically 100 to 150) are transferred to a special-purpose financing vehicle which issues notes to investors. In the Company's case, the vehicle usually is an indirect wholly owned special purpose subsidiary, with the result that the subsidiary's assets and liabilities are consolidated with the Company's for financial accounting purposes. Principal and interest on the notes are paid from the cash flows produced by the loan pool, and the notes are secured by a pledge of the assets in the loan pool as well as by other collateral for other credit enhancement. In the Company's case, equipment loans funded through securitization must be credit enhanced to receive an investment grade credit rating. Credit enhancement can be provided in a number of ways, including cash collateral, letters of credit, a subordinated "strip" of transactions or an insurance policy. Typically, securitizations sponsored by the Company are enhanced through a combination of some or all of these methods.

     The Company continually seeks to improve the efficiency of financing these transactions by reducing upfront costs and minimizing the cash requirements of the Company. The Company may consider alternative structures, including senior/subordinated tranches, and alternative forms of credit enhancement, such as letters of credit and surety bonds. The transaction expenses of each securitization and other form of structured financing will depend on market conditions, costs of securitization and the availability of credit enhancement options to the Company. The Company expects to continue to use securitization and other forms of structured financing, on both a public and private basis, as its principal source of permanent funding for the foreseeable future.

     The Company's financing strategy is to obtain permanent funding for most of its equipment loans through securitization and to sell the remainder of its equipment loans. Under current market conditions, the Company believes funding equipment loans through securitization is more cost effective than selling loans. However, the Company sells certain of its loans to reduce borrower concentration and to manage the Company's leverage. When the Company sells loans, it often is required to provide credit enhancement in a lesser amount than required when it uses securitization.

     The following table summarizes the Company's securitizations and other structured finance transactions through March 31, 1995.

           SECURITIZATIONS AND OTHER STRUCTURED FINANCE TRANSACTIONS
                                 (IN THOUSANDS)

                                                              INITIAL
                                                             PRINCIPAL      ACCOUNTING      PRIVATE OR
     FUNDING DATE                   DESIGNATION               AMOUNT        TREATMENT      PUBLIC ISSUE
- -----------------------  ----------------------------------  ---------   ----------------  ------------
May 1991...............  Asset-Backed Notes, Series 1991-A    $ 21,289   Debt Financing      Private
April 1993.............  Asset-Backed Notes, Series 1993-A      41,789   Debt Financing      Private
December 1993..........  Asset-Backed Notes, Series 1993-A      73,950   Debt Financing      Private
December 1993..........  Asset-Backed Notes, Series 1993-A       5,100   Debt Financing      Private
June 1994..............  Asset-Backed Notes, Series 1994-A      72,675   Debt Financing       Public
June 1994..............  Asset-Backed Notes, Series 1994-A       2,975   Debt Financing       Public
November 1994..........  Commercial Paper                       50,000   Whole Loan Sale     Private
March 1995.............  Asset-Backed Notes, Series 1995-A      85,500   Debt Financing       Public
March 1995.............  Asset-Backed Notes, Series 1995-A       4,500   Debt Financing       Public
March 1995.............  Asset-Backed Notes, Series 1995-1      57,000   Whole Loan Sale     Private
                                                              --------
                                                              $414,778
                                                              ========

     Hedging Strategy. The Company's equipment loans are all structured on a fixed interest rate basis. When the Company originates equipment loans, it bases its pricing in part on the "spread" it expects to achieve between the interest rate it charges its equipment loan customers and the effective interest cost it will pay when it permanently funds those loans. Increases in interest rates between the time the loans are originated and the time they are permanently funded could narrow, eliminate or result in a negative spread between the interest rate the Company realizes on its equipment loans and the interest rate that the Company pays under its warehouse facilities, To protect itself against that risk, the Company sometimes uses a hedging strategy. When the Company hedges against this risk, it does so either by assuming a short position in U.S. Treasury obligations of similar maturities to the specific equipment loans being held for securitization, or by entering into Treasury "lock" or "swap" transactions under which the Company will either pay to or receive from a counterparty funds in amounts calculated by reference to price movements of U.S. Treasury obligations of similar maturities to the respective equipment loans. The Company believes this strategy can help hedge against the interest rate risk associated with a portfolio of fixed rate equipment loans prior to permanent funding. See "Risk Factors -- Interest Rate Risk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities."

     Medical Receivable Financing. Until recently, the Company has funded its medical receivable financing business using its own working capital. During the fiscal quarter ended December 31, 1994, the Revolving Credit Agreement was amended to permit the Company to use up to $7.0 million of the availability under the facility to fund loans to outpatient healthcare providers that are secured by medical receivables. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." The Company is seeking to develop new sources of funding for its medical receivable financing business, including securitization.

     Continuing Need for Capital. The Company's ability to maintain and build its financing businesses is dependent on its continued ability to obtain the substantial amounts of warehouse and permanent debt financing it requires. In addition, in order to sustain continued growth, the Company will require significant amounts of additional capital. Because of its holding company structure, the Company can seek to satisfy its requirements for additional long-term debt and/or equity capital by issuing equity or debt securities at the parent company level and then contributing the proceeds of those financings to DVI Financial Services or DVI Business Credit (which are the obligors under the Company's various warehouse facilities).

OTHER BUSINESS ACTIVITIES

     General. In 1991, the Company initiated a strategy to participate in the healthcare services business by making investments in emerging healthcare service companies and developing or acquiring healthcare facilities that it operated on a direct basis. Subsequent to the acquisition of MEF Corp. in January 1993, the Company withdrew from this area to redirect capital, management and other resources invested in the healthcare services business to support the growth of the Company's financial services business. In March 1995, the Company sold its equity interest in SMT Health Services, Inc., a provider of mobile diagnostic imaging services.

     Investments. In October 1991, the Company purchased an equity interest in Healthcare Imaging Services, Inc.("HIS"), a company which provides diagnostic imaging and lithotripsy services in the northeast U.S. HIS's common stock is traded on the Nasdaq National Market under the symbol HISS. As of March 31, 1995, the Company owned approximately 17% of the common shares of HIS. The 800,000 common shares of HIS owned by the Company are carried on the Company's consolidated balance sheet at book value, which approximates the market value of HIS's common stock. As of March 31, 1995, the Company also owned approximately 9% of the common shares of Diagnostic Imaging Services, Inc. ("DIS"), a California corporation that owns and operates medical imaging facilities in Southern California. DIS's common stock is traded on the Nasdaq National Market under the symbol DIAM. The Company acquired these shares as a result of the September 1994 merger of DIS with and into IPS Health Care, Inc. ("IPS"). The 730,768 common shares of DIS owned by the Company are carried at a book value which has been reduced to zero on the Company's consolidated balance sheet. The Company initially made its investment in IPS, a diagnostic imaging service company, in 1992. In addition, the Company holds two seats on the Board of Directors of DIS. See "Risk Factors -- Investee Companies," "Certain Transactions" and Note 6 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

     As of March 31, 1995 the remaining balance of the Company's equipment loans with HIS was approximately $4.2 million, which consisted of approximately $2.7 million funded on a limited recourse basis and approximately $1.5 million funded on a full recourse basis or through internally generated funds. As of March 31, 1995 the remaining balance of the Company's loans with DIS was approximately $22.4 million, which consisted of approximately $7.2 million funded on a limited recourse basis and approximately $15.2 million funded on a full recourse basis or through internally generated funds. As of March 31, 1995, the Company owned approximately 4.5 million shares of preferred stock in DIS which are carried on the Company's consolidated balance sheet at its liquidation value which approximates the market value of such stock. The majority stockholder of DIS has the right to repurchase the preferred stock at $4.5 million plus accrued dividends before September 2001.

     As part of its strategy to operate exclusively as a financial services company, the Company intends to divest its equity interests in HIS and DIS and reduce its credit exposure to both companies. During the three-month period ended June 30, 1994, the Company completed a series of steps which significantly diminished its influence over HIS. Under arrangements made with HIS, the Company agreed to allow existing equipment loans between the Company and HIS to be refinanced through third parties and to terminate its first right of refusal for the financing of any future equipment acquisition with HIS. In addition, upon completion of such refinancing, the Company agreed to relinquish its seats on the Board of Directors of HIS and to sell the common shares it owned in HIS. During the refinancing period, the Company agreed to vote its common shares consistent with HIS's management.

     Discontinued Operations. In June 1993, the Company adopted a formal plan to discontinue its healthcare services segment that consisted of seven outpatient healthcare facilities which it operated or managed on a direct basis and one facility which was in the developmental stage and not yet in operation. At the end of fiscal 1993, the Company established a reserve for the divestiture of the operations and recorded a loss on discontinued operations and disposal of discontinued operations. As of June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities, had written off the investment and assets of the remaining two, and recorded an additional $3.1 million after-tax charge in excess of the amounts of estimated losses reported as of June 30, 1993 for the disposition of this segment of the Company's business. At March 31, 1995, the Company's aggregate maximum exposure, if all of the purchasers of these facilities were to become insolvent and the financed equipment and other assets were to be unsaleable, was approximately $6.9 million. See "Risk Factors -- Discontinued Operations,"
"-- Investee Companies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The financing of sophisticated medical equipment is highly competitive. The Company competes with equipment vendors which sell and finance sales of their own equipment, finance subsidiaries of national and regional commercial banks and equipment leasing and financing companies. Many of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, the competition in the new markets recently targeted by the Company, specifically equipment financing in the hospital market, the patient treatment device market and medical receivable financing market, may be greater than the levels of competition historically experienced by the Company. There can be no assurance that the Company will be able to compete successfully in any or all of its targeted markets.

GOVERNMENT REGULATION

     General. The Company's equipment financing business, while generally not directly subject to government regulation, is indirectly affected by regulation in several ways. The use, maintenance and operation of certain types of diagnostic imaging and patient treatment equipment is regulated by federal, state and/or local authorities. For example, a shared service provider or healthcare provider using equipment financed by the Company may be required to obtain and maintain approvals from governmental authorities in order to service other healthcare providers with whom it has entered into service agreements. Failure by the Company's customers to comply with these requirements could adversely affect their ability to meet their obligations to the Company. The ability of the Company's equipment financing customers to satisfy their obligations to the Company could also be adversely affected by changes in regulations which limit or prohibit the referral of patients by physicians who have invested in healthcare facilities financed by the Company. Several of the regulatory factors impacting the Company's business are discussed below.

     Certificate of Need Regulation. Many states regulate the acquisition of medical equipment or the provision of new services through Certificate of Need or similar programs. The Company believes these requirements have had a limited effect on its business, although there can be no assurance that future changes in those laws will not adversely affect the Company. Additionally, repeal of existing regulations of this type in jurisdictions where the Company's customers have met the specific requirements could adversely affect the Company since such customers could face increased competition. In addition, there is no assurance that expansion of the Company's equipment financing business within the hospital market will not be increasingly affected by regulations of this type.

     Medicare-Medicaid Fraud and Abuse Statutes. The Department of Health and Human Services ("HHS") has increased its enforcement efforts under the Medicare-Medicaid Fraud and Abuse Statutes in cases where physicians own an interest in a facility to which they refer their patients for treatment or diagnosis. These statutes prohibit the offering, payment, solicitation or receipt of remuneration directly or indirectly as an inducement to refer patients for services reimbursable in whole or in part by the Medicare-Medicaid programs. HHS has taken the position that distributions of profits from corporations or partnerships to physician investors who refer patients to the entity for a procedure which is reimbursable under Medicare (government-assisted medical care for the aged) or Medicaid (government-assisted medical care for the poor) may be a form of remuneration for referrals which is prohibited by the statute. HHS has also published safe harbor guidelines which describe the requirements which must be met to ensure that distributions of profits to a physician who has invested in an equity security issued by a business to which he or she refers patients does not violate the Medicare-Medicaid fraud and abuse statute.

     Further Regulation of Physician Self-Referral. Additional regulatory attention has been directed toward physician-owned healthcare facilities and other arrangements whereby physicians are compensated, directly or indirectly, for referring patients to such healthcare facilities. In 1988, legislation entitled the "Ethics in Patient Referrals Act" (H.R. 5198) was introduced which would have prohibited Medicare payments for all patient services performed by an entity in which a patient's referring physician had an investment interest. As enacted, the law prohibited only Medicare payments for patient services performed by a clinical laboratory. The Comprehensive Physician Ownership and Referral Act (H.R. 345), which was enacted by Congress in 1993 as part of the Deficit Reduction Package, is more comprehensive than H.R. 5198 and covers additional medical services including medical imaging, radiation therapy, physical rehabilitation and others. A variety of existing and pending state laws currently limit the extent to which a physician may profit from referring patients to a facility in which that physician has a proprietary or ownership interest. Many states also have laws similar to the Medicare fraud and abuse statute which are designed to prevent the receipt or payment of consideration in connection with the referral of a patient. The Company believes that as a result of these legislative initiatives, demand for new medical equipment by the outpatient healthcare facilities (which in many cases are owned by referring physicians who are directly affected by the legislation) has diminished.

EMPLOYEES

     As of March 31, 1995, the Company had 95 full-time employees consisting of 10 executive officers, 21 sales and sales management personnel, and 65 administrative, accounting and technical personnel. None of the Company's employees is covered by a collective bargaining agreement, and management believes that its relations with its employees are good.

PROPERTIES

     The Company owns no real property and leases all of its offices. The Company's principal executive offices are located in Doylestown, Pennsylvania. In total, the Company leases an aggregate of approximately 24,900 square feet of office space in California, Georgia, New York, Ohio and Pennsylvania. None of the

Company's facility leases exceed a term of 60 months. The Company believes that the present facilities are adequate to meet its foreseeable needs.

LEGAL PROCEEDINGS

     The Company is not a party to any pending litigation or legal proceedings, or to the best of its knowledge any threatened litigation or legal proceedings, which, in the opinion of management, individually or in the aggregate, would have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

     The Directors and executive officers of the Company are:

      NAME                         AGE                       POSITION
      ----                         ---                       --------
David L. Higgins.................  49     Chairman, Chief Executive Officer and Director
Michael A. O'Hanlon..............  48     President, Chief Operating Officer and
                                          Director
James G. Costello................  59     Senior Vice President and Chief Financial
                                          Officer
Anthony J. Turek.................  51     Senior Vice President and Chief Credit Officer
John P. Boyle....................  45     Vice President and Chief Accounting Officer
Cynthia J. Cohn..................  36     Vice President
Dominic A. Guglielmi.............  44     Vice President
Richard E. Miller................  43     Vice President
Tony A. Pham.....................  42     Vice President
Alan J. Zeppenfeld...............  48     Vice President
Gerald L. Cohn...................  66     Director
William R. Ingles................  73     Director
Sidney Luckman...................  78     Director
John E. McHugh...................  66     Director

     Mr. Higgins is the Company's Chairman and Chief Executive Officer. Mr. Higgins founded the Company and served as the Company's President until September 1994. Mr. Higgins was the President and Chief Executive Officer of Delta Health, Inc. ("Delta Health"), the predecessor company to DVI that was acquired by the Company in 1986. Prior to founding the Company, Mr. Higgins managed the North American sales and service operations of Elscint, Inc. for two years ("Elscint"), a full-line manufacturer of diagnostic imaging equipment. Previously, he held the same position for one year with Xonics Medical Systems, Inc. ("Xonics"), also a full-line manufacturer of medical imaging equipment. Xonics was acquired by Elscint in 1983. For five years prior, Mr. Higgins served as President and Chief Executive Officer of Radiographic Development Corporation ("RDC"), which was acquired by Xonics in 1982. RDC was a manufacturer of products to upgrade diagnostic imaging equipment. Mr. Higgins also serves on the Board of Directors of HIS.

     Mr. O'Hanlon is the Company's President and Chief Operating Officer and has served as such since September 1994. Mr. O'Hanlon became a Director of the Company in November 1993. From the time Mr. O'Hanlon joined the Company in March 1993 until September 1994, he served as Executive Vice President of the Company. Before joining the Company, for nine years he served as President and Chief Executive Officer of Concord Leasing, Inc. ("Concord Leasing"), a major source of medical, aircraft, ship and industrial equipment financing. Previously, Mr. O'Hanlon was a senior executive with Pitney Bowes Credit Corporation. Mr. O'Hanlon is a director of DIS.

     Mr. Costello is a Senior Vice President and the Chief Financial Officer of the Company. Mr. Costello has served as a Senior Vice President since he joined the Company in October 1993 and as Chief Financial Officer since August 1994. Mr. Costello also serves on the Executive Committee of the Company. Before joining the Company, for six years Mr. Costello was Executive Vice President of Concord Leasing responsible for all capital markets/funding activities, including term loans, commercial paper and the sale of securitized assets.

During his tenure at Concord Leasing, he also served as President of Concord Commercial Corporation. Previously, Mr. Costello was President of Unisys Finance Corporation, and Vice President and Chief Financial Officer of Pitney Bowes Credit Corporation. Since April, 1995, Mr. Costello has been unable to participate on a full time basis in the day to day affairs of the Company due to medical reasons, and his ability to do so in the future is uncertain.

     Mr. Turek is a Senior Vice President and the Chief Credit Officer of the Company. Mr. Turek has served in that capacity since joining the Company in March 1988. Mr. Turek also serves on the Executive Committee of the Company. Before joining the Company, Mr. Turek was Vice President, Commercial Banking at Continental Illinois National Bank ("CINB") from 1968 to 1988. For the last five years of his tenure at CINB, Mr. Turek managed the equipment leasing and transportation divisions of the bank. His prior responsibilities included management positions in the Special Industries, Metropolitan and National Divisions of CINB. Prior to his employment with CINB, Mr. Turek was a Trust Officer with Bank of America.

     Mr. Boyle is a Vice President and the Chief Accounting Officer of the Company. Mr. Boyle joined the Company in January 1995. His primary responsibility is managing the Company's accounting, tax and reporting functions. Before joining the Company, Mr. Boyle spent 17 years of his professional career in senior finance and accounting positions with financial services organizations. He spent the initial five years of his career with Peat Marwick Mitchell & Co., in Philadelphia. Mr. Boyle is a General Securities Principal and a CPA with almost 20 years of experience in the financial services industry. Beyond his accounting background, he has extensive experience in credit and corporate finance matters.

     Ms. Cohn has been a Vice President of the Company since October 1988 and Executive Vice President of DVI Business Credit since January 1994. Ms. Cohn has been employed by the Company in a sales and sales management capacity since July 1986. She is responsible for the sales and marketing functions of DVI Business Credit, the Company's medical receivables financing subsidiary. She served as an Assistant Vice President from July 1987 to October 1988. Prior to joining the Company, Ms. Cohn served as Research Coordinator for Cantor, Fitzgerald Co., Inc., a stock brokerage firm, from February 1983 to July 1986, where she was responsible for development and coordination of the firm's research product for both institutional and retail clientele. Ms. Cohn is the daughter of Gerald L. Cohn.

     Mr. Guglielmi is a Vice President of the Company. Mr. Guglielmi joined the Company when it acquired MEF Corp. in January 1993. His primary responsibility is to maximize the value of the Company's existing relationships with equipment manufacturers and establish relationships with additional manufacturers of medical equipment and devices. Prior to joining the Company, Mr. Guglielmi served as the President of the Healthcare Division of U.S. Concord, Inc. for five years where he was responsible for sales, marketing, documentation, credit and collections, financial budgeting and all aspects of strategic planning. Previously, Mr. Guglielmi held management positions with General Electric Credit Corporation and Pitney Bowes Credit Corporation.

     Mr. Miller is a Vice President of the Company who joined the Company in April 1994. His primary responsibility is to manage the Company's sales organization of financing specialists that interface directly with the Company's customers. Before joining the Company, he served for six years as Vice President Sales for Toshiba America Medical Systems, a major manufacturer of medical imaging equipment. Previously, Mr. Miller was National Sales Manager for Thomsen CGR, a French manufacturer of medical imaging equipment, which was acquired by General Electric Medical Systems. He also previously served in sales management with General Electric Medical Systems.

     Mr. Pham is Vice President/Structured Finances and Financial Planning for DVI Financial Services. Prior to joining DVI Financial Services in May 1994, Mr. Pham was Director of Securitization for Advanta Leasing Corporation from August 1993. From April 1984 to July 1993, Mr. Pham was Vice President, Portfolio Management of Concord Leasing.

     Mr. Zeppenfeld is a Vice President of the Company. Mr. Zeppenfeld joined the Company in June 1995. His primary responsibility is managing the Company's administrative operations functions. Before joining the Company, Mr. Zeppenfeld spent 21 years with Xerox Corporation in administrative management positions at the district, regional and headquarters levels. During his last three years at Xerox, Mr. Zeppenfeld managed administrative operations and product development functions for Xerox Administrative Services. Previously, Mr. Zeppenfeld held administrative positions with General Electric and GTE Data Services.

     Mr. Cohn is a Director of the Company and has served in that capacity since 1986. Mr. Cohn is a private investor. Mr. Cohn presently serves as a Director of HIS, DIS, SMT Health Services Inc., I.V.I. Publishing, Inc. and International Metals Acquisition Corp.. In addition to his responsibilities as a Director, Mr. Cohn also acts as a consultant to the Company and serves on the Company's Credit Committee. Mr. Cohn is the father of Cynthia Cohn.

     Mr. Ingles is a Director of the Company and has served in that capacity since 1986. Mr. Ingles is retired. Prior to 1986, Mr. Ingles performed consulting services for American Medical International, an investor-owned hospital group, Med Ventures, Inc., a medical technical evaluation concern, and Radiation Safety Services, a radiation system monitoring and compliance entity.

     Mr. Luckman is a Director of the Company and has served in that capacity since 1987. Mr. Luckman is currently a national sales manager of Cellucraft Products Inc., a company engaged in the manufacturing and marketing of flexible packaging, and with which he has been associated for over 40 years. Mr. Luckman is a member of the National Football League Hall of Fame.

     Mr. McHugh is a Director of the Company and has served in that capacity since 1990. Mr. McHugh was formerly the President of, and now serves in a marketing and public relations capacity with, McHugh Construction and Developers, a firm he has been associated with since 1954.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors of the Company (the "Board of Directors") has a standing executive committee, audit committee and a compensation committee. The Board of Directors has no nominating committee. The executive committee consists of Messrs. Higgins, Cohn and Luckman and reviews certain policies and operations of the Company. The executive committee met frequently during fiscal 1994.

     The audit committee consists of Messrs. Cohn, Luckman and McHugh and makes recommendations concerning the engagement of the Company's independent auditors, consults with the independent auditors concerning the audit plan and thereafter concerning the auditor's report and management letter. During the fiscal 1994, the audit committee met one time.

     The compensation committee consists of the entire Board of Directors and did not meet at any times other than in the normal course of the Board of Directors' meetings.

     During fiscal 1994, the Company paid $500 to non-employee directors for each meeting attended in person and $100 for each meeting attended by telephone. Directors who are employed by the Company do not receive a fee for serving as Directors.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     The compensation committee consists of the entire Board of Directors. The Board of Directors, sitting as the compensation committee, meets in the normal course of the Board of Directors' meetings and reviews the annual compensation rates of the officers and key employees of the Company, administers the Company's compensation plans and makes recommendations in connection with such plans. No Directors other than those serving currently on the Board of Directors served as members of the compensation committee during fiscal 1994. No member of that committee, other than Messrs. Higgins, Cohn, Luckman and O'Hanlon, was an officer or employee of the Company or any of its subsidiaries during fiscal 1994. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity, any of whose officers served either on the Board of Directors or on the compensation committee of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities paid to the Chief Executive Officer of the Company and to the Company's four most highly compensated executive officers other than the Chief Executive Officer who were, at June 30, 1994, executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                      ANNUAL COMPENSATION              AWARDS
                                                      --------------------     ----------------------
        NAME AND PRINCIPAL POSITION          YEAR     SALARY(1)     BONUS      STOCK OPTIONS (SHARES)
        ---------------------------          ----     --------     -------     ----------------------
David L. Higgins...........................  1994     $176,923         -0-             50,000
  Chairman of the Board and                  1993     $216,779         -0-                -0-
  Chief Executive Officer                    1992     $185,000     $65,000             50,000

Michael A. O'Hanlon........................  1994     $175,000         -0-             75,000
  President                                  1993     $ 77,404(2)      -0-             15,000

Cynthia J. Cohn............................  1994     $109,058         -0-             10,000
  Vice President                             1993     $148,077         -0-             10,000
                                             1992     $182,683     $47,500             10,000

Anthony J. Turek...........................  1994     $124,256         -0-             15,000
  Senior Vice President                      1993     $113,279         -0-             10,000
                                             1992     $115,500     $47,500                -0-

Dominic Guglielmi..........................  1994     $184,545(3)      -0-             10,000
  Vice President                             1993     $ 52,885(4)      -0-             10,000

- ---------------
(1) Indicates salary paid through June 24, 1994, the last regular payment date prior to the end of fiscal 1994.

(2) Includes compensation from February 16, 1993, the date which Mr. O'Hanlon began employment with the Company.

(3) Includes a base salary of $110,000 and commissions earned for financing transactions of $74,545 for fiscal 1994.

(4) Includes compensation from January 4, 1993, the date which Mr. Guglielmi began employment with the Company. Mr. Guglielmi's salary for fiscal 1993, if stated on an annualized basis, would have been $110,000. Mr. Guglielmi also received 10,000 stock options upon joining the Company.

OPTION GRANTS IN FISCAL 1994

     The following table sets forth information regarding the grant of stock options in fiscal 1994 to the executive officers listed in the Summary Compensation Table.

                                                                                               POTENTIAL REALIZABLE
                                                                                                       VALUE
                                                                                                 AT ASSUMED ANNUAL
                                 NUMBER OF      PERCENTAGE OF                                     RATES OF STOCK
                              SHARES ISSUABLE   TOTAL OPTIONS                                   PRICE APPRECIATION
                                ON EXERCISE       GRANTED TO     EXERCISE OR                    FOR OPTION TERM(2)
                                OF OPTIONS       EMPLOYEES IN     BASE PRICE    EXPIRATION   -------------------------
            NAME                  GRANTED       FISCAL 1994(1)   (PER SHARE)       DATE         5%              10%
            ----              ---------------   --------------   ------------   ----------   --------         --------
David L. Higgins............       50,000            12.6%          $7.625        9/20/03    $239,766         $607,614
Michael A. O'Hanlon.........       25,000             6.3            7.625        9/20/03     119,883          303,807
                                   50,000            12.6            8.875        5/23/04     279,072          707,223
Cynthia J. Cohn.............       10,000             2.5            7.625        9/20/03      47,953          121,523
Anthony J. Turek............       15,000             3.8            7.625        9/20/03      71,930          182,284
Dominic A. Guglielmi........       10,000             2.5            7.625        9/20/03      47,953          121,523

- ---------------
(1) These options were granted pursuant to the Plan. The options vest one-third per year on the third, fourth and fifth anniversaries, respectively, after the date of grant. The options have a term of 10 years. Options to acquire 138,600 shares of Common Stock (with various vesting periods) also were granted to certain other key employees of the Company in fiscal 1994.

(2) As suggested by the rules of the Commission, the Company used the assumed rates of the Company's stock price appreciation in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance that the value realized by an executive will be at or near the values estimated above. The Company does not advocate or necessarily agree that the stated assumed rates of appreciation properly determine the value of the options.

AGGREGATE OPTION EXERCISES IN
FISCAL 1994 AND FISCAL YEAR END OPTION VALUES

     The following table sets forth information with respect to previously granted options which were exercised or which remain outstanding for the executive officers listed in the Summary Compensation Table.

                                                                       NUMBER OF
                                                                 SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS HELD        IN-THE-MONEY OPTIONS
                                       SHARES                     AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                                     ACQUIRED ON    VALUE     ---------------------------   ---------------------------
               NAME                   EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
               ----                  -----------   --------   -----------   -------------   -----------   -------------
David L. Higgins...................      -0-          N/A        65,000         80,000       $ 138,125       $93,750
Michael A. O'Hanlon................      -0-          N/A         3,000         87,000          12,000        46,875
Cynthia Cohn.......................      -0-          N/A        35,000         15,000         146,250        18,750
Anthony J. Turek...................      -0-          N/A        42,000         23,000         223,620        55,125
Dominic Guglielmi..................      -0-          N/A         2,000         18,000           8,000        50,750

- ---------------
(1) Represents the difference between the closing price of the Company's Common Stock on June 30, 1994 and the exercise price of the options.

EMPLOYMENT AGREEMENTS AND INCENTIVE COMPENSATION

     The Company has not entered into any employment agreements with any of its executive officers or employees and, other than the Plan, has no long-term incentive compensation plans. The Company, however, does provide short-term incentive compensation to certain executive officers through the award of quarterly and/or annual bonuses based upon certain agreed upon performance criteria.

     The Board of Directors and stockholders of the Company adopted the Plan in 1986. The Plan has been amended to increase the number of shares of Common Stock for which options, could be issued. Currently, the total number of shares for which options could be issued is 1,250,000. Under the Plan, the number of shares which may be issued on exercise of the options is subject to adjustments by reason of stock splits or other similar capital events.

     The Plan provides for the granting of nonstatutory stock options, as well as incentive stock options to certain key employees and provides that the option exercise price per share for options granted under the Plan must be at least 100% of the fair market value of the Common Stock on the date such options were granted. Options are not transferrable under the Plan other than by will or by laws of descent and distribution, and during the participants lifetime are exercisable only by the participant.

EMPLOYEE SAVINGS PLAN

     The Company maintains and administers an Employee Savings Plan (the "Employee Savings Plan") pursuant to Internal Revenue Code Section 401(k). The Employee Savings Plan provides for discretionary contributions as determined by the Board of Directors. The Company contributed $9,245, $21,493 and $48,673 to the Employee Savings Plan during the fiscal years ended June 30, 1992, 1993 and 1994, respectively.

                              CERTAIN TRANSACTIONS

     DIS. Subsequent to the Company's initial investment in IPS in November 1992, the Company made additional investments in common and preferred stock of IPS, financed various leasing transactions for magnetic resonance imaging and other equipment, and entered into several restructuring agreements with IPS. In those restructuring agreements, IPS issued several series of convertible preferred stock to the Company in exchange for cash, equipment and an exchange of debt obligations of IPS previously held by the Company. Through these restructurings, the Company also obtained the right to appoint representatives to IPS's Board of Directors.

     In 1994, the businesses of IPS and DIS were combined through a merger (the "IPS Merger"). In the IPS Merger, each outstanding share of common stock of DIS was converted into approximately 4.69 shares of common stock of IPS ("IPS Common Stock"). In addition, each stockholder of DIS received on a pro rata basis (based on each such stockholder's percentage ownership of DIS common stock immediately prior to the IPS Merger), options and warrants to purchase additional shares of IPS common stock that are substantially identical in number and terms to the options and warrants issued by IPS and outstanding immediately prior to the IPS Merger. As a result of the IPS Merger, Norman Hames, who formerly was the beneficial owner of approximately 95% of the outstanding capital stock of DIS, and the other four stockholders of DIS acquired 50% of the IPS Common Stock.

     In September 1994, following the completion of the IPS Merger, the Company exchanged all the preferred stock of IPS owned by the Company for two new series of convertible redeemable preferred stock (Series F and Series G) of IPS. The agreement also provided for the exchange of certain assets and liabilities of IPS valued at approximately $164,000, the return to IPS of IPS debt obligations valued at approximately $4.0 million, assumption by the Company of certain assets and liabilities of IPS, the return of certain equipment previously used by the Company to IPS. The Company did not record a gain or loss on any of the restructuring transactions.

     Subsequent to the IPS Merger and the exchange described above, IPS changed its name to DIS.

     The approximately 4.5 million shares of DIS convertible preferred stock now held by the Company have an aggregate liquidation preference of approximately $4.5 million, are redeemable at the option of DIS for approximately $4.5 million plus accrued dividends, and are convertible into common stock of DIS at $2.42 per share for the Series F convertible preferred stock and $1.00 per share for the Series G convertible preferred stock. In addition, the majority shareholder of DIS has the right to repurchase the DIS convertible preferred stock for approximately $4.5 million through September 2001. The Company also owns approximately 9% of

DIS's issued and outstanding common stock. Following the completion of the IPS Merger, the Company's representatives (Mr. Higgins and Mr. Turek) resigned from the Board of Directors of IPS.

     MEF Corp. In January 1993, the Company acquired all of the outstanding shares of common stock of MEF Corp. from MEFC Partners L.P. ("MEFC Partners"). Under the terms of the original purchase agreement, the purchase price was payable before October 15, 1998 in cash or Common Stock of the Company, as elected by the Company. As initially structured, the purchase price was to be determined as a percentage of the after-tax earnings of the MEF Corp. division of the Company during the sixty-six month period following the date of acquisition. During the year ended June 30, 1994, management entered into negotiations with the former shareholders of MEF Corp. to revise certain terms of the purchase agreement. The Company and the former shareholders of MEF Corp. agreed in June 1995 to set the purchase price of MEF Corp. at 400,000 shares of Common Stock (the "MEFC Shares"). Michael A. O'Hanlon (President, Chief Operating Officer and a Director of the Company), Dominic A. Guglielmi (Vice President of the Company) and Mark H. ldzerda (an employee of DVI Financial Services) are general partners of MEFC Partners and are entitled to receive 160,000, 100,000 and 40,000 MEFC Shares, respectively. The issuance of the MEFC Shares is subject to stockholder approval and an increase in the authorized capital stock of the Company. In addition, the MEFC Partners have been granted certain registration rights with respect to the MEFC Shares. See "Description of Capital Stock -- Outstanding Registration Rights."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of shares of Common Stock as of March 31, 1995 by each stockholder known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, each director and all current officers and directors as a group. Persons named in the following table have sole voting and investment powers with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable and other information contained in the footnotes to the table. The information in the table below does not give effect to the conversion of Convertible Subordinated Notes held by any of the individuals or entities listed in such table. Information with respect to beneficial ownership is based upon the Common Stock records and data supplied to the Company by its stockholders.

                                                                                       PERCENTAGE OF
                                                                                     OUTSTANDING SHARES
                                                            AMOUNT AND NATURE                OF
         NAME AND ADDRESS OF BENEFICIAL OWNER            OF BENEFICIAL OWNERSHIP        COMMON STOCK
- -------------------------------------------------------  -----------------------     ------------------
David L. Higgins**.....................................            353,780(1)(2)             5.2%
Gerald L. Cohn**.......................................            336,666(3)(4)             5.0%
William R. Ingles**....................................             24,999(4)                 *
Sidney Luckman**.......................................             24,666(4)(5)              *
John E. McHugh**.......................................             50,399(4)                 *
Michael A. O'Hanlon***.................................             29,323(6)(7)(8)           *
Canadian Imperial Bank of Commerce Trust Company
  (Bahamas) Limited****................................          1,483,739(9)               22.1%
Granite Capital, L.P.*****.............................            420,100                   6.3%
All directors and officers as a group (12 persons).....          1,918,014(10)(11)          27.3%(10)

- ---------------
     * Less than 1%.

   ** One Park Plaza, Suite 800, Irvine, California 92714.

  *** 500 Hyde Park, Doylestown, Pennsylvania 18901.

 **** P.O. Box N-3933, Nassau, Bahamas.

***** 375 Park Avenue, 18th Floor, New York, New York 10152.

  (1) Includes 95,000 shares of Common Stock which may be purchased on the exercise of stock options granted under the Plan.

  (2) Includes 2,380 shares of Common Stock held through the Employee Savings Plan.

  (3) Does not include (a) 46,500 shares of Common Stock held of record by Cynthia J. Cohn, who is a Vice President of the Company and one of Mr. Cohn's daughters, in her capacity as trustee of the Cynthia J. Cohn Revocable Trust, (b) 15,000 shares of Common Stock held of record by a trust established for the benefit of Shelly Cohn Schmidt, another of Mr. Cohn's daughters, and (c) 9,750 shares of Common Stock held of record by a trust established for the benefit of Clayton Schmidt, Mr. Cohn's grandchild, as to all of which Mr. Cohn disclaims any beneficial interest.

  (4) Includes 16,666 shares of Common Stock which may be purchased on the exercise of stock options granted under the Plan.

  (5) Does not include 80,000 shares of Common Stock held of record by various trusts established for the benefit of certain members of Mr. Luckman's family, of which either Robert Luckman (Mr. Luckman's son) or another individual is the trustee, as to which Mr. Luckman disclaims any beneficial ownership.

  (6) Includes 24,750 shares of Common Stock which may be purchased on the exercise of stock options granted under the Plan.

  (7) Includes 1,573 shares of Common Stock held through the Employee Savings Plan.

  (8) Does not include 160,000 shares of Common Stock which Mr. O'Hanlon, a former shareholder of MEF Corp., may become entitled to receive in connection with the Company's acquisition of MEF Corp. See "Certain Transactions -- MEF Corp." and "Description of Capital Stock -- MEF Corp."

  (9) Held by Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited ("CIBC"), as trustee of trusts for the benefit of various descendants of A.N. Pritzker, deceased. Does not include 56,339 shares of Common Stock owned by Diversified Capital, L.P., a partnership comprised principally of trusts for the benefit of various members of the Pritzker Family. CIBC is not the trustee of such trusts. As used herein, "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased.

 (10) Includes 233,750 shares of Common Stock which may be purchased on the exercise of stock options granted under the Plan, in addition to those shares of Common Stock that may be purchased on the exercise of options set forth in footnotes (1) and (3).

 (11) Does not include 100,000 shares of Common Stock which Dominic A. Guglielmi, a vice president of the Company and a former shareholder of MEF Corp., may become entitled to receive in connection with the Company's acquisition of MEF Corp. See "Certain Transactions -- MEF Corp." and "Description of Capital Stock -- MEF Corp."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 13,000,000 shares of Common Stock and 100,000 shares of preferred stock, $10.00 per share par value ("Preferred Stock"). As of March 31, 1995, there were 6,711,180 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company. Holders of shares of Common Stock do not have cumulative voting rights; therefore, the holders of more than 50% of the Common Stock will have the ability to elect all of the Company's directors. Holders of shares of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of any Preferred Stock issued by the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

PREFERRED STOCK

     The Company's Board of Directors has the authority, without further action by the stockholders of the Company, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares. The issuance of Preferred Stock could adversely affect the voting power and economic rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

WARRANTS

     In February 1991, the Company issued and sold 575,000 warrants (the "Public Warrants") in a public offering (the "Public Offering"). The Public Warrants currently are exercisable and each Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $12.00 per share until February 7, 1996, subject to adjustment. The Public Warrants are subject to redemption by the Company at any time after issuance on not less than 30 days' written notice, at a price of $.05 per Public Warrant, if the last sale price of the Common Stock for any period of 20 consecutive trading days ending within 15 days of the date on which the notice of redemption is given has exceeded $13.00 per share. The Public Warrants are traded on the Nasdaq National Market.

UNITS

     In connection with the Public Offering, the Company granted Stratton Oakmont, Inc. (the "1991 Underwriter") a unit purchase option ("the Unit Purchase Option"). In May 1995, the 1991 Underwriter assigned the Unit Purchase Option to three of its executive officers. Accordingly, each of the three officers has the right to purchase up to 12,500, 27,500 and 10,000 units, respectively at a price per Unit of $12.60 until February 7, 1996, subject to adjustment. Each Unit consists of one share of Common Stock (a "Unit Share") and one warrant (a "Unit Warrant") to purchase one share of Common Stock at a price of $12.00 per share. The Unit Warrants are separately transferable from the Unit Shares immediately upon issuance. The 1991 Underwriter acted as underwriter in connection with the Public Offering. The Unit Purchase Option may not be sold, transferred, assigned or hypothecated except to officers of the 1991 Underwriter or a member of the selling group for the Public Offering or any officer or partner of any member of such selling group. The Unit Shares and shares of Common Stock issuable upon exercise of the Unit Warrants are covered by a currently effective registration statement and therefore will be freely tradeable upon issuance.

     The prices payable for the units upon exercise of the Unit Purchase Option and the number of shares of Common Stock underlying the Unit Warrants are subject to adjustment to prevent dilution.

CONVERTIBLE SUBORDINATED NOTES

     In June 1994, the Company issued and sold $15.0 million aggregate principal amount of Convertible Subordinated Notes in a private placement to certain accredited investors. Of that amount, approximately $9.6 million was sold to officers, directors, 10% or more stockholders and investors related to such officers, directors and stockholders. The Convertible Subordinated Notes are convertible at a conversion price of $10.60 per share, subject to adjustment in certain circumstances. As of March 31, 1995, $500,000 aggregate principal amount of the Convertible Subordinated Notes had been converted into 47,169 shares of Common Stock (the "March 1995 Conversion Shares"). The remaining outstanding Convertible Subordinated Notes are convertible, at the option of the holders, into up to 1,367,924 shares of Common Stock (collectively with the March 1995 Conversion Shares, the "Conversion Shares").

OTHER OUTSTANDING OPTIONS AND WARRANTS

     At March 31, 1995, in addition to the Public Warrants and the Unit Purchase Option there were options and warrants outstanding under which an aggregate of 990,994 shares of Common Stock were issuable. Of this amount, 755,994 shares are issuable on exercise of various options or warrants issued to employees and directors of the Company pursuant to compensatory arrangements, 200,000 shares are issuable to W.I.G. Securities Limited Partnership ("W.I.G. Securities") pursuant to a warrant issued as compensation for prior investment banking services, and 35,000 shares are issuable to a holder of warrants (the "35,000 Share Warrant").

OUTSTANDING REGISTRATION RIGHTS

     The Company has entered into agreements under which it has granted to certain of its security holders rights under specified circumstances to require the registration under the 1933 Act of shares of Common Stock held by them. Under the first agreement, the holder of any portion of the Unit Purchase Option has a "demand" registration right to require the Company to file a registration statement on one occasion at any time until February 7, 1996, and also has a "piggyback" registration right to require inclusion of the holder's shares in any registration statement filed by the Company. Under the second agreement, the holder of the 35,000 Share Warrant has a one-time "piggyback" registration right. The Company has the right to reject the piggyback registration request if the managing underwriter of the offering which is the subject of the request so requires; however, if the Company does so, it is required to grant the holder a one-time "demand" registration right to require filing of a registration statement solely for the holder's shares. Under the third agreement, W.I.G. Securities, as a holder of a warrant to purchase an aggregate of 200,000 shares of Common Stock, has a "demand" registration right to require the Company to file a registration statement on one occasion at any time until April 27, 1997, and also has a "piggyback" registration right to require inclusion of the shares issuable pursuant to the warrant in any registration statement filed by the Company after April 27, 1995 but before May 14, 1999. Under the fourth agreement, holders of the Convertible Subordinated Notes have three "piggyback" registration rights, exercisable beginning after June 21, 1995, and two "demand" registration rights, which currently are exercisable, in each case with respect to the Conversion Shares. Under a fifth agreement, the Company is required to register the MEFC Shares promptly after the issuance of the MEFC Shares. The issuance of the MEFC Shares is subject to stockholder approval and an increase in the authorized capital stock of the Company. See "-- MEF Corp." The shares of Common Stock issuable upon exercise of the Unit Purchase Option, the Conversion Shares and the 35,000 Share Warrant are covered by currently effective registration statements under the 1933 Act and therefore will be freely tradeable upon issuance.

EMPLOYEE MATTERS

     As part of an employee incentive plan, the Company agreed in principle on June 8, 1995 to issue, subject to stockholder approval and an increase in the authorized capital stock of the Company, an aggregate of 200,000 shares of Common Stock of the Company (the "Incentive Shares") to certain of its employees if the last sale price (as reported in the consolidated reporting system of the NYSE) of the Common Stock is $16.00 per share or higher for 30 consecutive calendar days at any time before December 31, 1998, provided that any such employee must be employed by the Company during the above-described 30-day period in order to receive any Incentive Shares under this agreement. The Company has agreed that, if there is an event or series of events that constitutes a sale of the Company at any time prior to December 31, 1998 and the consideration to be received for each share of Common Stock of the Company in such sale of the Company is $13.00 or higher, the Company will issue the Incentive Shares to those employees.

MEF CORP.

     In January 1993, the Company acquired the outstanding shares of MEF Corp. Under the terms of the original purchase agreement, the purchase price was payable before October 15, 1998 in cash or Common Stock of the Company, as elected by the Company. As initially structured, the purchase price was to be determined as a percentage of the aftertax earnings of the MEF Corp. division of the Company during the sixty-six month period following the date of acquisition. During the year ended June 30, 1994, management entered into negotiations with the former shareholders of MEF Corp. to revise certain terms of the purchase agreement. The Company and the former shareholders of MEF Corp. agreed in June 1995 to set the purchase price of MEF Corp. at 400,000 shares of Common Stock. The issuance of these shares is subject to stockholder approval and an increase in the authorized capital stock of the Company.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

DELAWARE ANTI-TAKEOVER LAW

     The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. "Business combination" includes merger, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding approximately 9,211,180 shares of Common Stock (9,586,180 if the Underwriters' over-allotment option is exercised in full). Of these shares of Common Stock, 8,122,880 shares, which include the 2,500,000 shares offered hereby, will be freely tradeable without restriction or further registration under the 1933 Act. All of the remaining 1,088,300 shares of Common Stock outstanding upon completion of the Offering are Restricted Securities. All of the Restricted Securities and any other shares of Common Stock acquired by an affiliate of the Company are eligible for resale pursuant to the provision of Rule 144 or at any time pursuant to an effective registration statement covering such shares of Common Stock. Of these Restricted Securities, 835,013 shares of Common Stock are subject to lock-up provisions as described below. See "Description of Capital Stock"

     The Company also has reserved or made available for issuance 3,347,685 shares of Common Stock for issuance pursuant to various options and warrants to purchase Common Stock and the Plan, and the conversion of the Convertible Subordinated Notes. Of these reserved shares, 1,009,761 shares, issuable pursuant to the Plan, 1,367,924 shares, issuable upon conversion of the Convertible Subordinated Notes, 35,000 shares, issuable pursuant to the exercise of certain warrants to purchase Common Stock, and 675,000 shares issuable pursuant to the exercise of warrants to purchase Common Stock and a unit option issued in a public offering in February 1991, are covered by currently effective registration statements under the 1933 Act and are therefore freely tradable upon issuance. The remaining 260,000 reserved shares are Restricted Securities that are eligible for resale upon exercise pursuant to Rule 144 or at any time pursuant to an effective registration statement covering such shares of Common Stock. The Company has also reserved, subject to stockholder approval and an increase in the Company's authorized capital stock, (i) the MEFC Shares for issuance to the former shareholders of MEF Corp. and (ii) 200,000 shares of Common Stock for issuance to certain employees of the Company under a stock incentive plan. Of these reserved shares, 1,415,540 shares of Common Stock issuable under various options and warrants and pursuant to the conversion of the Convertible Subordinated Notes are subject to lock-up provisions as described below.

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned "restricted securities" for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock or the reported average weekly trading volume of the Common Stock for the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have beneficially held their shares of Common Stock for more than three years are entitled to sell "restricted securities" without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     The Company, its officers and directors, certain stockholders, certain holders of outstanding options and warrants to purchase Common Stock and certain holders of Convertible Subordinated Notes owning or holding options or warrants or conversion rights for an aggregate of 4,262,292 shares of Common Stock, have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition), of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for Common Stock or other capital stock of the Company, or any right to purchase or acquire Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities, on behalf of the Underwriters. See "Underwriting."

     No prediction can be made as to the effect, if any, that sales of the Common Stock or the availability of such shares for sale in the public market will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market after the restrictions described above lapse could adversely affect prevailing market prices for the Common Stock and impair the ability of the Company to raise capital through the sale of equity securities in the future.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                                                             NUMBER
                    UNDERWRITER                                             OF SHARES
                    -----------                                             ---------
        Prudential Securities Incorporated................................
        Oppenheimer & Co., Inc............................................

                                                                            ---------
                  Total...................................................  2,500,000
                                                                            =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through their Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may
allow to selected dealers a concession of $          per share; and that such
dealers may reallow a concession of $          per share to certain other
dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,500,000.

     The Company has agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, its officers and directors and certain stockholders, certain holders of outstanding options and warrants to purchase Common Stock and certain holders of Convertible Subordinated Notes owning or holding options or warrants or conversion rights for, an aggregate of 4,262,292 shares of Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable therefor or other capital stock of the Company or any right to purchase or acquire shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters.

     Prudential Securities Incorporated is an affiliate of Prudential Securities Realty Funding Corporation, the warehouse facility lender under the $100.0 million Prudential Facility and the $5.5 million Prudential Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Warehouse Facilities." In the event that the Company is unable to obtain permanent financing for the amounts outstanding under these warehouse facilities, which totaled $22.9 million at May 31, 1995, a portion of the proceeds of the Offering may be used to repay amounts outstanding under these warehouse facilities. See "Use of Proceeds" and Note 7 to the Company's Consolidated Financial Statements located elsewhere in the Prospectus.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Rogers & Wells, New York, New York. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher, New York, New York.

                                    EXPERTS

     The financial statements as of June 30, 1993 and 1994 and for each of the three years in the period ended June 30, 1994 included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           DVI, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Independent Auditors' Report.........................................................    F-2
Consolidated Balance Sheets..........................................................    F-4
Consolidated Statements of Operations................................................    F-6
Consolidated Statements of Shareholders' Equity......................................    F-7
Consolidated Statements of Cash Flows................................................    F-8
Notes to Consolidated Financial Statements...........................................   F-11

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
DVI, Inc. and Subsidiaries
Irvine, California

     We have audited the accompanying consolidated balance sheets of DVI, Inc. and its Subsidiaries (the "Company") as of June 30, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1994. Our audits also included the financial statement schedules listed in the Index at Item 16(b). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DVI, Inc. and its Subsidiaries as of June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, California
October 3, 1994

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                           DVI, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             JUNE 30,
                                                   -----------------------------      MARCH 31,
                                                       1993             1994             1995
                                                   ------------     ------------     ------------
                                                                                     (UNAUDITED)
                                             ASSETS

CASH AND CASH EQUIVALENTS (Note 2)...............  $  2,199,208     $  1,713,769     $  4,566,595
                                                   ------------     ------------     ------------
RESTRICTED CASH AND CASH EQUIVALENTS (Note 4)....     6,825,485       13,064,814       49,818,082
                                                   ------------     ------------     ------------
INVESTMENT IN DIRECT FINANCING LEASES AND NOTES
  SECURED BY EQUIPMENT (Notes 2, 5, 6, 12 and
  16):
  Receivable in installments (net of allowance
     for losses of $1,210,125 (1993), $2,497,916
     (1994), and $3,067,032 (March 31, 1995))....   106,046,337      250,854,526      413,319,616
  Receivable in installments -- related parties
     (Note 12)...................................    19,285,865       16,427,684        4,340,188
  Residual valuation.............................     6,205,621        3,730,592        3,868,260
  Unearned income................................   (24,562,613)     (47,643,772)     (71,681,240)
                                                   ------------     ------------     ------------
  Net investment in direct financing leases and
     notes secured by equipment..................   106,975,210      223,369,030      349,846,824
                                                   ------------     ------------     ------------
OTHER RECEIVABLES (Note 2):
  From sale of leases and notes secured by
     equipment...................................     2,860,329          911,585          113,143
  Patient service accounts receivable............     3,258,270        3,667,123        1,588,366
  Notes collateralized by medical receivables....     2,565,451        6,006,600       14,036,369
                                                   ------------     ------------     ------------
     Total other receivables.....................     8,684,050       10,585,308       15,737,878
                                                   ------------     ------------     ------------
EQUIPMENT ON OPERATING LEASES (Notes 2 and 5)
  (net of accumulated depreciation of $1,515,344
  (1993), $1,163,591 (1994), and 1,407,741 (March
  31, 1995)).....................................     6,759,629        2,893,683        3,636,905
                                                   ------------     ------------     ------------
FURNITURE AND FIXTURES (Note 2) (net of
  accumulated depreciation of $513,600 (1993),
  $525,032 (1994), and $646,250 (March 31,
  1995)).........................................     1,579,241          817,135          755,823
                                                   ------------     ------------     ------------
INVESTMENTS IN AND ADVANCES TO INVESTEES (Notes 2
  and 6).........................................     5,578,500        4,646,382        5,825,695
                                                   ------------     ------------     ------------
GOODWILL, NET (Notes 2 and 15)...................     1,956,239        2,024,253        1,900,000
                                                   ------------     ------------     ------------
OTHER ASSETS (Note 2)............................     6,603,606        6,834,972        2,759,222
                                                   ------------     ------------     ------------
TOTAL ASSETS.....................................  $147,161,168     $265,949,346     $434,847,024
                                                   ============     ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           DVI, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             JUNE 30,
                                                   -----------------------------      MARCH 31,
                                                       1993             1994             1995
                                                   ------------     ------------     ------------
                                                                                     (UNAUDITED)
                              LIABILITIES AND SHAREHOLDERS' EQUITY

ACCOUNTS PAYABLE.................................  $  6,785,683     $ 23,861,905     $  5,783,720
                                                   ------------     ------------     ------------
OTHER ACCRUED EXPENSES...........................     4,181,190        8,215,021        7,268,806
                                                   ------------     ------------     ------------
SHORT-TERM BORROWINGS (Notes 7 and 12)...........    45,221,225       34,586,373      147,969,332
                                                   ------------     ------------     ------------
DEFERRED INCOME TAXES (Notes 2 and 9)............     4,481,289        2,329,205        3,435,267
                                                   ------------     ------------     ------------
LONG-TERM DEBT:
  Notes payable to bank..........................       136,070
  Discounted receivables (primarily limited
    recourse)
    (Notes 5, 8 and 16)..........................    51,691,297      148,851,584      218,877,882
  Convertible subordinated notes (Notes 8, 10 and
    12)..........................................                     14,112,000       13,741,981
                                                   ------------     ------------     ------------
    Total long-term debt, net....................    51,827,367      162,963,584      232,619,863
                                                   ------------     ------------     ------------

        TOTAL LIABILITIES........................   112,496,754      231,956,088      397,076,988
                                                   ------------     ------------     ------------
COMMITMENTS AND CONTINGENCIES
  (Notes 13 and 15)
SHAREHOLDERS' EQUITY (Notes 10, 11 and 15):
  Preferred Stock, $10.00 par value; authorized,
     100,000 shares; no shares issued
  Common Stock, $.005 par value; authorized
    13,000,000 shares, outstanding, 6,530,295
    shares (1993), 6,567,295 shares (1994) and
    6,711,180 shares (March 31, 1995)............        32,652           32,836           33,556
  Additional capital.............................    27,941,466       28,155,502       29,276,502
  Retained earnings..............................     6,690,296        5,804,920        8,459,978
                                                   ------------     ------------     ------------

    TOTAL SHAREHOLDERS' EQUITY...................    34,664,414       33,993,258       37,770,036
                                                   ------------     ------------     ------------
     TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY....................................  $147,161,168     $265,949,346     $434,847,024
                                                   ============     ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           DVI, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                   NINE MONTHS ENDED
                                                          YEAR ENDED JUNE 30,                          MARCH 31,
                                              -------------------------------------------     ---------------------------
                                                 1992            1993            1994            1994            1995
                                              -----------     -----------     -----------     -----------     -----------
                                                                                                      (UNAUDITED)
Finance and Other Income (Note 2)
  Amortization of finance income............  $10,130,255     $10,826,020     $18,264,742     $12,272,052     $23,844,476
  Receivables financing income..............      552,873       1,295,514       1,461,677       1,011,993         326,878
  Net operating lease income................    1,146,471       1,447,264         359,353         272,137        (274,121)
  Gain on sale of financing transactions,
    net.....................................    2,196,547       1,103,528         302,053         245,862       1,430,083
  Other income..............................      709,590         526,226         523,314         561,188       1,018,036
                                              -----------     -----------     -----------     -----------     -----------
  Finance and Other Income..................   14,735,736      15,198,552      20,911,139      14,363,232      26,345,352
  Interest expense..........................    5,988,802       5,004,744       8,832,836       5,900,105      15,449,513
                                              -----------     -----------     -----------     -----------     -----------
Margins Earned..............................    8,746,934      10,193,808      12,078,303       8,463,127      10,895,839
  Selling, general and administrative
    expense.................................    3,832,384       5,734,981       7,765,112       5,591,226       6,318,154
                                              -----------     -----------     -----------     -----------     -----------
Earnings from Continuing Operations Before
  Provision for Income Taxes, Equity in Net
  Earnings (Loss) of Investees and
  Discontinued Operations...................    4,914,550       4,458,827       4,313,191       2,871,901       4,577,685
    Provision for Income Taxes (Notes 2 and
      9)....................................    2,014,965       1,828,118       1,811,540       1,206,221       1,922,627
                                              -----------     -----------     -----------     -----------     -----------
Earnings from Continuing Operations Before
  Equity in Net Earnings (Loss) of Investees
  and Discontinued Operations...............    2,899,585       2,630,709       2,501,651       1,665,680       2,655,058
Equity in Net Earnings (Loss) of
  Investees.................................      153,314         (50,547)       (242,150)       (242,150)
                                              -----------     -----------     -----------     -----------     -----------
Earnings from Continuing Operations.........    3,052,899       2,580,162       2,259,501
  Discontinued Operations (Note 3):
  Loss from discontinued operations net of
    tax
    of $301,760 (1992), $1,064,529 (1993),
    and $51,000 (1994)......................      345,743       1,497,398          74,000
  Loss on disposal of discontinued
    operations, net of tax of $295,200
    (1993) and $2,212,536 (1994)............                      424,800       3,070,877
                                              -----------     -----------     -----------
  Loss from Discontinued Operations.........      345,743       1,922,198       3,144,877
                                              -----------     -----------     -----------
Net Earnings (Loss).........................  $ 2,707,156     $   657,964     $  (885,376)    $ 1,423,530     $ 2,655,058
                                              ===========     ===========     ===========     ===========     ===========
Net Earnings (Loss) Per Common and Common
  Equivalent Share (Note 2):
    From Continuing Operations..............  $      0.57     $      0.39     $      0.34
    From Discontinued Operations............        (0.06)          (0.29)          (0.47)
                                              -----------     -----------     -----------
Net Earnings (Loss) Per Share...............  $      0.51     $      0.10     $     (0.13)    $       .21     $       .39
                                              ===========     ===========     ===========     ===========     ===========
Weighted Average Number of Common and Common
  Equivalent Shares Outstanding
  (Note 2)..................................    5,353,000       6,601,000       6,717,000       6,716,000       6,870,000

  The accompanying notes are an integral part of these consolidated financial statements.

                           DVI, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   COMMON STOCK
                                     $.005 PAR                                               TOTAL
                               ---------------------      ADDITIONAL       RETAINED      SHAREHOLDERS'
                                SHARES       AMOUNT        CAPITAL         EARNINGS         EQUITY
                               ---------     -------     ------------     ----------     -------------
BALANCE AT JULY 1, 1991......  4,986,423     $24,932      $12,762,695     $3,325,176       $16,112,803
  Issuance of common stock
     upon exercise of stock
     options.................     18,705          94           57,554                           57,648
  Increase as a result of
     subsidiary's sale of
     stock, net of income
     taxes...................                               1,210,958                        1,210,958
  Income tax benefit arising
     from the exercise of
     nonstatutory stock
     options and disposition
     of common stock acquired
     by option...............                                 144,998                          144,998
  Issuance of common stock...  1,525,000       7,625       13,764,729                       13,772,354
  Net earnings...............                                              2,707,156         2,707,156
                               ---------     -------      -----------     ----------       -----------
BALANCE AT JUNE 30, 1992.....  6,530,128      32,651       27,940,934      6,032,332        34,005,917
  Issuance of common stock
     upon exercise of stock
     options.................        167           1              532                              533
  Net earnings...............                                                657,964           657,964
                               ---------     -------      -----------     ----------       -----------
BALANCE AT JUNE 30, 1993.....  6,530,295      32,652       27,941,466      6,690,296        34,664,414
  Issuance of common stock
     upon exercise of stock
     options.................     37,000         184          214,036                          214,220
  Net loss...................                                               (885,376)         (885,376)
                               ---------     -------      -----------     ----------       -----------
BALANCE AT JUNE 30, 1994.....  6,567,295      32,836       28,155,502      5,804,920        33,993,258
  Issuance of common stock
     upon (unaudited):
     Exercise of stock
       options...............     96,716         484          621,236                          621,720
     Conversion of
       subordinate notes.....     47,169         236          499,764                          500,000
  Net earnings (unaudited)...                                              2,655,058         2,655,058
                               ---------     -------      -----------     ----------       -----------
BALANCE AT MARCH 31, 1995
  (unaudited)................  6,711,180     $33,556      $29,276,502     $8,459,978       $37,770,036
                               =========     =======      ===========     ==========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                           DVI, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 NINE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                             MARCH 31,
                                       -----------------------------------------------     ------------------------------
                                           1992             1993             1994              1994             1995
                                       ------------     ------------     -------------     ------------     -------------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)................  $  2,707,156     $    657,964     $    (885,376)    $  1,423,530     $   2,655,058
                                       ------------     ------------     -------------     ------------     -------------
  Adjustments to reconcile net (loss)
    earnings to net cash provided by
    (used in) operating activities:
    Equity in net loss (earnings) of
      investees......................      (244,053)          16,780           242,150          242,729
    Gain on sale of common stock of
      investee.......................      (135,942)
    Minority interest in
      subsidiaries...................       (61,827)        (132,404)
    Depreciation and amortization....     3,600,621        4,515,108         1,902,873        2,347,894         4,506,319
    Additions to allowance accounts,
      net............................       897,085        1,153,585           979,210          290,303           592,027
    Deferred income taxes............     1,359,726          228,923        (2,152,084)         581,490         1,106,062
    Provision for discontinued
      operations.....................                        720,000         1,865,500
    Loss on disposition of assets....                                        3,542,913
    Changes in assets and liabilities
      (net of effects from purchase
      of acquired entities):
    (Increases) decreases in:
      Restricted cash................       526,568       (2,821,330)       (6,239,329)      (4,707,798)      (36,753,268)
      Accounts receivable............    (2,584,661)      (4,016,448)       (4,489,680)      (1,313,554)       (5,815,581)
      Receivables from sale of leases
         and notes secured by
         equipment...................     1,220,731        1,212,300         1,948,744        2,860,327           798,442
      Other assets...................     2,155,368       (4,207,045)         (679,089)      (6,567,691)        4,075,750
    Increases (decreases) in:
      Accounts payable...............       178,729         (475,490)       16,531,725       26,607,419       (18,078,185)
      Other accrued expenses.........     1,513,983          116,464           409,889         (107,584)         (946,215)
                                       ------------     ------------     -------------     ------------     -------------
    Total adjustments................     8,426,328       (3,689,557)       13,862,822       20,233,535       (50,514,649)
                                       ------------     ------------     -------------     ------------     -------------
  Net cash provided by (used in)
    operating activities.............    11,133,484       (3,031,593)       12,977,446       21,657,065       (47,859,591)
                                       ------------     ------------     -------------     ------------     -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cost of equipment acquired.........   (41,396,620)     (62,633,598)     (149,027,781)    (115,531,546)     (234,302,578)
  Receipts in excess of amounts
    included in income...............    22,829,899       28,288,380        34,263,640       24,084,574       101,217,862
  Furniture and fixtures additions...      (329,317)      (1,095,433)           17,606         (611,673)         (233,842)
  Investments in common and preferred
    stock of investees...............    (1,230,000)      (1,399,614)          149,998
  Amounts received from minority
    partners.........................       140,000          116,944
  Payment for purchase of acquired
    entities.........................    (2,017,055)      (1,435,720)
  Cash proceeds from sale of
    assets...........................                                          125,000
  Cash received from sale of common
    and preferred stock of
    investee.........................       675,942                            540,000          540,000
                                       ------------     ------------     -------------     ------------     -------------
  Net cash used in investing
    activities.......................   (21,327,151)     (38,159,041)     (113,931,537)     (91,518,645)     (133,318,558)
                                       ------------     ------------     -------------     ------------     -------------

                                  (Continued)

                           DVI, INC. AND SUBSIDIARIES

                                                                                                 NINE MONTHS ENDED
                                                     YEAR ENDED JUNE 30,                             MARCH 31,
                                       -----------------------------------------------     ------------------------------
                                           1992             1993             1994              1994             1995
                                       ------------     ------------     -------------     ------------     -------------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock...........  $ 13,772,354
  Exercise of stock rights, options,
    warrants and sale of units.......        57,648     $        533     $     214,220     $     45,807     $     621,720
  Borrowings:
    Short-term.......................    31,141,333       58,076,360       216,113,152      119,858,228       398,353,650
    Long-term, net of capitalized
      costs..........................      (283,517)      44,534,864       146,855,283       79,222,143       110,242,362
  Repayments:
    Short-term.......................   (21,945,410)     (44,204,047)     (226,748,005)    (109,177,697)     (284,970,695)
    Long-term........................   (12,092,871)     (17,554,080)      (35,965,998)     (20,963,729)      (40,216,062)
                                       ------------     ------------     -------------     ------------     -------------
  Net cash provided by financing
    activities.......................    10,649,537       40,853,630       100,468,652       68,984,752       184,030,975
                                       ------------     ------------     -------------     ------------     -------------
NET (DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS...................       455,870         (337,004)         (485,439)        (876,828)        2,852,826
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR............................     2,080,342        2,536,212         2,199,208        2,199,208         1,713,769
                                       ------------     ------------     -------------     ------------     -------------
CASH AND CASH EQUIVALENTS, END OF
  YEAR...............................  $  2,536,212     $  2,199,208     $   1,713,769     $  1,322,380     $   4,566,595
                                       ============     ============     =============     ============     =============
Cash paid during the year for:
  Interest...........................  $  5,872,146     $  5,137,310     $   5,579,168     $  5,586,445     $  14,532,341
                                       ============     ============     =============     ============     =============
  Income taxes.......................  $     34,229     $  1,087,436     $     551,848     $    551,848     $   1,129,755
                                       ============     ============     =============     ============     =============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  TRANSACTIONS:
Assets acquired and liabilities
  assumed in connection with business
  acquisition
  Fair value of net assets
    acquired.........................  $  2,278,056     $  1,906,008     $   2,000,000
                                       ============     ============     =============
  Liabilities assumed................  $    261,001     $    470,288
                                       ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

     During the year ended June 30, 1994, the following non-cash transactions occurred in conjunction with the disposal of the Company's healthcare segment (see Note 3):

    Net assets sold or written off:
      Furniture and fixtures.................................................  $  733,065
      Equipment on operating leases..........................................   2,615,011
      Receivables............................................................   1,106,664
      Other assets, net......................................................     686,842
                                                                               ----------
                                                                               $5,141,582
                                                                               ----------
    Liabilities assumed by Company:
      Accounts payable.......................................................  $  544,500
      Accrued liabilities....................................................   1,758,442
                                                                               ----------
                                                                                2,302,942
                                                                               ----------
    Less proceeds:
      Cash...................................................................     125,000
      Notes receivable.......................................................   3,776,611
                                                                               ----------
                                                                                3,901,611
                                                                               ----------
    Loss on disposal of assets...............................................  $3,542,913
                                                                               ==========

     See Note 6 for discussion of additional noncash transactions.

  The accompanying notes are an integral part of these consolidated financial statements.

                           DVI, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Insofar as these consolidated financial statements and notes relate to information at March 31, 1995 and for the nine-month periods ended March 31, 1994 and 1995, they are unaudited. In the opinion of management, such unaudited consolidated financial statements and notes thereto reflect all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of consolidated financial position, results of operations and cash flows for such periods. The consolidated financial position at March 31, 1995 and consolidated results of operations for the nine months ended are not necessarily indicative of the consolidated financial position that may be expected at June 30, 1995 or consolidated results of operations that may be expected for the year ending June 30, 1995.

NOTE 1. GENERAL

     DVI, Inc. (the "Company" or "DVI") is engaged in the business of providing equipment financing and related services for users of diagnostic imaging, radiation therapy and other medical technologies. The Company's customer base consists principally of outpatient healthcare providers, physician groups and hospitals. By the terms of the underlying financing contracts, the Company's customers are generally considered in default if payment on a contract has not been received. Equipment under direct financing leases and notes secured by equipment serve as collateral for unpaid contract payments. Receivables under medical receivables financing transaction serve as collateral for unpaid contract payments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consolidation Policy -- The consolidated financial statements include the accounts of DVI and its majority and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Cash Equivalents -- Cash equivalents include highly liquid securities with original maturities of 90 days or less.

     Investment in Direct Financing Leases and Notes Secured by Equipment -- At contract commencement, the Company records the gross contract receivable, initial direct costs, estimated residual value of the financed equipment, if any, and unearned income. At June 30, 1994 and 1993, unamortized initial direct costs amounted to $5,444,135 and $3,548,361, respectively. Initial direct costs are amortized over the life of the contract on the interest method which reflects a constant effective yield.

     Receivables from Sale of Leases and Notes Secured by Equipment -- The receivables from sale of leases and notes secured by equipment primarily relate to the sale of financing transactions which were complete as of the end of the respective period.

     Patient service accounts receivable -- Patient service accounts receivable relate to billings for services performed by the Company's discontinued healthcare segment of its business (See Note 3). The receivables have been stated at their estimated net realizable value at June 30, 1994 and 1993.

     Notes collateralized by medical receivables -- Notes collateralized by medical receivables consist of receivables purchased from unrelated entities
(1993) and notes receivable resulting from working capital and other loans made to entities in the healthcare industry (1994). The purchased receivables are stated at the lower of the Company's cost or the estimated collectible value. The notes receivable are stated at the original issuance amount net of reserves for uncollectible amounts.

     Equipment on Operating Leases -- Leases which do not meet the criteria for direct financing leases are accounted for as operating leases. Equipment on operating lease are recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Rental income is recorded monthly on a straight-line basis. Initial direct costs directly associated with operating leases are deferred and amortized over the lease term on a straight-line basis.

                           DVI, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Furniture and Fixtures -- Furniture and fixtures are stated at cost less accumulated depreciation and are depreciated using the straight-line method over their estimated useful lives (generally five years).

     Investments in and Advances to Investees -- The investments in and advances to investees consist of common and nonvoting preferred equity interests in unconsolidated subsidiaries. Prior to fiscal 1994, the Company accounted for its investments in the common stock of these subsidiaries using the equity method of accounting. Subsequent to fiscal 1993, when the Company no longer exerted significant influence over two of the investees, the Company began accounting for these two investees utilizing the cost method. The Company's common stock investment in the remaining investee is accounted for under the equity method. The investment in the investees accounted for under the cost method are classified as held for sale and are stated at fair value. The investment in the common and preferred stock of the remaining entity has been classified as held for investment because the Company does not intend to dispose of its interest in the near-term. The investment in the common stock of the remaining investee has been written down to zero to reflect the Company's cumulative share of equity losses in the investee. The investment in the preferred stock has been recorded at the lower of cost or estimated market value (See Note 6).

     Goodwill -- Goodwill at June 30, 1994 represents the estimated excess contingent purchase price over the net tangible assets stemming from the acquisition of Medical Equipment Finance Corporation ("MEF Corp."). (See Note 15.) Goodwill at June 30, 1993 represents the excess of the purchase price over the fair value of the net assets acquired in conjunction with the Company's healthcare segment. Goodwill relating to the acquisition of MEF Corp. is being amortized over a fifteen year period. Goodwill relating to the healthcare segment was written off during fiscal 1994 in conjunction with the change in estimate of the loss on discontinued operations (See Note 3). The Company evaluates the recoverability of its goodwill separately for each applicable business acquisition at each balance sheet date . The recoverability of goodwill is determined by comparing the carrying value of the goodwill to the estimated operating income of the related entity on an undiscounted cash flow basis. Should the carrying value of the goodwill exceed the estimated operating income for the expected period of benefit, an impairment for the excess is recorded at that time.

     Other assets -- Other assets consists primarily of equipment held for sale or release and is stated at the lower of cost or its estimated market value.

     Debt Issuance Costs -- Debt issuance costs related to securitizations and convertible subordinated notes are offset against the related debt and are being amortized over the life of the notes using the interest method.

     Amortization of finance income -- Amortization of finance income primarily consists of the amortization of unearned income which is recognized over the term of the contract on the interest method so as to approximate a level rate of return of the net investment. It also includes servicing fees earned for billing and collecting services related to the assets securitizations (See Note 8) and a gain on sale of residual interests of $799,661 during the fiscal year ended June 30, 1994.

     Receivables Financing Income -- Receivables financing income is primarily related to interest earned and fee income on notes collateralized by medical receivables; income generated from receivable purchases; and income from billing/collecting activities which the Company has curtailed. Interest income on loans is recognized as earned. Income from medical receivable purchases is recognized ratably as collections are made. Income from billing/collecting activities is recognized as services are performed.

     Gain on Sale of Financing Transactions -- Gains arising from the sale of direct financing leases and investments in notes secured by equipment occur when the Company obtains permanent funding through the whole loan sale of a transaction to a third party. Subsequent to a sale, the Company has no remaining interest in the transaction or equipment and no obligation to indemnify the purchaser in the event of a default on the transaction by the obligor, except when the sale agreement provides for limited recourse in which the

                           DVI, INC. AND SUBSIDIARIES

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company guarantees reimbursement under the agreement up to a specific maximum, which maximum is of nominal value. Consequently, in the event of default by the obligor, the lender would exercise its rights under the lien with no further recourse against the Company, notwithstanding any facts or circumstances that might promulgate the lender's assertion under representations and warranties made by the Company.

     Taxes on Income -- The Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes, in July 1992. The effect of the adoption of this change in accounting principle was not significant to the accompanying consolidated financial statements (See Note 9).

     Deferred taxes on income result from temporary differences between the reporting of income for financial statement and tax reporting purposes. Such differences arise principally in lease transactions in which the operating lease method of accounting is used for tax purposes and the financing lease method, as described above, is used for financial statement purposes. Under the operating lease method, leased equipment is recorded at cost and depreciated over the useful life of the equipment and lease payments are recorded as revenue when earned.

     Net Earnings (Loss) Per Common and Common Equivalent Share -- The net earnings (loss) per common and common equivalent share are calculated using the weighted average number of common and common equivalent shares outstanding, except where antidilutive. For earnings from continuing operations in 1994 and net earnings in 1993 and 1992, common equivalent shares include shares issuable upon the exercise of stock options, rights and warrants less the number of shares assumed purchased with the proceeds available from the assumed exercise of the options, rights and warrants. Common equivalent shares have been excluded from the computation of net loss per common share in 1994, because their effect would be antidilutive. The proforma net earnings per share for the year ended June 30, 1992 and the nine months ended March 31, 1995, assuming that the net proceeds of $13,772,354 and $26,865,078, respectively, from the Company's offering and proposed offering of its common stock were used to repay existing short-term debt under the Company's principal revolving credit facilities at the beginning of that period, is $.50 and $.40, respectively, per share.

     Recent Accounting Development -- The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" as of July 1, 1994. The impact of the adoption did not have a material impact on the Company's operations.

     Reclassifications -- Certain amounts as previously reported have been reclassified to conform to the year ended June 30, 1994 presentation.

NOTE 3. DISCONTINUED OPERATIONS

     On June 30, 1993, the Company formally adopted a plan to divest substantially all of its healthcare operations.

     The following table presents net revenues, losses and selected balance sheet information relating to the healthcare operations segment as of, and for the years ended, June 30, 1992, 1993 and 1994.

                                                            1992           1993           1994
                                                         ----------     ----------     ----------
Net service income.....................................  $3,007,849      6,455,932     $6,095,397
Loss from discontinued operations, net of tax of
  $301,760 (1992), $1,064,529 (1993) and $51,000
  (1994)...............................................     345,743      1,497,398         74,000
Loss on disposal of discontinued operations, net of tax
  $295,200 (1993) and $2,212,536 (1994)................                    424,800      3,070,877
Net assets.............................................   2,943,897      7,589,025      1,300,000

                           DVI, INC. AND SUBSIDIARIES

NOTE 3. DISCONTINUED OPERATIONS (CONTINUED)

     In June 1993, the Company adopted a formal plan to discontinue its DVI Healthcare Operations segment consisting of seven outpatient healthcare facilities which it operated or managed on a direct basis and one facility which was in the developmental stage and not yet in operation. At June 30, 1993 the Company established a reserve for the divestiture of the operations and recorded a loss on discontinued operations and disposal of discontinued operations of $1.9 million net of tax. This estimate was based on certain assumptions as to the likely timing of the divestitures, the estimated proceeds to be received upon the sale of certain of the facilities and the financial results of those operations pending divestiture. These operations have been reflected as discontinued operations in the Company's financial statements at June 30, 1992, 1993 and 1994. The pretax loss from discontinued operations of $3.3 million at June 30, 1993 was comprised of $2.6 million relating to actual and estimated losses from operations of this segment through the date of disposition and approximately $700,000 relating to estimated losses to be incurred upon the disposition of the segment's net assets.

     At June 30, 1994, the Company had disposed or entered into definitive agreements to sell five of these outpatient healthcare facilities and had written off the investment and assets of the remaining two. In connection with the disposal of these facilities, the Company retained certain assets and liabilities of these facilities, primarily accounts receivable and accounts payable. The change in estimate reflects the complete disposal or write-off of the discontinued operations segment.

NOTE 4. RESTRICTED CASH AND CASH EQUIVALENTS

     Restricted cash and cash equivalents consist of cash and certificates of deposit maintained by the Company which are pledged as collateral for certain limited recourse borrowings related to direct financing leases, notes secured by equipment and operating leases.

NOTE 5. INVESTMENT IN DIRECT FINANCING LEASES AND NOTES
        SECURED BY EQUIPMENT AND EQUIPMENT ON OPERATING LEASES

     Receivables in installments are receivable in monthly installments of varying amounts and are collateralized by the underlying equipment. Receivables from operating leases relate to noncancellable operating leases and are receivable in monthly installments of varying amounts. Information regarding scheduled collections for direct financing leases, notes secured by equipment and operating leases are as follows:

                                                              DIRECT FINANCING LEASES
                                                                 AND NOTES SECURED        OPERATING
                    YEAR ENDING JUNE 30,                           BY EQUIPMENT             LEASES
                    --------------------                      -----------------------     ---------
1995........................................................        $ 75,248,978          $  462,004
1996........................................................          62,880,283             412,009
1997........................................................          54,643,515             304,034
1998........................................................          44,002,771              82,500
1999........................................................          27,108,828
Thereafter..................................................           5,895,751
                                                                    ------------          ----------
                                                                     269,780,126           1,260,547
Residual valuation..........................................           3,730,592
                                                                    ------------          ----------
Total.......................................................        $273,510,718           1,260,547
                                                                    ============          ==========

     Residual valuation represents the estimated amount to be received at contract termination from the disposition of equipment financed under direct financing leases and notes secured by equipment. Amounts to be realized at contract termination depend on the fair market value of the related equipment and may vary

                           DVI, INC. AND SUBSIDIARIES

NOTE 5. INVESTMENT IN DIRECT FINANCING LEASES AND NOTES SECURED BY EQUIPMENT AND EQUIPMENT ON OPERATING LEASES
from the recorded estimate. Residual values are reviewed on an annual basis to determine if the equipment's fair market value is below its recorded value.

     At June 30, 1994, direct financing lease receivables amounting to $192,382,867 are assigned as collateral for the long-term debt (See Note 8).

NOTE 6. INVESTMENTS IN AND ADVANCES TO INVESTEES

     At June 30, 1994, the Company held investments in three entities, SMT Health Services, Inc. ("SMT"), Healthcare Imaging Services, Inc. ("HIS") and IPS Health Care, Inc. ("IPS") totalling approximately 15%, 18% and 22%, respectively, of the outstanding common stock of each entity. In September 1994, IPS merged with Diagnostic Imaging Services, which reduced the Company's common stock ownership from approximately 22% to 10%. At this time, the Company began accounting for its investment in IPS on a cost basis.

     The investments in these entities originally consisted of investments in nonvoting, convertible preferred stock and voting common stock. Subsequent to the Company's investment in SMT and HIS, those entities issued and sold shares of their common stock in public offerings. As a result of these public offerings, the Company increased the basis of its investment in these entities to reflect the public offering price (See Note 2). During fiscal 1991, the Company converted its preferred stock of HIS to common stock and then sold the common stock in the open market for a gain of $135,942. During fiscal 1994, the Company sold its preferred stock in SMT for $540,000 at no gain or loss. After giving effect to the above transactions and the equity in the earnings (losses) of the investees recorded by the Company, the Company's remaining interest in SMT and HIS represents investments in common stock totalling $2.2 million. The Company's investments in common stock of all of these unconsolidated entities have historically been accounted for using the equity method of accounting because the Company maintained significant influence over the investees.

     As a part of the Company's overall strategy to operate exclusively as a financial services company, the Company initiated a process to divest of its interests in these investees. As a part of this process, during each of the three months ended December 31, 1993 and March 31, 1994, the Company completed a series of steps which significantly diminished its influence over SMT and HIS, respectively. These steps included, among other things, arrangements with both SMT and HIS to have all existing financing transactions between DVI and the related entity refinanced through third party lenders and relinquishment by DVI of its first right of refusal to finance all future equipment purchases made by the entities. The Company also agreed that, upon completion of the refinancings, it would relinquish its representation on the respective investees' Boards of Directors and sell the common shares it owns in each investee. Finally, during the refinancing process, DVI agreed to vote its common shares consistent with each of the investee's management. As a result of the Company's significant decline in influence over HIS and SMT, the Company's investments in those entities have been accounted for on a cost basis since January 1, 1994 for SMT and April 1, 1994 for HIS. Had the Company continued to account for these investees on the equity method, the net loss for the year ended June 30, 1994 would have increased by $236,000, before offsetting any losses due to mark to market adjustments. Prior to these dates, the Company accounted for its investments in HIS and SMT under the equity method due to factors that existed which the Company believes yielded it significant influence on the operating and financial policies of these investees. These factors included the Company providing a significant portion of the investees' equipment financing, the Company's right of first refusal to finance all the investees' equipment purchases and the Company's representation on the investee's Board of Directors allowing it voting power relating to mergers, major dispositions of assets and liquidations. The Company's investment in the equity of the common stock of IPS continued to be accounted for under the equity method until September 1994 when the Company's ownership of IPS declined to approximately 10% and its influence over IPS declined significantly. Subsequent to the merger of IPS and DIS, the Company will use the cost method to

                           DVI, INC. AND SUBSIDIARIES

NOTE 6. INVESTMENTS IN AND ADVANCES TO INVESTEES (CONTINUED) account for its investment in DIS. Any impairment in the value of these investments is recorded at the time of reduction.

     Subsequent to the Company's initial investment in IPS, the Company made additional investments in common and preferred stock of IPS, financed various leasing transactions for MRI and other equipment and entered into several restructuring agreements with IPS as follows.

     In August 1992, due to severe cash flow difficulties experienced by IPS, the Company restructured certain debt of IPS. The restructuring of debt included, among other things, the reduction of interest rates on four transactions, extension of payment terms on certain direct finance lease receivables, the transfer of direct patient billing and collection process to a wholly owned subsidiary of the Company, the issuance of a working capital line of credit to IPS, an agreement for IPS to provide consulting services to DVI, and the appointment of two of the Officers of the Company to IPS's Board of Directors. At the same time, the Company acquired 730,768 shares of restricted IPS common stock from persons affiliated with the Company in exchange for $137,019 which represented the fair value of the common stock as agreed to by the parties.

     In September 1992, one of the Company's wholly owned subsidiaries acquired 700,000, 725,000 and 420,000 shares of IPS's Series B, C and D of convertible preferred stock, respectively for $1.00 per share. On November 12, 1992, an additional 637,000 shares of Series E convertible preferred stock were acquired from IPS for $1.00 per share. The preferred stock, with an aggregate value of $2,482,000, was issued in exchange for cash of $1.12 million, exchange of debt of $725,000 and imaging equipment valued at $637,000.

     In September 1994, following the completion of a merger agreement between IPS and Diagnostic Imaging Services, Inc., an unaffiliated entity, the Company entered into an Agreement for the Exchange of Stock and Assets. The agreement provided for the exchange of all the then outstanding preferred stock of IPS owned by DVI for a new series of preferred stock (Series F). The agreement also provided for the exchange of certain debt with a carrying value of $4 million, assumption by DVI of certain assets and liabilities of IPS valued at approximately $164,000, the return of certain equipment under leases with IPS to DVI valued at approximately $2,164,000 and the issuance of Series G preferred stock of IPS valued at $2,000,000. The Company did not record a gain or loss on any of the restructuring transactions.

     The Series F and G Preferred Stock have liquidation preferences at $1.00 per share, are redeemable at the option of IPS at $1.00 per share plus accrued dividends, are convertible into common stock of IPS at $2.42 per share for Series F and $1.00 per share for Series G, and are entitled to annual cumulative dividends ranging from $.05 per share to $.10 per share. In addition, the majority shareholder of IPS has the right to repurchase the Series F and G preferred stock at $4,482,000 through September 2001.

NOTE 7. SHORT-TERM BANK BORROWINGS

     At October 3, 1994, the Company had available to it an aggregate of $162.5 million in interim funding facilities. The Company's primary credit facility, pursuant to a revolving credit agreement with a syndicate of banks (the "Bank Revolving Credit Agreement"), provides for the borrowing of up to $79.0 million. Borrowings under this facility bear interest at the Company's option at either a variable rate equal to 25 basis points over the prime rate established by National Westminster Bank USA or a fixed rate equal to 200 basis points over a 30-, 60- or 90-day LIBOR rate. The Revolving Credit Agreement was renewable annually at the bank syndicate's discretion. The credit agreement also provides that if the banks elect not to renew the facility at the end of its stated term, then outstanding loans automatically convert to four-year amortizing term loans at slightly higher interest rates. The Company also has a $75.0 million interim funding facility with Prudential Securities Realty Funding Corporation (the "Prudential Facility"). This interim funding facility is available for certain transactions which are to be securitized under specified terms and bear interest at a fixed rate equal to 90 basis points over the 30 day LIBOR rate. The Company also has $8.5 million of additional interim

                           DVI, INC. AND SUBSIDIARIES

NOTE 7. SHORT-TERM BANK BORROWINGS (CONTINUED) funding facilities with other financial institutions. The Bank Revolving Credit Agreement prohibits the Company from paying dividends other than dividends payable solely in shares of the Company's common stock. Additionally, the Bank Revolving Credit Agreement limits borrowings to specified levels determined by ratios based on the Company's tangible net worth and, under certain circumstances to use specified percentages of internally generated funds to pay for equipment purchases. At June 30, 1994, an aggregate of approximately $34.6 million was outstanding under the Company's interim credit facilities and $97.9 million was available.

On March 28, 1995, the Bank Revolving Credit Agreement was amended and restated to provide the Company with $81.5 million in borrowing capacity (the "Amended and Restated Revolving Credit Agreement"). Borrowings under the Amended and Restated Revolving Credit Agreement bear interest at the Company's option at either a variable rate equal to up to 25 basis points over the prime rate established by NatWest Bank N.A. depending on the Company's leverage ratio from time to time as defined in the Amended and Restated Revolving Credit Agreement or a rate of interest that varies from 150 to 180 basis points over a 30-, 60- or 90-day LIBOR rate based on the Company's leverage ratio from time to time. The Prudential Facility, as amended (the "Amended Prudential Facility"), provides the Company with $100.0 million in warehouse funding. Borrowings under the Amended Prudential Facility bear interest at a rate equal to 75 basis points over the 30 day LIBOR rate. In March and April 1995, the Amended Prudential Facility was further amended to allow the Company to borrow up to $4.3 million in special advances (the "Special Advances"). The Special Advances bear interest at a variable rate equal to 150 basis points over the 30-day LIBOR until August 31, 1995. Borrowings under the Amended Prudential Facility, including the Special Advances, are secured by (i) certain equipment loans and the equipment financed thereunder, (ii) the Company's interest in the $9.0 million, 7.13% Asset-Backed Note, Series 1994-A, Class C of DVI Receivables Corp. and (iii) the Company's rights to receive funds from certain securitized equipment loans. The obligation of Prudential Securities Realty Funding Corporation to make advances under the Amended Prudential Facility, including the Special Advances, has been extended to August 31, 1995. Pursuant to this extension, all borrowings under the Amended Prudential Facility mature on August 31, 1995.

     On June 7, 1995 the Company entered into a second facility with Prudential Securities Realty Funding Corporation (the "$5.5 million Prudential Facility"), which provides the Company with $5.5 million in warehouse funding to make medical receivables loans to approved borrowers. Borrowings under the $5.5 million Prudential Facility bear interest at a variable rate equal to the prime rate established by Morgan Guaranty Trust Company of New York. The borrowings are secured by medical receivables loans originated by the Company and the underlying receivables. This facility matures on August 31, 1995.

     In addition, on February 2, 1995, the Company entered into a $75.0 million warehouse facility with ContiTrade Services Corporation, (as amended to date, the "Conti Facility"). The Conti Facility provides the Company with warehouse financing for certain equipment loans to be securitized or otherwise permanently funded through ContiTrade Services Corporation and bears interest at a rate equal to 150 basis points over 30-or 60-day LIBOR which is fixed as to the related funding period. Borrowings under the Conti Facility mature on June 30, 1995.

     At March 31, 1995, the Company had available an aggregate of $256.5 million in interim funding facilities, $108.5 of which was unused.

NOTE 8. LONG-TERM DEBT

     The discounted receivables are payable to financial institutions, relate to the discounting of direct financing lease obligations and notes secured by equipment primarily on a limited or nonrecourse basis, and are collateralized by the underlying equipment receivables (See Note 5).

                           DVI, INC. AND SUBSIDIARIES

NOTE 8. LONG-TERM DEBT (CONTINUED)
     Future annual maturities of discounted receivables, net of capitalized issuance costs of $2,586,379 are as follows.

    YEAR ENDING JUNE 30,
    --------------------
    1995.................................................................    $ 35,215,830
    1996.................................................................      36,206,157
    1997.................................................................      32,641,743
    1998.................................................................      26,478,346
    1999.................................................................      15,324,414
    Thereafter...........................................................       2,985,094
                                                                             ------------
      Total..............................................................    $148,851,584
                                                                             ============

     Of the total discounted receivables, $148.4 million has been permanently funded through three asset securitization which were initiated during fiscal years 1992 through 1994. Debt under these securitizations are limited recourse, bear interest at rates ranging between 5.34% to 7.67% and are serviced by the Company. The agreements require that the Company comply with certain servicing requirements as defined in the related securitization agreement, require limited collateral in the form of cash (See Note 4) or residual interests. Total collateral required under these arrangements amounted to $7.4 million at June 30, 1994.

     Under the Company's most recent asset securitization, permanent funding was secured for $75.7 million of financing transactions. Approximately $55.5 million was utilized for financing transactions completed as of June 30, 1994. The remaining $20.2 million was received subsequent to June 30, 1994, as the underlying financing agreements were originated.

     In June 1994, the Company completed a $14,112,000, net of issuance costs totalling $888,000, private placement of convertible subordinated notes. The Convertible Subordinated Notes are convertible into common shares at $10.60 per share at the discretion of the noteholders, bear interest at a rate of 9 1/8% payable in quarterly installments of interest only and mature in June 2002.

     During the nine months ended March 31, 1995, $500,000 of subordinated notes were converted into shares of the Company's common stock.

NOTE 9. INCOME TAXES

     The provision for income taxes is comprised of the following:

                                                                         JUNE 30,
                                                         ----------------------------------------
                                                            1992           1993           1994
                                                         ----------     ----------     ----------
Currently payable......................................  $  353,479     $  608,998     $2,623,340
Deferred...............................................   1,661,486      1,219,120       (811,800)
                                                         ----------     ----------     ----------
  Total................................................  $2,014,965     $1,828,118     $1,811,540
                                                         ==========     ==========     ==========

                           DVI, INC. AND SUBSIDIARIES

NOTE 9. INCOME TAXES (CONTINUED)
     A reconciliation of the provision for income taxes to the amount of income tax expense that would result from applying the federal statutory rate (35%) to earnings from continuing operations is as follows:

                                                                   YEAR ENDED JUNE 30,
                                                         ----------------------------------------
                                                            1992           1993           1994
                                                         ----------     ----------     ----------
Provision for income taxes at the federal statutory
  rate.................................................  $1,670,947     $1,516,001     $1,509,617
State income taxes, net of federal tax benefit.........     271,267        312,327        298,904
Other..................................................      72,751           (210)         3,019
                                                         ----------     ----------     ----------
  Total................................................  $2,014,965     $1,828,118     $1,811,540
                                                         ==========     ==========     ==========

     The major components of the Company's net deferred taxes of $4,481,289 and $2,329,205 at June 30, 1993 and 1994, respectively, are as follows:

                                                                      1993             1994
                                                                  ------------     ------------
Accumulated depreciation........................................  $ 20,343,031     $ 23,214,892
Deferred recognition of lease income............................   (13,521,028)     (18,023,343)
Net operating loss carryforwards and alternative minimum tax
  credits.......................................................    (1,773,334)        (699,428)
Gain on investment..............................................       841,514          696,679
Allowances for uncollectible receivables........................      (544,412)        (953,372)
State income taxes..............................................      (356,658)        (379,195)
Reserve for discontinued operations and loss on disposal........      (302,400)      (1,193,420)
Other...........................................................      (205,424)        (333,608)
                                                                  ------------     ------------
  Total.........................................................  $  4,481,289     $  2,329,205
                                                                  ============     ============

     Included in the tax benefit for discontinued operations in fiscal 1994 of $2,263,536 are net deferred assets of approximately $1,340,000 which are expected to reverse during fiscal 1995.

     At June 30, 1994, the Company has federal alternative minimum tax credit carryforwards of $699,428 available to offset future taxable income.

NOTE 10. SHAREHOLDERS' EQUITY

     Prior to June 30, 1994, the Company issued warrants to purchase a total of 80,000 common shares at prices between $7.625 and $8.375 per share to all non-employee Directors of the Company and warrants to an unrelated party to purchase up to 35,000 common shares at $8.50 per share. Additionally, in fiscal 1992, the Company issued warrants to purchase up to 200,000 shares of the Company's common stock at $18.00 per share to an underwriter as compensation for investment banking services. No compensation expense was recognized as a result of this transaction. The warrants vest at various dates through November 1996 and expire at various dates through 2003. At June 30, 1994, warrants for 280,000 common shares were exercisable and none of the warrants had been exercised.

     In February 1991, the Company issued 575,000 units at $10.50 per unit (consisting of 575,000 shares of the Company's common stock and redeemable warrants to purchase 575,000 shares of the Company's common stock at $12.00 per share) to the public for total proceeds of $6,037,500 before net offering costs of $999,875. As of June 30, 1994, none of these warrants had been exercised. The warrants expire in February, 1996, and are redeemable by the Company provided certain conditions are met. In addition, the underwriter has an option to purchase an additional 50,000 units at $12.60 per share. The underwriter's option is exercisable during a three-year period commencing February 7, 1993.

                           DVI, INC. AND SUBSIDIARIES

NOTE 10. SHAREHOLDERS' EQUITY (CONTINUED)
     In June 1994, the Company issued convertible subordinated notes to related and unrelated parties which are convertible at the option of the holder into 1,415,094 shares of common stock at $10.60 per share (See Note 8 and 12).

NOTE 11. STOCK OPTION PLAN

     The Company has a stock option plan which currently provides for the granting of options to employees to purchase up to 950,000 shares of the Company's common stock at the fair market value at the date of grant. Options granted under the plan generally vest over three to five years from the date of grant and expire ten years after the date of the grant. Any unexercised options are canceled ninety days subsequent to the termination of the employee and are returned to the plan.

     The following table summarizes the activity under the plan for the periods indicated:

                                                                    OPTIONS       EXERCISE PRICE
                                                                  OUTSTANDING       PER SHARE
                                                                  -----------     --------------
Outstanding at July 1, 1991.....................................    314,170       $1.44 - $13.38
Granted.........................................................    171,000       8.25 -  13.50
Exercised.......................................................    (18,705)      1.82 -   9.63
Canceled........................................................    (41,293)
                                                                  -----------     --------------
Outstanding at June 30, 1992....................................    425,172       1.44 -  13.50
Granted.........................................................    158,600       5.00 -  13.50
Exercised.......................................................       (167)      3.19
Canceled........................................................    (47,500)
                                                                  -----------     --------------
Outstanding at June 30, 1993....................................    536,105       1.44 -  13.50
Granted.........................................................    399,625       7.00 -  10.38
Exercised.......................................................    (37,000)      3.00 -   8.38
Canceled........................................................    (88,868)
                                                                  -----------     --------------
Outstanding at June 30, 1994....................................    809,862       $1.44 - $13.50
                                                                  =========       =============

As of June 30, 1994, options to purchase 285,682 shares were exercisable.

NOTE 12. RELATED PARTY TRANSACTIONS

     Until March 31, 1994, a shareholder/director of the Company was also a director of a bank which provides the Company with short-term bank borrowings. The Company had short-term borrowings from the bank amounting to $2,181,099 and $2,907,696 at June 30, 1993 and 1994, respectively (See Note 7).

     At June 30, 1993 and 1994, receivables in installments from investees were $19,285,865 and $16,427,684 respectively (See Note 3).

     During the year ended June 30, 1994, the Company entered into various agreements with an investee which are described in Note 6.

     During the year ended June 30, 1994, the Company issued convertible subordinated notes totalling $9,550,000 to related parties.

     During the nine months ended March 31, 1995, $500,000 of subordinated notes were converted into shares of the Company's common stock. The effect on net earnings had the conversion occurred at the

                           DVI, INC. AND SUBSIDIARIES

NOTE 12. RELATED PARTY TRANSACTIONS (CONTINUED) beginning of the period would not have been significant to the accompanying consolidated financial statements.

NOTE 13. COMMITMENTS AND CONTINGENCIES

     Facility Leases -- The Company leases its facilities under noncancelable operating leases with terms in excess of one year. The lease for the Company's principal facility expires in May 1995 and provides for fixed increased periodic rentals which are being recognized on a straight-line basis over the lease term. Rent expense for the years ended June 30, 1992, 1993 and 1994 amounted to $272,895, $715,246 and $462,731 respectively. Future minimum lease payments under these leases are as follows:

                                                                        FUTURE MINIMUM
                             YEAR ENDING JUNE 30,                       LEASE PAYMENTS
        --------------------------------------------------------------  --------------
          1995........................................................    $  662,959
          1996........................................................       393,324
          1997........................................................       270,419
          1998........................................................       130,985
          1999........................................................       108,800
          Thereafter..................................................       329,905
                                                                        --------------
             Total....................................................    $1,896,392
                                                                        ============

     Commitments -- Under certain limited recourse agreements, the Company may be required to provide for losses incurred on uncollected lease receivables previously collateralized. At June 30, 1994, the maximum contingent liability under the limited recourse agreements amounted to $28,002,976. This contingent liability, however, could be offset by any proceeds received from the resale or remarketing of available equipment financed under the agreements.

     Litigation -- The Company is involved in litigation both as a plaintiff and a defendant in matters arising out of the Company's normal business activities. Management does not expect the outcome of these lawsuits to have a material adverse effect on the consolidated financial statements of the Company.

NOTE 14. BENEFIT PLANS

     The Company maintains and administers an Employee Savings Plan pursuant to Internal Revenue Code Section 401(k). The Plan provides for discretionary contributions as determined by the Company's Board of Directors. The Company contributed $9,245, $21,493 and $48,673 to the Plan during the years ending June 30, 1992, 1993 and 1994, respectively.

NOTE 15. ACQUISITIONS

     In February 1992 the Company purchased from IPS Health Care, Inc. an interest in a joint venture for $967,778 in cash and the assumption of $131,512 in liabilities. The Company's interest in this joint venture was included in the Company's healthcare operations segment which was discontinued as of June 30, 1993 (See Note 3).

     In January 1993, the Company acquired the outstanding shares of Medical Equipment Finance Corporation ("MEF Corp."), which had only intangible assets at the date of acquisition. Under the terms of the purchase agreement, the purchase price is payable before October 15, 1998 in cash or common stock of DVI, as elected by the Company. As initially structured, the purchase price was to be determined as a percentage of the after-tax earnings of the acquired entity during the sixty-six month period following the date

                           DVI, INC. AND SUBSIDIARIES

NOTE 15. ACQUISITIONS (CONTINUED)
of acquisition, consequently, no amounts were recorded at the date of acquisition. At June 30, 1994, no amounts were earned under the contract, however, at that time the Company accrued $2 million as costs in excess of net assets acquired (goodwill) which represents the Company's estimate of the minimum amount to be payable to former shareholders of MEF Corp. Had the acquisition occurred on July 1, 1992, the impact on the operations of the Company would not have been significant.

     During the year ended June 30, 1994, management entered into negotiations with the former shareholders of MEF Corp. to revise certain terms of the purchase agreement. In June 1995, the Company and the former shareholders of MEF Corp. agreed, subject to stockholder approval and an increase in the authorized capital stock of the Company, to set the purchase price of MEF Corp. at 400,000 shares of the Company's common stock valued at $4.65 million.

     The acquisition of MEF Corp. will be accounted for as a purchase with the costs in excess of net assets acquired being recorded as goodwill. Had the revised purchase agreement been finalized on July 1, 1992, net income would have decreased by $112,636, $73,970 and $55,478 and earnings per share would have been reduced $0.017, $0.011 and $0.008 for the years ended June 30, 1993 and 1994 and the nine months ended March 31, 1995, respectively.

     In February 1994, the Company acquired the outstanding shares of Medical Device Capital Company ("MDCC"). Under the terms of the purchase agreement, the purchase price is payable before October 15, 1999 in cash or common stock of DVI, as elected by the Company. The purchase price is contingent and is to be determined by a percentage of the after-tax earnings of the acquired entity during the sixty-four month period following the date of acquisition. Had this acquisition occurred on July 1, 1993, the impact on the operations of the Company would not have been significant. At June 30, 1994, no amounts were earned under the contract and due to the uncertainty of any future contingent payments no amounts have been accrued under such agreement. Subsequent to June 30, 1994, the agreement was rescinded.

     During the year ended June 30, 1994, the Company acquired additional shares of IPS Health Care, Inc. preferred stock. (See Note 6.)

NOTE 16. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS 107"), Disclosures About Fair Value of Financial Instruments, a summary of the estimated fair value of the Company's consolidated financial instruments at June 30, 1994 and March 31, 1995 is presented below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data to develop the estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                                          JUNE 30, 1994
                                                             ----------------------------------------
                                                             CARRYING AMOUNT     ESTIMATED FAIR VALUE
                                                             ---------------     --------------------
Assets:
  Receivable in installments (excluding investment in
     direct financing leases)..............................   $  81,732,962          $ 85,022,168
Liabilities:
  Discounted receivables...................................   $ 148,851,584          $146,999,444

     The carrying values of cash and cash equivalents, restricted cash and cash equivalents, receivables from sale of leases and notes secured by equipment, patient service accounts receivable, notes collateralized by

                           DVI, INC. AND SUBSIDIARIES

NOTE 16. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) medical receivables, investment subordinated notes, accounts payable, other accrued expenses, short-term bank borrowings, convertible subordinated notes and deferred income taxes approximate fair values at June 30, 1994.

     The methods and assumptions used to estimate the fair values of other financial instruments are summarized as follows:

Receivable in installments:

     The fair value of the financing contracts was estimated by discounting expected cash flows using the current rates at which loans of similar credit quality, size and remaining maturity would be made as of June 30, 1994. The Company believes that the risk factor embedded in the entry-value interest rates applicable to performing loans for which there are no known credit concerns results in a fair valuation of such loans on an entry-value basis. In accordance with SFAS 107, the Company has excluded receivables from lease contracts of approximately $141.6 million from the receivable in installments fair value calculation. Additionally, the receivable in installments -- related parties balances relates exclusively to lease receivables and has therefore been excluded from the Company's fair value calculation.

Discounted receivables:

     The fair value of discounted receivables, related to the securitization of leases and notes, was estimated by discounting future cash flows using rates currently available for debt with similar terms and remaining maturities.

     The fair value estimates presented herein were based on information available as of June 30, 1994. Although the Company is not aware of any factors that would significantly affect the estimated fair values, such values have not been updated since June 30, 1994; therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                           DVI, INC. AND SUBSIDIARIES

NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of the quarterly results of operations for the fiscal years ended June 30, 1994 and 1993:

                                                                 THREE MONTHS ENDED
                                                -----------------------------------------------------
                                                SEPTEMBER 30     DECEMBER 31     MARCH 31     JUNE 30
                                                ------------     -----------     --------     -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1994
Finance and other income......................     $4,262          $ 4,567        $5,523      $ 6,559
Margins earned................................      2,646            2,675         3,132        3,625
Earnings from continuing operations before
  provision for income taxes, equity in net
  earnings (loss) of investees and
  discontinued operations.....................        634            1,006         1,232        1,441
Earnings from continuing operations...........        330              447           646          837
Loss from discontinued operations.............          0                0             0       (3,145)
Net earnings (loss)...........................        330              447           646       (2,308)
Net earnings (loss) per common and common
  equivalent share:
From continuing operations....................     $  .05          $   .07        $  .10      $   .12
From discontinued operations..................          0                0             0         (.47)
                                                   ------           ------        ------      -------
Net earnings (loss) per share.................     $  .05          $   .07        $  .10      $  (.35)
                                                   ======           ======        ======      =======

                                                                 THREE MONTHS ENDED
                                                -----------------------------------------------------
                                                SEPTEMBER 30     DECEMBER 31     MARCH 31     JUNE 30
                                                ------------     -----------     --------     -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1993
Finance and other income......................     $4,321          $ 3,341        $3,654      $ 3,883
Margins earned................................      3,108            2,167         2,516        2,403
Earnings from continuing operations before
  provision for income taxes, equity in net
  earnings (loss) of investees and
  discontinued operations.....................      1,896              903         1,038          622
Earnings from continuing operations...........      1,172              498           562          348
Loss from discontinued operations.............       (275)            (261)         (520)        (866)
Net earnings (loss)...........................        897              237            42         (518)
Net earnings (loss) per common and common
  equivalent share:
From continuing operations....................     $  .18          $   .08        $  .08      $   .05
From discontinued operations..................     $ (.04)         $  (.04)       $ (.08)     $  (.13)
                                                   ------           ------        ------      -------
Net earnings (loss) per share.................     $  .14          $   .04        $  .00      $  (.08)
                                                   ======           ======        ======      =======

NOTE 18. HEDGING TRANSACTIONS (UNAUDITED)

     The Company's equipment loans are all structured on a fixed interest rate basis. Although the Company permanently funds these transactions on a fixed interest rate basis, it uses variable rate interim funding facilities until permanent funding is obtained, generally through asset securitization. Because funds borrowed through interim funding facilities are obtained on a floating interest rate basis, the Company uses hedging techniques to protect its interest rate margins during the period that interim funding facilities are used. The Company's strategies are to hedge its portfolio by either assuming a short position in Treasury notes of comparable maturity or entering into Treasury lock transactions whereby DVI will either pay or receive funds

                           DVI, INC. AND SUBSIDIARIES

NOTE 18. HEDGING TRANSACTIONS (UNAUDITED) (CONTINUED) based on price movements of Treasury notes having a comparable maturity to DVI's fixed rate portfolios. DVI believes this strategy hedges its portfolio of fixed rate equipment financing contracts while waiting for permanent securitization funding thus stabilizing the Company's weighted average borrowing rate. The Company has not altered its underlying asset structure through hedging activities but does have liabilities to cover its hedging position in the event there is an upward movement in interest rates and a corresponding decline in the value of the Treasury notes in which it has taken short positions or contracts.

     On June 30, 1994, DVI had no outstanding derivative financial instruments. During the nine months since June 30, 1994, the Company commenced its hedging program by entering into $193 million of contracts and closing out $135 million. On March 31, 1995, the Company had $58 million of outstanding financial instruments that were matched either to specific financing transactions or DVI's existing portfolio:

                          SCHEDULE OF TREASURY SHORTS
                               AND TREASURY LOCKS

                                                                          NOTIONAL AMOUNTS
                                                                            NINE MONTHS
                                                                        ENDED MARCH 31, 1995
                                                                        --------------------
                                                                            (UNAUDITED)
    Beginning Balance.................................................      $          0
    New Contracts.....................................................       193,000,000
    Terminated Contracts..............................................       (87,000,000)
    Expired Contracts.................................................       (48,000,000)
                                                                            ------------
    Ending Balance....................................................      $ 58,000,000
                                                                            ============

     When DVI's hedging activities are matched to specific borrowings relating to securitizations, gains or losses from hedging positions are reflected as a decrease or increase in the interest expense and thus the gain or loss is spread over the remaining term of the transactions securitized. Gains and losses from hedging are reflected as an increase or decrease in the gain on sale proceeds when transactions are funded through whole loan sales. At March 31, 1995 the Company had net unrealized hedging losses of $1.2 million offset by margin gains.

NOTE 19. COMPENSATION AGREEMENTS (UNAUDITED)

     In June 1995, the Company agreed in principle to adopt an employee incentive plan. Under the Plan the Company has agreed to issue, subject to stockholder approval and an increase in the authorized capital stock of the Company, an aggregate of 200,000 shares of common stock of the Company (the "Incentive Shares") to certain of its employees if the last sale price of the Company's common stock is $16.00 per share or higher for 30 consecutive calendar days at any time before December 31, 1998, provided that any such employee must be employed by the Company during the above-described 30-day period in order to receive any Incentive Shares under this agreement. The Company has agreed that, if there is an event or series of events that constitutes a sale of the Company at any time prior to December 31, 1998 and the consideration to be received for each share of common stock of the Company in such sale of the Company is $13.00 or higher, the Company will issue the Incentive Shares to the employees described above.

================================================================================
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                         PAGE
                                                         -----
                 Available Information.................      2
                 Prospectus Summary....................      3
                 The Company...........................      7
                 Risk Factors..........................      8
                 Use of Proceeds.......................     14
                 Price Range of Common Stock and
                   Dividend Policy.....................     15
                 Capitalization........................     16
                 Selected Financial Information and
                   Other Data..........................     17
                 Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations.......................     19
                 Business..............................     30
                 Management............................     42
                 Certain Transactions..................     47
                 Principal Stockholders................     49
                 Description of Capital Stock..........     51
                 Shares Eligible for Future Sale.......     54
                 Underwriting..........................     55
                 Legal Matters.........................     56
                 Experts...............................     56
                 Financial Statements..................    F-1

================================================================================

================================================================================

                                2,500,000 Shares

                                   DVI, INC.

                                  Common Stock
                               ------------------
                                   PROSPECTUS
                               ------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                            OPPENHEIMER & CO., INC.
                                 July   , 1995

================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

    Registration fee -- Securities and Exchange Commission..................    $ 11,649
    NASD filing fee.........................................................       3,878
    Blue Sky fees and expenses (including legal fees).......................      15,000
    Accounting fees and expenses............................................     140,000
    Legal fees and expenses.................................................     200,000
    Cost of printing and engraving..........................................     100,000
    Miscellaneous...........................................................      19,473
                                                                                --------
         Total..............................................................    $490,000
                                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

     Section 145(b) of the General Corporation Law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

     Section 145(g) of the General Corporation Law provides in general that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the law.

     The Company's By-laws require the Company to indemnify each of its directors, officers and employees to the fullest extent permitted by law in connection with any actual or threatened action or proceeding arising out of his service to the Company or to other organizations at the Company's request.

     The Company has directors and officers liability insurance. The insurance policy covers liability for claims made against directors and officers for their wrongful acts involving errors, misstatements, misleading statements or acts or omissions or neglect or breach of duty, while acting in their individual or collective capacities for any matter claimed against them solely by reason of their being directors or officers of the Company. The coverage includes damages, judgments, settlements and costs of legal actions, claims or proceedings and appeals therefrom but does not include fines or penalties imposed by law for matters which may be deemed uninsurable under the law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     1. On December 31, 1993, the Registrant issued options to purchase 10,000 shares of its common stock to each of the Registrant's three non-employee directors. The issuance of such options was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

     2. On June 21, 1994, the Registrant issued and sold $15.0 million aggregate principal amount of the Registrant's 9 1/8% Convertible Subordinated Notes Due 2002 (the "Convertible Subordinated Notes") to certain accredited investors, including investors related to certain of the Registrant's directors and substantial stockholders. The issuance of the Convertible Subordinated Notes was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     3. On November 29, 1994, the Registrant issued 47,169 shares of its common stock upon the conversion of $500,000 principal amount of Convertible Subordinated Notes by an original purchaser of the Convertible Subordinated Notes. The issuance of such common stock was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act.

     4. On December 31, 1994, the Registrant issued options to purchase 10,000 shares of its common stock to each of the Registrant's three non-employee directors. The issuance of such options was effected in reliance on the exemption from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES:

     (a) Exhibits

 1         Form of Underwriting Agreement between the Underwriter and Registrant.(1)
 3.1       Certificate of Incorporation of the Company.(2)
 3.2       By-Laws of the Company.(2)
 4.3       Form of Common Stock Certificate.(2)
 5         Opinion of Rogers & Wells.(1)
10.2       DVI Financial Services Inc. Employee Savings Plan.(3)
10.2       Amended 1986 Incentive Stock Option Plan.(4)
10.3       Purchase Agreement dated as of October 22, 1991, by and among DMR Associates, L.P.,
           HIS Acquisition, Inc. and DVI Financial Services Inc.(5)
10.4       Direct Stock Option Agreements, dated as of October 16, 1990, between the Company and each of the Company's directors other than Mr. Higgins.(5)
10.5       Amended and Restated Letter Agreement dated December 15, 1991, between the Company and W.I.G. Securities Limited Partnership regarding investment banking services.(5)
10.6       Warrant dated April 27, 1992, executed by the registrant on behalf of W.I.G.
           Securities Limited Partnership.(5)
10.7       Indemnification Agreement by and between DVI Health Services Corporation and Anthony
           J. Turek, dated as of August 16, 1992.(6)
10.8       Indemnification Agreement by and between DVI Health Services Corporation and David
           L. Higgins, dated as of August 16, 1992.(6)
10.9       Stock Purchase Agreement between DVI Health Services Corporation and David L.
           Higgins, dated August 20, 1992.(6)
10.10      Stock Purchase Agreement between DVI Health Services Corporation and Sidney Luckman, dated August 20, 1992.(6)
10.11      Stock Purchase Agreement between DVI Health Services Corporation and Hazelton
           National Bank, as trustee of certain trusts for the benefit of Cynthia J. Cohn and
           Shelly Cohn Schmidt, dated August 20, 1992.(6)

10.12      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS HealthCare
           Inc., dated October 30, 1992.(6)
10.13      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS HealthCare,
           Inc., dated October 30, 1992.(6)
10.14      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS HealthCare,
           Inc. dated November 12, 1992.(6)
10.15      Stock Purchase Agreement between DVI Health Services Corporation and MEFC Partners
           L.P., dated as of January 6, 1993 (the "MEFC Agreement").(6)
10.16      First Amended and Restated Loan Agreement dated as of March 28, 1995, between DVI
           Financial Services Inc., the Banks signatory thereto and NatWest Bank N.A., as
           Agent, Prefunding Lender and a Bank.(1)
10.17      Amended and Restated Interim Loan and Security Agreement, dated as of September 13,
           1994, between Prudential Securities Realty Funding Corporation and DVI Financial
           Services Inc. (the "Prudential Facility").(1)
10.18      Amendment to the Prudential Facility, dated as of January 9, 1995.(1)
10.19      Second Amendment to the Prudential Facility, dated as of March 10, 1995.(1)
10.20      Third Amendment to the Prudential Facility, dated as of March 31, 1995.(1)
10.21      Revival Agreement, dated as of April 21, 1995, between Prudential Securities Realty
           Funding Corporation and DVI Financial Services Inc.(1)
10.22      Fourth Amendment to the Prudential Facility, dated as of April 28, 1995.(1)
10.23      Fifth Amendment to the Prudential Facility, dated as of April 21, 1995.(1)
10.24      Interim Loan and Security Agreement between Prudential Securities Realty Funding
           Corporation and DVI Business Credit Corporation, dated as of June 7, 1995.(1)
10.25      Interim Warehouse and Security Agreement, dated as of February 2, 1995, among
           ContiTrade Services Corporation, DVI Financial Services, Inc. and the Registrant
           (the "Conti Facility").(1)
10.26      Credit Increase Confirmation and Amendment to the Conti Facility, dated March 2,
           1995.(1)
10.27      Note Purchase Agreement among the Registrant and the Purchasers listed therein, dated as of June 21, 1994.(8)
10.28      Amendment No. 1 to Note Purchase Agreement among the Registrant and the Purchasers
           listed therein, dated as of November   , 1994.(1)
21         Subsidiaries of the Registrant.(9)
23.1       Consent of Rogers & Wells (contained in Exhibit 5).(1)
23.2       Consent of Deloitte & Touche LLP.(1)
24         Power of Attorney (included on page II-5 of this Registration Statement).

- ---------------
(1) Filed herewith.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-3 (Registration No. 33-84604) and incorporated herein by reference.

(3) Filed previously as an Exhibit to the Company's Registration Statement on Form S-18 (Registration No. 33-8758) and by this reference incorporated herein.

(4) Filed previously as an Exhibit to the Company's Form 10-K (File No. 0-16271) for the year ended June 30, 1990 and by this reference incorporated herein.

(5) Filed previously as an Exhibit to the Company's Registration Statement on Form S-2 (Registration No. 33-46664) and by this reference is incorporated herein.

(6) Filed previously as an Exhibit to the Company's Form 10-K (File No. 0-16271) for the year ended June 30, 1993 and by this reference is incorporated herein.

(7) Filed previously as an Exhibit to the Company's Form 10-Q (File No. 0-16271) for the quarter ended March 31, 1994 and by this reference is incorporated herein.

(8) Filed previously as an Appendix to the Company's Consent Statement dated as of December 29, 1994 and by this reference is incorporated herein.

(9) Filed previously as an Exhibit to the Company's Form 10-K/A-1 (File No. 0-16271) for the year ended June 30, 1994 and by this reference is incorporated herein.

     (b) Financial Statement Schedules

        NUMBER                                    DESCRIPTION
        ------   -----------------------------------------------------------------------------
          II.    Amounts Receivable From Related Parties and Underwriters, Promoters and
                 Employees Other Than Related Parties
          IV.    Indebtedness of and to Related Parties -- Not Current
        VIII.    Valuation and Qualifying Accounts
          IX.    Short-Term Borrowings
           X.    Supplementary Income Statement Information

     All other schedules are omitted because of the absence of conditions under which they are required or because all material information required to be reported is included in the consolidated financial statements and notes thereto.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Doylestown and State of Pennsylvania on the 23rd day of June, 1995.

                                          DVI, INC.

                                          By:      /s/  DAVID L. HIGGINS

                                          --------------------------------------
                                                       David L. Higgins
                                                   Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of DVI, Inc. hereby severally constitute David L. Higgins and Michael
A. O'Hanlon and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this Registration Statement, and generally to do all such things in our names and in our capacities as officers and directors to enable DVI, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  NAME                                    TITLE                       DATE
- ----------------------------------------   -----------------------------------   --------------
         /s/  DAVID L. HIGGINS             Chief Executive Officer and           June 23, 1995
- ----------------------------------------   Director (Principal Executive
            David L. Higgins               Officer)

        /s/  MICHAEL A. O'HANLON           President and Director                June 23, 1995
- ----------------------------------------
          Michael A. O'Hanlon

         /s/  JAMES G. COSTELLO            Senior Vice President (Principal      June 23, 1995
- ----------------------------------------   Financial and Accounting Officer)
           James G. Costello

          /s/  GERALD L. COHN              Director                              June 23, 1995
- ----------------------------------------
             Gerald L. Cohn

         /s/  WILLIAM R. INGLES            Director                              June 23, 1995
- ----------------------------------------
           William R. Ingles

          /s/  SIDNEY LUCKMAN              Director                              June 23, 1995
- ----------------------------------------
             Sidney Luckman

          /s/  JOHN E. MCHUGH              Director                              June 23, 1995
- ----------------------------------------
             John E. McHugh

                                   DVI, INC.

    SCHEDULE II -- AMOUNTS RECEIVABLE FROM RELATED PARTIES AND UNDERWRITERS,

               PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

                                                                    DEDUCTIONS
                            BALANCE AT                      ---------------------------         (1)
                             BEGINNING                        AMOUNTS         AMOUNTS       BALANCE AT
      NAME OF DEBTOR          OF YEAR        ADDITIONS       COLLECTED      WRITTEN OFF     END OF YEAR
- --------------------------  -----------     -----------     -----------     -----------     -----------
YEAR ENDED JUNE 30, 1992:

SMT Health Services,
  Inc.....................  $ 2,583,355     $ 8,927,669     $ 3,618,991         $ 0         $ 7,892,033
                             ==========      ==========      ==========     ========         ==========
YEAR ENDED JUNE 30, 1993:

SMT Health Services,
  Inc.....................  $ 7,892,033     $ 9,727,103     $ 7,581,451         $ 0         $10,037,685
IPS Health Care, Inc......    3,755,049                         756,654                       2,998,395
Healthcare Imaging
  Services, Inc...........    3,519,830       5,883,958       3,154,003                       6,249,785
                            -----------     -----------     -----------         ---         -----------
                            $15,166,912     $15,611,061     $11,492,108         $ 0         $19,285,865
                             ==========      ==========      ==========     ========         ==========
YEAR ENDED JUNE 30, 1994:

SMT Health Services,
  Inc.....................  $10,037,685     $ 5,790,377     $ 7,043,333         $ 0         $ 8,784,729
IPS Health Care, Inc......    2,998,395         130,438         864,759                       2,264,074
Healthcare Imaging
  Services, Inc...........    6,249,785       2,031,852       2,902,756                       5,378,881
                            -----------     -----------     -----------         ---         -----------
                            $19,285,865     $ 7,952,667     $10,810,848         $ 0         $16,427,684
                             ==========      ==========      ==========     ========         ==========

                           DVI, INC. AND SUBSIDIARIES

      SCHEDULE IV -- INDEBTEDNESS OF AND TO RELATED PARTIES -- NOT CURRENT

                                              BALANCE
                   NAME                     AT BEGINNING                                   BALANCE AT
               OF CREDITOR                    OF YEAR        ADDITIONS      DEDUCTIONS     END OF YEAR
- ------------------------------------------  ------------     ----------     ----------     -----------
YEAR ENDED JUNE 30, 1994
Hannah S. and Samuel A. Cohn Memorial
  Foundation(1)...........................                   $  200,000                    $   200,000
Canadian Imperial Bank of Commerce Trust
  Company as Trustee of Settlement T-1740
  Trusts #14, #27, #28, #29, #30, #31,
  #32, #33, #34, #35 and #36(2)...........                    7,600,000                      7,600,000
Luckman Family Ventures(3)................                      100,000                        100,000
Gerald L. Cohn Revocable Trust(4).........                      800,000                        800,000
Brenda McHugh(5)..........................                      250,000                        250,000
Richard Weiss and Gail Weiss Jtwros(6)....                      100,000                        100,000
Robert Luckman(7).........................                      100,000                        100,000
Sidney Luckman Individual Retirement
  Account(8)..............................                      400,000                        400,000
                                                             ----------                     ----------
                                                             $9,550,000                    $ 9,550,000
                                                             ==========                     ==========

- ---------------
(1) The Hannah S. and Samuel A. Cohn Memorial Foundation (the "Foundation") is a charitable enterprise of which Gerald L. Cohn, a Director of the Company, is the President and a board member. Mr. Cohn has no financial interest in the Foundation, but may be deemed for securities law purposes to be the beneficial owner of the securities owned by the Foundation by reason of his positions with the Foundation.

(2) Canadian Imperial Bank of Commerce Trust Company (Bahamas) Limited, as trustee of trusts for the benefit of various descendants of A. N. Pritzker, deceased, is the record holder of 1,483,739 shares of common stock.

(3) Luckman Family Ventures is a limited partnership in which Robert Luckman and certain of the grandchildren of Sidney Luckman, a Director of the Company, are general partners. Robert Luckman is the son of Sidney Luckman.

(4) The Gerald L. Cohn Revocable Trust is a trust of which Mr. Cohn is a co-trustee and the sole beneficiary. For securities law purposes, Mr. Cohn is deemed to be the beneficial owner of the securities owned by the Cohn Trust.

(5) Brenda McHugh is the wife of John E. McHugh, a Director of the Company.

(6) Mr. and Mrs. Weiss are the son-in-law and daughter, respectively, of Sidney Luckman, a Director of the Company.

(7)  Robert Luckman is the son of Sidney Luckman, a Director of the Company.

(8) Sidney Luckman is a Director of the Company.

Note: At June 30, 1994 and 1993, the Company had on indebtedness of related parties.

                           DVI, INC. AND SUBSIDIARIES

               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS

                                                        ADDITIONS
                                          BALANCE AT   CHARGED TO
                                          BEGINNING     COSTS AND                               BALANCE AT
             CLASSIFICATION                OF YEAR      EXPENSES     RECOVERIES   WRITTEN OFF   END OF YEAR
- ----------------------------------------  ----------   -----------   ----------   -----------   -----------
Year ended June 30, 1994 --
  Allowance for doubtful accounts(1)....  $1,332,374   $ 1,715,576      $  0       $ 264,125    $ 2,783,825
                                          ==========    ==========     =====        ========     ==========
Year ended June 30, 1993 --
  Allowance for doubtful accounts(1)....  $1,166,480   $   248,069      $  0       $  82,175    $ 1,332,374
                                          ==========    ==========     =====        ========     ==========
Year ended June 30, 1992 --
  Allowance for doubtful accounts(1)....  $  696,499   $   506,503      $  0       $  36,522    $ 1,166,480
                                          ==========    ==========     =====        ========     ==========

- ---------------
(1) Activity and balances in the allowance for doubtful accounts are net of amounts from the Company's discontinued operations segment as the related receivables are presented at their realizable value (See Note 2 to the accompanying consolidated financial statements).

                           DVI, INC. AND SUBSIDIARIES

                      SCHEDULE IX -- SHORT-TERM BORROWINGS

                                                                MAXIMUM         AVERAGE        WEIGHTED
                                                                AMOUNT          AMOUNT          AVERAGE
                                              WEIGHTED        OUTSTANDING     OUTSTANDING      INTEREST
  CATEGORY OF AGGREGATE     BALANCE AT         AVERAGE          DURING          DURING        RATE DURING
  SHORT-TERM BORROWINGS     END OF YEAR     INTEREST RATE      THE YEAR        THE YEAR        THE YEAR
- --------------------------  -----------     -------------     -----------     -----------     -----------
           (A)                                                                    (B)             (C)
Year ended June 30,
  1994 -- Lines of
  Credit..................  $34,586,373          7.06%        $88,965,943     $56,986,775         6.85%
Year ended June 30,
  1993 -- Lines of
  Credit..................  $45,221,225          5.65%        $49,294,232     $36,621,322         6.02%
Year ended June 30,
  1992 -- Lines of
  Credit..................  $31,348,911          7.00%        $38,793,640     $30,447,584         8.30%

- ---------------
(A) Represent borrowings under the Company's equipment lease lines of credit.

(B) The average amount outstanding during the year was computed by dividing the total of month-end outstanding principal balances by 12.

(C) The weighted average interest rate during the year was computed by dividing the actual interest expense by the average short-term borrowing amount outstanding.

                           DVI, INC. AND SUBSIDIARIES

            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                    YEAR ENDED JUNE 30,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
Maintenance and repairs....................................  $233,934     $564,566     $531,131

     Taxes other than payroll and income taxes, royalties, depreciation and amortization of intangible assets and pre-operating costs and advertising costs are not presented inasmuch as each item does not exceed 1% of revenues as shown in the consolidated statements of operations or is disclosed elsewhere in the consolidated financial statements.

                                 EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
- -----------                                      -----------
     1        Form of Underwriting Agreement between the Underwriters and Registrant.(1)
     4.1      Certificate of Incorporation of the Company.(2)
     4.2      By-Laws of the Company.(2)
     4.3      Form of Common Stock Certificate.(2)
       5      Opinion of Rogers & Wells.(1)
    10.1      DVI Financial Services Inc. Employee Savings Plan.(3)
    10.2      Amended 1986 Incentive Stock Option Plan.(4)
    10.3      Purchase Agreement dated as of October 22, 1991, by and among DMR Associates,
              L.P., HIS Acquisition, Inc. and DVI Financial Services Inc.(5)
    10.4      Direct Stock Option Agreements, dated as of October 16, 1990, between the Company and each of the Company's directors other than Mr. Higgins.(5)
    10.5      Amended and Restated Letter Agreement dated December 15, 1991, between the Company and W.I.G. Securities Limited Partnership regarding investment banking services.(5)
    10.6      Warrant dated April 27, 1992, executed by the registrant on behalf of W.I.G.
              Securities Limited Partnership.(5)
    10.7      Indemnification Agreement by and between DVI Health Services Corporation and
              Anthony J. Turek, dated as of August 16, 1992.(6)
    10.8      Indemnification Agreement by and between DVI Health Services Corporation and David
              L. Higgins, dated as of August 16, 1992.(6)
    10.9      Stock Purchase Agreement between DVI Health Services Corporation and David L.
              Higgins, dated August 20, 1992.(6)
   10.10      Stock Purchase Agreement between DVI Health Services Corporation and Sidney
              Luckman, dated August 20, 1992.(6)
   10.11      Stock Purchase Agreement between DVI Health Services Corporation and Hazelton
              National Bank, as trustee of certain trusts for the benefit of Cynthia J. Cohn and
              Shelly Cohn Schmidt, dated August 20, 1992.(6)
   10.12      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS
              HealthCare Inc., dated October 30, 1992.(6)
   10.13      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS
              HealthCare, Inc., dated October 30, 1992.(6)
   10.14      Stock Purchase Agreement between DVI Healthcare Operations, Inc. and IPS
              HealthCare, Inc. dated November 12, 1992.(6)
   10.15      Stock Purchase Agreement between DVI Health Services Corporation and MEFC Partners
              L.P., dated as of January 6, 1993 (the "MEFC Agreement").(6)
   10.16      First Amended and Restated Loan Agreement dated as of March 28, 1995, between DVI
              Financial Services Inc., the Banks signatory thereto and NatWest Bank N.A., as
              Agent, Prefunding Lender and a Bank.(1)
   10.17      Amended and Restated Interim Loan and Security Agreement, dated as of September
              13, 1994, between Prudential Securities Realty Funding Corporation and DVI
              Financial Services Inc. (the "Prudential Facility").(1)
   10.18      Amendment to the Prudential Facility, dated as of January 9, 1995.(1)
   10.19      Second Amendment to the Prudential Facility, dated as of March 10, 1995.(1)
   10.20      Third Amendment to the Prudential Facility, dated as of March 31, 1995.(1)

EXHIBIT NO.                                      DESCRIPTION
- -----------                                      -----------
   10.21      Revival Agreement, dated as of April 21, 1995, between Prudential Securities
              Realty Funding Corporation and DVI Financial Services Inc.(1)
   10.22      Fourth Amendment to the Prudential Facility, dated as of April 28, 1995.(1)
   10.23      Fifth Amendment to the Prudential Facility, dated as of April 21, 1995.(1)
   10.24      Interim Loan and Security Agreement between Prudential Securities Realty Funding
              Corporation and DVI Business Credit Corporation, dated as of June 7, 1995.(1)
   10.25      Interim Warehouse and Security Agreement, dated as of February 2, 1995, among
              ContiTrade Services Corporation, DVI Financial Services Inc. and the Registrant
              (the "Conti Facility").(1)
   10.26      Credit Increase Confirmation and Amendment to the Conti Facility, dated March 2,
              1995.(1)
   10.27      Note Purchase Agreement among the Registrant and the Purchasers listed therein, dated as of June 21, 1994.(8)
   10.28      Amendment No. 1 to Note Purchase Agreement among the Registrant and the Purchasers
              listed therein, dated as of November   , 1994.(1)
   21         Subsidiaries of the Registrant.(9)
   23.1       Consent of Rogers & Wells (contained in Exhibit 5).(1)
   23.2       Consent of Deloitte & Touche LLP.(1)
   24         Power of Attorney (included on page II-5 of this Registration Statement).

- ---------------

(1) Filed herewith.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-3 (Registration No. 33-84604) and incorporated herein by reference.

(3) Filed previously as an Exhibit to the Company's Registration Statement on Form S-18 (Registration No. 33-8758) and by this reference incorporated herein.

(4) Filed previously as an Exhibit to the Company's Form 10-K (File No. 0-16271) for the year ended June 30, 1990 and by this reference incorporated herein.

(5) Filed previously as an Exhibit to the Company's Registration Statement on Form S-2 (Registration No. 33-46664) and by this reference is incorporated herein.

(6) Filed previously as an Exhibit to the Company's Form 10-K (File No. 0-16271) for the year ended June 30, 1993 and by this reference is incorporated herein.

(7) Filed previously as an Exhibit to the Company's Form 10-Q (File No. 0-16271) for the quarter ended March 31, 1994 and by this reference is incorporated herein.

(8) Filed previously as an Appendix to the Company's Consent Statement dated as of December 29, 1994 and by this reference is incorporated herein.

(9) Filed previously as an Exhibit to the Company's Form 10-K/A-1(File No. 0-16271) for the year ended June 30, 1994 and by this reference is incorporated herein.